                                            Registration Statement No. 333-96519
                                                                       811-03927

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                       TO
                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2



A.  Exact Name of Trust:  THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE
                          -------------------------------------------------


B.  Name of Depositor:  THE TRAVELERS INSURANCE COMPANY
                        -------------------------------


C.  Complete Address of Depositor's Principal Executive Offices:

             One Tower Square,
             Hartford, Connecticut  06183

D.  Name and Complete Address of Agent for Service:

             Ernest J. Wright, Secretary
             The Travelers Insurance Company
             One Tower Square
             Hartford, Connecticut  06183

It is proposed that this filing will become effective (check appropriate box):

___________      immediately upon filing pursuant to paragraph (b)
___________      on ___________ pursuant to paragraph (b)
___________      60 days after filing pursuant to paragraph (a)(1)
___________      on __________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

____________  this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.  Title of securities being registered:

             Variable Life Insurance Policies.

             Pursuant to Rule 24f-2 under the Investment Company Act of 1940 the Registrant hereby declares that an indefinite amount of its Variable Life Insurance Policies is being registered under the Securities Act of 1933.

F.  Approximate date of proposed public offering:

    As soon as practicable following the effectiveness of the Registration Statement

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

________ Check the box if it is proposed that this filing will become effective on ____ at ___ pursuant to Rule 487. ______

                         RECONCILIATION AND TIE BETWEEN
                         FORM N-8B-2 AND THE PROSPECTUS
                         ------------------------------

Item No. of
Form N-8B-2          CAPTION IN PROSPECTUS
-----------          ----------------------
       1             Cover page
       2             Cover page
       3             Not applicable
       4             The Company; Distribution
       5             The Travelers Fund UL for Variable Life Insurance
       6             The Travelers Fund UL for Variable Life Insurance
       7             Not applicable
       8             Not applicable
       9             Legal Proceedings and Opinion
       10            Prospectus Summary; The Company; The Travelers Fund UL for Variable Life
                        Insurance, The Investment Options; How the Policy Works; Transfers of Cash Value;
                        The Separate Account and Valuation; Voting Rights; Disregard of Voting
                        Instructions; Dividends; Lapse and Reinstatement
       11            Prospectus Summary; The Investment Options
       12            Prospectus Summary; The Investment Options
       13            Charges and Deductions; Distribution
       14            How the Policy Works
       15            Prospectus Summary; Applying Premium Payments
       16            The Investment Options; Applying Premium Payments
       17            Prospectus Summary; Right to Cancel; The Separate Account and Valuation;
                        Policy Loans; Exchange Rights
       18            The Investment Options; Charges and Deductions; Federal Tax Considerations;
                        Dividends
       19            Statements to Policy Owners
       20            Not applicable
       21            Policy Loans
       22            Not applicable
       23            Not applicable
       24            Not applicable
       25            The Company
       26            Not applicable
       27            The Company
       28            The Company; Management
       29            The Company
       30            Not applicable
       31            Not applicable
       32            Not applicable
       33            Not applicable
       34            Not applicable
       35            The Company; Distribution
       36            Not applicable
       37            Not applicable
       38            Distribution
       39            The Company; Distribution
       40            Not applicable
       41            The Company; Distribution
       42            Not applicable
       43            Not applicable
       44            Applying Premium Payments; Accumulation Unit Values
       45            Not applicable

Item No. of
Form N-8B-2          CAPTION IN PROSPECTUS
------------         ---------------------
       46            The Separate Account and Valuation; Access to Cash Values
       47            The Investment Options
       48            Not applicable
       49            Not applicable
       50            Not applicable
       51            Prospectus Summary; The Company; How the Policy Works; Death Benefits and Lapse
                         and Reinstatement
       52            The Investment Options
       53            Federal Tax Considerations
       54            Not applicable
       55            Not applicable
       56            Not applicable
       57            Not applicable
       58            Not applicable
       59            Financial Statements

                                   PROSPECTUS


This Prospectus describes The Travelers Variable Life, an individual variable universal (flexible premium) life insurance Policy (the "Policy") offered by The Travelers Insurance Company (the "Company"). A Policy Owner may choose the amount of life insurance coverage desired with a minimum Stated Amount of $50,000. The premium payment may be allocated by the Policy Owner to one or more of the variable funding options (the "Investment Options").


During the Policy's Right to Cancel Period, the Applicant may return the Policy to the Company for a refund. The Right to Cancel Period expires on the latest of ten days after you receive the Policy, ten days after we mail or deliver to you a written Notice of Right to Cancel, or 45 days after the Applicant signs the application for insurance (or later if state laws requires).


There is no guaranteed minimum Cash Value for a Policy. The Cash Value of the Policy will vary to reflect the investment performance of the Investment Options to which you have directed your premium payments. You bear the investment risk under the policy. The Cash Value is reduced by the various fees and charges assessed under the Policy, as described in this Prospectus. The Policy will remain in effect for as long as the Cash Surrender Value can pay the monthly Policy charges (subject to the Grace Period provision), or for a longer period as may be provided under the Lapse Protection Guarantee Rider.


We offer two death benefits under the Policy -- the "Level Option" and the "Variable Option." Under either option, the death benefit will never be less than the Amount Insured (less any outstanding Policy loans or Monthly Deduction Amounts due and unpaid). You choose one at the time you apply for the Policy, however you may change the death benefit option, subject to certain conditions.


This Policy may be or become a modified endowment Policy under federal tax law. If so, any partial withdrawal, Policy surrender or loan may result in adverse tax consequences or penalties.


REPLACING EXISTING INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.

EACH OF THE INVESTMENT OPTION PROSPECTUSES ARE INCLUDED WITH THE PACKAGE CONTAINING THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE LIFE INSURANCE POLICIES ARE NOT DEPOSITS OF ANY BANK AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENT AGENCY.


                  THE DATE OF THIS PROSPECTUS IS JUNE 2, 2000.

                               TABLE OF CONTENTS


Glossary of Special Terms.............    3
Prospectus Summary....................    5
General Description...................   10
How the Policy Works..................   10
  Beneficiary.........................   10
  Applying Premium Payments...........   10
The Investment Options................   11
Policy Benefits and Rights............   14
  Transfers of Cash Value.............   14
  Telephone Transfers.................   14
  Automated Transfers.................   14
     Dollar-Cost Averaging............   14
     Portfolio Rebalancing............   15
  Lapse and Reinstatement.............   15
  Additional Insurance Benefits.......   15
  Lapse Protection Guarantee Rider....   15
  Exchange Rights.....................   16
  Right to Cancel.....................   16
Access to Cash Values.................   16
  Policy Loans........................   16
  Cash Value and Cash Surrender
     Value............................   17
Death Benefit.........................   17
     Payment of Proceeds..............   19
     Payment Options..................   19
Maturity Benefits.....................   20
     Coverage Extension Rider.........   20
     Maturity Extension Rider.........   20
Charges and Deductions................   20
     General..........................   20
  Charges Against Premium.............   21
     Front-End Sales Charge...........   21
     State Premium Tax Charge.........   21
     DAC Charge.......................   21
  Monthly Deduction Amount............   21
     Cost of Insurance Charge.........   22
     Administrative Expense Charge....   22
     Charges for Supplemental Benefit
       Provisions.....................   22
  Charges Against the Separate
     Account..........................   22
     Mortality and Expense Risk
       Charge.........................   22
  Underlying Fund Fees................   22
  Surrender Charges...................   22
  Transfer Charge.....................   23
  Reduction or Elimination of
     Charges..........................   23
The Separate Account and Valuation....   23
  The Travelers Fund UL for Variable
     Life Insurance (Fund UL )........   23
  How the Cash Value Varies...........   24
  Accumulation Unit Value.............   24
  Net Investment Factor...............   24
Changes to the Policy.................   24
  General.............................   24
  Changes in Stated Amount............   25
  Changes in Death Benefit Option.....   25
Additional Policy Provisions..........   25
  Assignment..........................   25
  Limit on Right to Contest & Suicide
     Exclusion........................   25
  Misstatement as to Sex and Age......   26
  Voting Rights.......................   26
Other Matters.........................   26
  Statements to Policy Owners.........   26
  Suspension of Valuation.............   26
  Dividends...........................   26
  Mixed and Shared Funding............   27
  Distribution........................   27
  Legal Proceedings and Opinion.......   27
  Experts.............................   27
Federal Tax Considerations............   27
  General.............................   27
  Tax Status of the Policy............   28
     Definition of Life Insurance.....   28
     Diversification..................   28
     Investor Control.................   28
  Tax Treatment of Policy Benefits....   29
     In General.......................   29
     Modified Endowment Contracts.....   29
     Exchanges........................   30
     Aggregation of Modified Endowment
       Contracts......................   30
     Policies which are not Modified
       Endowment Contracts............   30
     Treatment of Loan Interest.......   31
     The Company's Income Taxes.......   31
The Company...........................   31
  IMSA................................   31
Management............................   32
  Directors of The Travelers Insurance
     Company..........................   32
  Senior Officers of The Travelers
     Insurance Company................   33
Example of Policy Charges.............   33
Illustrations.........................   34
Performance Information...............   36
Appendix A............................  A-1
Financial Statements of the Separate
  Account
Financial Statements of the Company

                           GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

The following terms are used throughout the Prospectus, and have the indicated meanings:

ACCUMULATION UNIT -- a standard of measurement used to calculate the values allocated to the Investment Options.


BENEFICIARY(IES) -- the person(s) named to receive the benefits of this Policy at the Insured's death.


CASH SURRENDER VALUE -- the Cash Value less any outstanding Policy loan and surrender charges.

CASH VALUE -- the current value of Accumulation Units credited to each of the Investment Options available under the Policy, plus the value of the Loan Account.


COMPANY'S HOME OFFICE -- the principal executive offices of The Travelers Insurance Company located at One Tower Square, Hartford, Connecticut 06183.


DEDUCTION DATE -- the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy's Cash Value.

INSURED -- the person on whose life the Policy is issued.


INVESTMENT OPTIONS -- the segments of the Separate Account or Portfolio to which you may allocate premiums or Cash Value under Fund UL.


ISSUE DATE -- the date on which the Policy is issued by the Company for delivery to the Policy Owner.


LAPSE PROTECTION GUARANTEE RIDER -- a rider which provides that the Policy will not lapse if a required amount of premium is paid. (Not available in all states.)



LAPSE PROTECTION PREMIUM -- an amount shown on the Policy Summary page, the cumulative amount of which must be paid in order for the Lapse Protection Guarantee to be in effect.



LOAN ACCOUNT -- an account in the Company's general account to which we transfer the amount of any Policy loan, and to which we credit and charge a fixed rate of interest.


MATURITY DATE -- The anniversary of the Policy Date on which the Insured is age 100.

MINIMUM AMOUNT INSURED -- the amount of Death Benefit required to qualify this Policy as life insurance under federal tax law.

MONTHLY DEDUCTION AMOUNT -- the amount of charges deducted from the Policy's Cash Value which includes cost of insurance charges, administrative charges, and any charges for supplemental benefits.

NET AMOUNT AT RISK -- an amount equal to the Death Benefit minus the Cash Value.


NET PREMIUM -- the amount of each premium payment applied to purchase Accumulation Units under the Policy, less the deduction of sales expense charges, premium tax charges, and Deferred Acquisition Cost Charge (DAC).


PLANNED PREMIUM -- the amount of premium which the Policy Owner chooses to pay to the Company on a scheduled basis, and for which the Company will bill the Policy Owner, either annually, semiannually or through automatic monthly checking account deductions.

POLICY DATE -- the date on which the Policy, benefits and provisions of the Policy become effective.

POLICY MONTH -- monthly periods computed from the Policy Date.

POLICY OWNER (YOU, YOUR OR OWNER) -- the person having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

POLICY YEARS -- annual periods computed from the Policy Date.


SEPARATE ACCOUNT -- assets set aside by The Travelers Insurance Company, for this class of policies and certain policies, the investment experience of which is kept separate from that of other assets of The Travelers Life and Annuity Company; for example, The Travelers Fund UL for Variable Life Insurance.

STATED AMOUNT -- the amount originally selected by the Policy Owner used to determine the Death Benefit, or as may be increased or decreased as described in this Prospectus.


UNDERLYING FUND -- the underlying mutual fund(s) that correspond to each Investment Option. Each Investment Option invests directly in a Fund.



VALUATION DATE -- a day on which the Separate Account is valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading. The value of Accumulation Units will be determined as of 4:00 p.m. Eastern time.


VALUATION PERIOD -- the period between the close of business on successive Valuation Dates.

                               PROSPECTUS SUMMARY
--------------------------------------------------------------------------------


WHAT IS FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE?



The Flexible Premium Variable Life Insurance Policy is designed to provide insurance protection on the life of the Insured and to build Cash Value. Like other life insurance it provides an income-tax free death benefit that is payable to the Beneficiary upon the Insured's death. Unlike traditional, fixed-premium life insurance, the Policy allows you, as the owner, to allocate your premium, or transfer Cash Value to various Investment Options. These Investment Options include equity, bond, money market and other types of portfolios. Your Cash Value may increase or decrease daily, depending on investment return. There is no minimum amount guaranteed as it would be in a traditional life insurance policy.



INVESTMENT OPTIONS: You have the ability to choose from a wide variety of well-known Investment Options. These professionally managed stock, bond and money market funding options cover a broad spectrum of investment objectives and risk tolerance. Currently, the following Investment Options (subject to state availability) are available under Fund UL: (Funds offered may change)



Capital Appreciation Fund                       GREENWICH STREET SERIES FUND:
Dreyfus Stock Index Fund                        Equity Index Portfolio (Class I)
Managed Assets Trust                            Total Return Portfolio
Money Market Portfolio                          JANUS ASPEN SERIES:
                                                Aggressive Growth Portfolio -- Service Shares
DEUTSCHE ASSET MANAGEMENT VIT TRUST:              Global Technology Portfolio -- Service
  EAFE Equity Index Fund                        Shares   Worldwide Growth
  Small Cap Index Fund                          Portfolio -- Service Shares
FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND:    TRAVELERS SERIES FUND, INC.:
  Equity Income Portfolio -- Initial Class      AIM Capital Appreciation Portfolio
  Growth Portfolio -- Initial Class             Alliance Growth Portfolio
  High Income Portfolio -- Initial Class        MFS Total Return Portfolio
                                                Putnam Diversified Income Portfolio
FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND     Smith Barney High Income Portfolio
II:                                             Smith Barney Large Capitalization Growth
  Asset Manager Portfolio -- Initial Class      Smith Barney Large Cap Value Portfolio
FRANKLIN TEMPLETON VARIABLE INSURANCE           TRAVELERS SERIES TRUST:
PRODUCTS TRUSTS:                                U.S. Government Securities Portfolio
  Templeton Growth Securities Fund (Class 1)    Zero Coupon Bond Portfolio 2005



Additional Investment Options may be added from time to time. For more information see "The Investment Options." Refer to each Fund's prospectus for a complete description of the investment objectives, restrictions and other material information.


PREMIUMS: When applying for your Policy, you state how much you intend to pay, and whether you will pay annually, semiannually or monthly via checking account deductions. You may also make unscheduled premium payments in any amount. No premium payments will be accepted if receipt of such premiums would disqualify the Policy as life insurance under applicable federal tax laws.

You indicate on your application what percentage of each Net Premium you would like allocated to the Investment Options. You may change your allocations by writing to the Company or by calling 1-800-334-4298.


During the underwriting period, any premium paid will be held in a non-interest bearing account. After the Policy Date, your Net Premium will be distributed to each Investment Option in the percentages indicated on your application.



RIGHT TO EXAMINE POLICY: You may return your Policy for any reason and receive either (depending on state law) a refund of premiums paid less any loans, or a refund of cash value less any loans plus any charges that were deducted by mailing us the Policy and a written request for cancellation within a specified period.


DEATH BENEFITS: At time of application, you select a death benefit option. Under certain conditions you may be able to change the death benefit option at a later date. The options available are:

     - LEVEL OPTION (OPTION 1): the death benefit will be equal to the greater of the Stated Amount or the Minimum Amount Insured.

     - VARIABLE OPTION (OPTION 2): the death benefit will be equal to the greater of the Stated Amount plus the Cash Value or the Minimum Amount Insured.

POLICY VALUES: As with other types of non-term insurance policies, this Policy will accumulate a Cash Value. The Cash Value of the Policy will increase or decrease to reflect the investment experience of the Investment Options. Monthly charges and any partial surrenders taken will also decrease the Cash Value. There is no minimum guaranteed Cash Value.

     - ACCESS TO POLICY VALUES: You may borrow against your Policy's Cash Surrender Value. The maximum loan amount allowable is 100% of the Cash Value, less surrender penalties.

You may cancel all or a portion of your Policy while the Insured is living and receive all or a portion of the Cash Surrender Value. Depending on the amount of time the Policy has been in force, there may be a charge for the partial or full surrender.

TRANSFERS OF POLICY VALUES: You may transfer all or a portion of your Cash Value among the Investment Options. You may do this by writing to the Company or calling 1-800-334-4298.

You can use automated transfers to take advantage of dollar cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred from a relatively conservative Investment Option to a more aggressive one, or to several others.


LAPSE PROTECTION GUARANTEE RIDER: This Rider allows for your Policy to remain in effect until the Insured's death. You are required to pay at least the cumulative applicable Lapse Protection Premium displayed on your Policy Summary page. Any loans or partial surrenders are deducted from premium paid to determine if the Lapse Protection Guarantee is in effect.



GRACE PERIOD: If the Cash Surrender Value of your Policy becomes less than the amount needed to pay the Monthly Deduction Amount, and the Lapse Protection Guarantee Rider is not in effect, you will have 61 days to pay a premium that is sufficient to cover the Monthly Deduction Amount. If the premium is not paid, your Policy will lapse.


EXCHANGE RIGHTS: During the first two Policy Years, you can exchange this Policy for one that provides benefits that do not vary with the investment return of the Investment Options.

TAX CONSEQUENCES: Currently, the federal tax law excludes all Death Benefit payments from the gross income of the Beneficiary. At any point in time, the Policy may become a modified endowment contract ("MEC"). A MEC has an income-first taxation of all loans, pledges, collateral assignments or partial surrenders. A 10% penalty tax may be imposed on such income distributed before the Policy Owner attains age 59 1/2. The Company has established safeguards for monitoring whether a Policy may become a MEC.

CHARGES AND DEDUCTIONS: Your Policy is subject to the following charges, which compensate the Company for administering and distributing the Policy, as well as paying Policy benefits and assuming related risks. These charges are summarized below, and explained in detail under "Charges and Deductions."

POLICY CHARGES:


     - SALES AND PREMIUM EXPENSE CHARGES -- A sales charge, a premium tax charge, and a Deferred Acquisition Cost ("DAC") charge are applied to each premium.



                                                                            TOTAL
                                                                           PREMIUM
      STATED                SALES          PREMIUM                         EXPENSE
      AMOUNT                CHARGE           TAX             DAC           CHARGE
-------------------         ------         -------         -------         -------
$50,000 - $4,999,999        1.50%          2.25%            1.25%           5.0%
$5,000,000+                     0          2.25%            1.25%           3.5%



     - MONTHLY DEDUCTION -- deductions taken from the value of your Policy each month to cover cost of insurance charges, the monthly administrative expense charges and charges for optional benefits.



     - FULL SURRENDER CHARGE -- applies if you surrender your Policy for its full Cash Value or the Policy lapses, during the first 10 years and for 10 years after requesting an increase in coverage. The surrender charge is a per thousand of stated amount charge.



     - PARTIAL SURRENDER CHARGE -- applies if you surrender part of the Cash Value of your Policy.


ASSET-BASED CHARGES:


     - MORTALITY AND EXPENSE RISK CHARGE -- applies to the assets of the Investment Options on a daily basis which equals an annual rate of .85% for the first 15 years and .20% thereafter.


     - UNDERLYING FUND FEES -- the separate account purchases shares of the Underlying Funds on a net asset value basis. The shares purchased already reflect the deduction of investment advisory fees and other expenses. The fees are shown in the table below.

TRAVELERS VARIABLE LIFE


2000 FUND EXPENSES




                                              MANAGEMENT                       OTHER            TOTAL
                                                 FEE                         EXPENSES          EXPENSES
                                              (AFTER EXPENSE                 (AFTER EXPENSE   (AFTER EXPENSE
                 FUND NAME                    REIMBURSEMENT)   12B-1 FEES    REIMBURSEMENT)   REIMBURSEMENT)
Capital Appreciation Fund (Janus)                 0.75%                          0.08%             0.83%
Dreyfus Stock Index Fund                          0.25%                          0.01%             0.26%
Managed Assets Trust                              0.50%                          0.10%             0.60%
Money Market(1)                                   0.32%                          0.08%             0.40%
DEUTCHE ASSET MANAGEMENT VIT TRUST:
EAFE Equity Index Fund(2)                         0.26%                          0.39%             0.65%
Small Cap Index Fund(2)                           0.13%                          0.32%             0.45%
FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND:
Equity Income Portfolio Initial Class(4)          0.48%                          0.08%             0.57%
Growth Portfolio Initial Class(4)                 0.58%                          0.07%             0.66%
High Income Portfolio Initial Class               0.58%                          0.11%             0.69%
FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND
  II:
Asset Manager Portfolio Initial Class(4)          0.53%                          0.09%             0.63%
GREENWICH STREET SERIES FUND:
Equity Index Portfolio(7)                         0.21%                          0.07%             0.28%
Total Return Portfolio(8)                         0.75%                          0.04%             0.79%
JANUS ASPEN SERIES FUND:
Aggressive Growth(3)                              0.65%           0.25%          0.02%             0.92%
Global Technology(3)                              0.65%           0.25%          0.13%             1.03%
Worldwide Growth(3)                               0.65%           0.25%          0.05%             0.95%
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST:
Templeton Growth Securities Fund(5)               0.83%                          0.05%             0.88%
TRAVELERS SERIES FUND, INC.:
AIM Capital Appreciation Portfolio(6)             0.80%                          0.04%             0.84%
Alliance Growth Portfolio(6)                      0.80%                          0.02%             0.82%
MFS Total Return Portfolio(6)                     0.80%                          0.04%             0.84%
Putnam Diversified Income Portfolio(6)            0.75%                          0.08%             0.83%
Smith Barney High Income Portfolio(6)             0.60%                          0.06%             0.66%
Smith Barney Large Cap Value(6)                   0.65%                          0.02%             0.67%
Smith Barney Large Cap Growth(6)                  0.75%                          0.11%             0.86%
TRAVELERS SERIES TRUST:
U.S. Govt Securities                              0.32%                          0.16%             0.48%
Zero Coupon Bond Portfolio 2005                   0.10%                          0.05%             0.15%



(1) Other Expenses have been restated to reflect the current expense reimbursement arrangement with Travelers Insurance Company. Travelers has agreed to reimburse the Portfolio for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.40%. Without such arrangement, Total Expenses would have been 0.50% for the Money Market Portfolio.



(2) These fees reflect a voluntary expense reimbursement arrangement whereby the Adviser has agreed to reimburse the funds. Without such arrangement, the Management Fee, Other Expenses and Total Expenses for the Deutsche VIT EAFE Equity Index Fund and Small Cap Index Fund would have been 0.45%, 0.69%, and 1.14% and 0.35%, 0.83%, and 1.18%, respectively. Effective April 2000, the Trust's name was changed from BT Insurance Funds Trust to Deutsche Asset Management VIT Funds.



(3) Expenses are based on the estimated expenses that the new Service Shares Class of each Portfolio expects to incur in its initial fiscal year. All expenses are shown without the effect of offset arrangements.

(4) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds, or FMR on behalf of certain funds, custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund 's expenses. With these reductions, the total operating expenses presented in the table are 0.56% for Equity-Income Portfolio, 0.65% for Growth Portfolio, and 0.62% for Asset Manager Portfolio.



(5) On 2/8/00, a merger and reorganization was approved to merge the assets of Templeton Stock Fund into Templeton Global Growth Fund (which then changed its name to Templeton Growth Securities Fund), effective 5/1/00. The above table shows restated total expenses based upon the fees and assets of Templeton Global Growth Fund as of 12/31/99, and not the assets of the combined fund on 5/1/00. However, if the table reflected the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.80%, Other Expenses 0.05%, and Total Annual Operating Expenses 0.85%. The Fund's administration fee is paid indirectly through the management fee.



(6) Expenses are as of October 31, 1999 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 1999.



(7) The Portfolio Management Fee for Equity Index Portfolio includes 0.06% for fund administration.



(8) The Portfolio Management Fee for the Appreciation Portfolio, the Total Return, and the Diversified Strategic Income Portfolio includes 0.20% for fund administration.

                              GENERAL DESCRIPTION
--------------------------------------------------------------------------------


This prospectus describes an individual flexible premium variable life insurance Policy offered by The Travelers Insurance Company ("Company"). The policy offers:


     - Flexible premium payments (you select the timing and amount of the premium)

     - A selection of investment options

     - A choice of two death benefit options

     - Loans and partial withdrawal privileges

     - The ability to increase or decrease the Policy's face amount of insurance

     - Additional benefits through the use of optional riders

This Policy is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with death benefits, cash values and other features traditionally associated with life insurance. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured, and Death Benefit may increase or decrease depending on the investment experience of the Investment Options chosen.

THE APPLICATION. In order to become a policy owner, you must submit an application to the Company. You must provide evidence of insurability. On the application, you will also indicate:

     - the amount of insurance desired (the "Stated Amount"); minimum of $50,000

     - your choice of the two death benefit options

     - the beneficiary(ies), and whether or not the beneficiary is irrevocable

     - your choice of investment options.

Our underwriting staff will review the application, and, if approved, we will issue the Policy.

                              HOW THE POLICY WORKS
--------------------------------------------------------------------------------

You make premium payments and direct them to one or more of the available investment options. The policy's Cash Value will increase or decrease depending on the performance of the investment options you select. In the case of death benefit option 2, the Death Benefit will also vary based on the investment options' performance.

BENEFICIARY

The Applicant names the Beneficiary in the application for the Policy. The Policy Owner may change the Beneficiary (unless irrevocably named) during the Insured's lifetime by sending a written request to the Company. If no Beneficiary is living when the Insured dies, the Death Benefit will be paid to the Policy Owner, if living; otherwise, the Death Benefit will be paid to the Policy Owner's estate.


Your Policy becomes effective once our underwriting staff has approved the application and once the first premium payment has been made. The Policy Date is the date we use to determine all policy charges, for example, the deduction dates, policy months, policy years. The Policy Date may be before or the same date as the Issue Date (the date the policy was issued). During the underwriting period, any premium paid will be held in a non-interest bearing account. Your policy will stay in effect as long as the policy's cash surrender value can pay the policy's monthly charges (subject to state variations).


APPLYING PREMIUM PAYMENTS


We apply the first premium on the later of the Policy Date or the date we receive it at our Home Office. During the Right to Cancel Period, we allocate net premiums to the Investment Options selected by you.

The investment options are segments of the separate account. They correspond to underlying funds with the same names. The available investment options are listed below.

We credit your policy with accumulation units of the investment option(s) you have selected. We calculate the number of accumulation units by dividing your net premium payment by each investment option's accumulation unit value computed after we receive your payment.

                             THE INVESTMENT OPTIONS
--------------------------------------------------------------------------------


You may allocate premium payments to one or more of the available Investment Options. The Investment Options currently available under the Policy may be added, withdrawn or substituted as permitted by applicable state or federal law. We would notify you before making such a change. Please read carefully the complete risk disclosure in each Investment Option's prospectus before investing. For more detailed information on the investment advisers and their services and fees, please refer to the prospectuses for the Investment Options. In addition, Travelers has entered into agreements with either the investment adviser or distributor of certain of the underlying funds in which the adviser or distributor pays us a fee for providing administrative services, which fee may vary. The fee is ordinarily based upon an annual percentage of the average aggregate net amount invested in the underlying funds on behalf of the Separate Account.



The Investment Options currently available under Fund UL are as follows:



    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
Capital Appreciation Fund  Seeks growth of capital through the     Travelers Asset Management
                           use of common stocks. Income is not an  International Company LLC
                           objective. The Fund invests             ("TAMIC")
                           principally in common stocks of small   Subadviser: Janus Capital
                           to large companies which are expected   Corp.
                           to experience wide fluctuations in
                           price in both rising and declining
                           markets.
Dreyfus Stock Index Fund   Seeks to provide investment results     Mellon Equity
                           that correspond to the price and yield
                           performance of publicly traded common
                           stocks in the aggregate, as
                           represented by the Standard & Poor's
                           500 Composite Stock Price Index.
Managed Assets Trust       Seeks high total investment return      TAMIC
                           through a fully managed investment      Subadviser: Travelers
                           policy in a portfolio of equity, debt   Investment Management Company
                           and convertible securities.             ("TIMCO")
Money Market Portfolio     Seeks high current income from short-   TAMIC
                           term money market instruments while
                           preserving capital and maintaining a
                           high degree of liquidity.
DEUTSCHE ASSET MANAGEMENT
  VIT TRUST
EAFE Equity Index Fund     Seeks to replicate, before deduction    Bankers Trust Global
                           of expenses, the total return           Investment Management
                           performance of the EAFE index.
Small Cap Index Fund       Seeks to replicate, before deduction    Bankers Trust Global
                           of expenses, the total return           Investment Management
                           performance of the Russell 2000 index.
FIDELITY'S VARIABLE
  INSURANCE PRODUCTS FUND
Equity Income              Seeks reasonable income by investing    Fidelity Management &
Portfolio -- Initial       primarily in income-producing equity    Research Company ("FMR")
Class                      securities; in choosing these
                           securities, the portfolio manager will
                           also consider the potential for
                           capital appreciation.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
Growth Portfolio --        Seeks capital appreciation by purchas-  FMR
Initial Class              ing common stocks of well-known,
                           established companies, and small
                           emerging growth companies, although
                           its investments are not restricted to
                           any one type of security. Capital
                           appreciation may also be found in
                           other types of securities, including
                           bonds and preferred stocks.
High Income Portfolio --   Seeks to obtain a high level of         FMR
Initial Class              current income by investing primarily
                           in high yielding, lower-rated,
                           fixed-income securities, while also
                           considering growth of capital.
FIDELITY'S VARIABLE INSURANCE
  PRODUCTS FUND II
Asset Manager              Seeks high total return with reduced    FMR
Portfolio -- Initial       risk over the long-term by allocating
Class                      its assets among stocks, bonds and
                           short-term fixed-income instruments.
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS TRUST
Templeton Growth           Seeks high current income by investing  Templeton Global
Securities Fund            primarily in debt securities of compa-  Advisors Limited
(Class 1)                  nies, governments and government
                           agencies of various nations throughout
                           the world.
GREENWICH STREET
  SERIES FUND
Equity Index Portfolio     Seeks to replicate, before deduction    TIMCO
                           of expenses, the total return
                           performance of the S&P 500 index.
Total Return Portfolio     An equity portfolio that seeks to pro-  SSB Citi Funds Management LLC
                           vide total return, consisting of        ("SSBC")
                           long-term capital appreciation and
                           income. The Portfolio will invest
                           primarily in a diversified portfolio
                           of dividend-paying common stocks.
JANUS ASPEN SERIES
Aggressive Growth          Seeks long-term capital growth by       Janus Capital Corporation
Portfolio -- Service       investing primarily in common stocks    (Janus)
Shares                     selected for their growth potential,
                           normally investing at least 50% in the
                           equity assets of medium-sized
                           companies.
Worldwide Growth           Seeks long-term growth of capital in a  Janus
Portfolio -- Service       manner consistent with the
Shares                     preservation of capital. It pursues
                           its objective by investing primarily
                           in common stocks of companies of any
                           size throughout the world. The
                           Portfolio normally invests in issuers
                           from at least five different coun-
                           tries, including the United States.
                           The Portfolio may at times invest in
                           fewer than five countries or even a
                           single country.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
Global Technology          Seeks long-term growth of capital. It   Janus
Portfolio -- Service       pursues its objective by investing
Shares                     primarily in equity securities of US
                           and foreign companies selected for
                           their growth potential. Normally, it
                           invests at least 65% of its total
                           assets in securities of companies that
                           the portfolio manager believes will
                           benefit significantly from advances or
                           improvements in technology.
TRAVELERS SERIES FUND, INC.
AIM Capital Appreciation   Seeks capital appreciation by           Travelers Investment Adviser
Portfolio                  investing principally in common stock,  ("TIA")
                           with emphasis on medium-sized and       Subadviser: AIM Capital
                           smaller emerging growth companies.      Management Inc.
Alliance Growth Portfolio  Seeks long-term growth of capital by    TIA
                           investing predominantly in equity       Subadviser: Alliance Capital
                           securities of companies with a          Management L.P.
                           favorable outlook for earnings and
                           whose rate of growth is expected to
                           exceed that of the U.S. economy over
                           time. Current income is only an
                           incidental consideration.
MFS Total Return           Seeks to obtain above-average income    TIA
Portfolio                  (compared to a portfolio entirely       Subadviser: Massachusetts
                           invested in equity securities)          Financial Services
                           consistent with the prudent employment
                           of capital. Generally, at least 40% of
                           the Portfolio's assets will be
                           invested in equity securities.
Putnam Diversified Income  Seeks high current income consistent    TIA
Portfolio                  with preservation of capital by         Subadviser: Putnam Investment
                           allocating its investments among the    Management, Inc.
                           following three sectors of the
                           fixed-income securities markets, a
                           U.S. Government Sector, a High Yield
                           Sector and an International Sector.
Smith Barney High Income   Seeks high current income. Capital      SSBC
Portfolio                  appreciation is a secondary objective.
                           The Portfolio will invest at least 65%
                           of its assets in high-yielding
                           corporate debt obligations and
                           preferred stock.
Smith Barney Large Cap     Seeks current income and long-term      SSBC
Value Portfolio            growth of income and capital by
                           investing primarily, but not
                           exclusively, in common stocks.
Smith Barney Large         Seeks long-term growth of capital by    SSBC
Capitalization Growth      investing primarily in equity
Portfolio                  securities of companies with large
                           market capitalization.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
TRAVELERS SERIES TRUST
U.S. Government            Seeks to select investments from the    TAMIC
Securities Portfolio       point of view of an investor concerned
                           primarily with highest credit quality,
                           current income and total return. The
                           assets of the U.S. Government Securi-
                           ties Portfolio will be invested in
                           direct obligations of the United
                           States, its agencies and
                           instrumentalities.
Zero Coupon Bond Fund      Seeks to provide as high an investment  TAMIC
Portfolio Series 2005      return as consistent with the
                           preservation of capital investing in
                           primarily zero coupon securities that
                           pay cash income but are acquired by
                           the Portfolio at substantial discounts
                           from their values at maturity. The
                           Zero Coupon Bond Fund Portfolios may
                           not be appropriate for Policy Owners
                           who do not plan to have their premiums
                           invested in shares of the Portfolios
                           for the long term or until maturity.


                           POLICY BENEFITS AND RIGHTS
--------------------------------------------------------------------------------

TRANSFERS OF CASH VALUE

As long as the Policy remains in effect, you may make transfers of Cash Value between Investment Options. We reserve the right to restrict the number of free transfers to four times (twelve times in New York) in any Policy Year and to charge $10 for each additional transfer; however, there is currently no charge for transfers.

We calculate the number of Accumulation Units involved using the Accumulation Unit Values we calculate at the end of the business day on which we receive the transfer request.

TELEPHONE TRANSFERS

The Policy Owner may make the request in writing by mailing such request to the Company at its Home Office, or by telephone (if an authorization form is on file) by calling 1-800-334-4298. The Company will take reasonable steps to ensure that telephone transfer requests are genuine. These steps may include seeking proper authorization and identification prior to processing telephone requests. Additionally, the Company will confirm telephone transfers. Any failure to take such measures may result in the Company's liability for any losses due to fraudulent telephone transfer requests.

AUTOMATED TRANSFERS

DOLLAR-COST AVERAGING

You may establish automated transfers of Policy Values on a monthly or quarterly basis from any Investment Option(s) to any other Investment Option(s) through written request or other method acceptable to the Company. You must have a minimum of $5,000 in the fund from which amounts will be transferred out of to enroll in the Dollar-Cost Averaging program. The minimum total automated transfer amount is $100.


You may start or stop participation in the Dollar-Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the

Policy. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

Before transferring any part of the Policy Value, Policy Owners should consider the risks involved in switching between investments available under this Policy. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

PORTFOLIO REBALANCING
You may elect to have the Company periodically reallocate values in your policy to match your original (or your latest) funding option allocation request.

LAPSE AND REINSTATEMENT

Except as provided below under "Lapse Protection Guarantee Rider", the Policy will remain in effect until the Cash Surrender Value of the Policy can no longer cover the Monthly Deduction Amount. If this happens we will notify you in writing that if the amount shown in the notice is not paid within 61 days (the "Grace Period"), the Policy may lapse. The amount shown will be enough to pay the deduction amount due. The Policy will continue through the Grace Period, but if no payment is received by us, it will terminate at the end of the Grace Period. If the person Insured under the Policy dies during the Grace Period, the Death Benefit payable will be reduced by the Monthly Deduction Amount due plus the amount of any outstanding loan. (See "Death Benefit," below.)



If the Policy lapses, you may reinstate the Policy by paying the reinstatement premium (and any applicable charges) shown in the Policy. You may request reinstatement within three years of lapse (unless a different period is required under applicable state law). Upon reinstatement, the Policy's Cash Value will be equal to the amount provided by the Net Premium. In addition, the Company reserves the right to require satisfactory evidence of insurability.


ADDITIONAL INSURANCE BENEFITS (RIDERS)


Subject to certain requirements, there are ten riders which may be added to your base Policy including the primary insured term, spouse term, child term, accidental death benefit, cost of living adjustment, waiver of deduction amount, specified amount payment and lapse protection guarantee rider. The last rider is described below. The Coverage Extension Rider and the Maturity Extension Rider are described under the "Maturity Benefits" section. There may be additional costs associated with these riders. Depending on your circumstances, it may be less costly to purchase more Death Benefit Coverage under the primary insured term rider than under the base variable policy.


LAPSE PROTECTION GUARANTEE RIDER

You may elect to have a Lapse Protection Guarantee Rider added to the Policy at issue (provided that the Insured meets all underwriting requirements for this Rider). The Lapse Protection Guarantee Rider benefit provides that if during the lifetime of the Insured the total premiums paid under the Policy, less any Loan Account Value and partial surrenders, equal or exceed the cumulative applicable Lapse Protection Premium shown on the Policy Summary Page of the Policy, a Lapse Protection Guarantee will be in effect. (This feature may be included in the base policy in some jurisdictions and may not be available in all jurisdictions.) This rider provides that the Policy will not lapse during the next Policy Month even if the Cash Surrender Value is insufficient to pay the Monthly Deduction Amount due. The Lapse Protection Premium will change if the Policy Owner makes a change in the Stated Amount or adds or eliminates supplemental benefit riders under the Policy. In such event, the Company will send the Policy Owner notice of the new applicable Lapse Protection Premium which must be met in order for the guarantee to remain in effect. The lapse protection premium requirement increases after the 10th policy year.

EXCHANGE RIGHTS



Once the Policy is in effect, it may be exchanged during the first 24 months for a form of non-variable permanent individual general account life insurance policy issued by the Company (or an affiliated company, if allowed by state law) on the life of the Insured. Benefits under the new life insurance policy will be as described in that policy. No evidence of insurability will be required. You have the right to select the same Death Benefit or Net Amount At Risk as the former Policy at the time of exchange. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any outstanding Policy loan must be repaid before we will make an exchange. In addition, there may be an adjustment for the difference in Cash Value between the two Policies.



RIGHT TO CANCEL



An Applicant may cancel the Policy by returning it via mail or personal delivery to the Company or to the agent who sold the Policy. The Policy must be returned by the latest of:



     (1) 10 days after delivery of the Policy to you



     (2) 45 days of completion of the Policy application



     (3) 10 days after the Notice of Right to Cancel has been mailed or delivered to the Applicant whichever is latest, or



     (4) later if required by state law.



We will refund either (depending on state law) any premiums paid less any loans, or the Cash Value of the Policy on the date we receive the returned Policy, plus any charges that were deducted, less any Loan Account Value.



We will make the refund within seven days after we receive your returned policy.



                             ACCESS TO CASH VALUES

--------------------------------------------------------------------------------

POLICY LOANS

A Policy Owner may obtain a cash loan from the Company secured by the Policy not to exceed 100% of the Policy's Cash Value (determined on the day on which the Company receives the written loan request), less any surrender penalties. Subject to state law, no loan requests may be made for amounts of less than $500.


If there is a loan outstanding at the time a subsequent loan request is made, the amount of the outstanding loan will be added to the new loan request. The Company will charge interest on the outstanding amounts of the loan, which interest must be paid in advance by the Policy Owner. During the first fifteen
(15) Policy Years, the full Loan Account Value will be charged an annual interest rate of 5.66% (7.4% in NY & MA); thereafter 4.76% (6.54% in NY & MA) will be charged.


The amount of the loan will be transferred as of the date the loan is made on a pro rata basis from each of the Investment Options attributable to the Policy (unless the Policy Owner states otherwise) to another account (the "Loan Account"). Amounts in the Loan Account will be credited by the Company with a fixed annual rate of return of 4% (6% in New York and Massachusetts) and will not be affected by the investment performance of the Investment Options. When loan repayments are made, the amount of the repayment will be deducted from the Loan Account and will be reallocated based upon premium allocation percentages among the Investment Options applicable to the Policy (unless the Policy Owner states otherwise). The Company will make the loan to the Policy Owner within seven days after receipt of the written loan request.

An outstanding loan amount decreases the Cash Surrender Value. If a loan is taken or a loan is not repaid, it permanently decreases the Cash Surrender Value, which could cause the Policy to lapse (see "Lapse and Reinstatement.") For example, if a Policy has a Cash Surrender Value of $10,000, the Policy Owner may take a loan of 100% or $10,000, leaving a new Cash Surrender Value of $0.00. In addition, the Death Benefit actually payable would be decreased because of the outstanding loan. Furthermore, even if the loan is repaid, the Death Benefit and Cash Surrender Value may be permanently affected since the Policy Owner was not credited with the investment experience of an Investment Option on the amount in the Loan Account while the loan was outstanding. All or any part of a loan secured by a Policy may be repaid while the Policy is still in effect.

CASH VALUE AND CASH SURRENDER VALUE

The Cash Value of a Policy changes on a daily basis and will be computed on each Valuation Date. The Cash Value will vary to reflect the investment experience of the Investment Options, as well as any partial Cash Surrenders, Monthly Deduction Amount, daily Separate Account charges, and any additional premium payments. There is no minimum guaranteed Cash Value.

The Cash Value of a particular Policy is related to the net asset value of the Investment Options to which premium payments on the Policy have been allocated. The Cash Value on any Valuation Date is calculated by multiplying the number of Accumulation Units credited to the Policy in each Investment Options as of the Valuation Date by the current Accumulation Unit Value of that Investment Option, then adding the collective result for each of the Investment Options credited to the Policy, and finally adding the value (if any) of the Loan Account. A Policy Owner may withdraw Cash Value from the Policy, or transfer Cash Value among the Investment Options, on any day that the Company is open for business.


As long as the Policy is in effect, a Policy Owner may elect, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable), to surrender the Policy and receive its "Cash Surrender Value"; i.e., the Cash Value of the Policy determined as of the day the Company receives the Policy Owner's written request, less any outstanding Policy loan, and less any applicable Surrender Charges. For full surrenders, the Company will pay the Cash Surrender Value of the Policy within seven days following its receipt of the written request, or on the date requested by the Policy Owner, whichever is later. The Policy will terminate on the date of the Company's receipt of the written request, or on the date the Policy Owner requests the surrender to become effective, whichever is later.



In the case of partial surrenders, the Cash Surrender Value will be equal to the amount requested to be surrendered minus any applicable Surrender Charges. The deduction from Cash Value for a partial surrender will be made on a pro rata basis against the Cash Value of each of the Investment Options attributable to the Policy (unless the Policy Owner states otherwise in writing).



In addition to reducing the Cash Value of the Policy, partial cash surrenders will reduce the Death Benefit payable under the Policy. Under Option 1, the Stated Amount of the Policy will be reduced by the amount of the partial cash surrender. Under Option 2, the Cash Value, which is part of the Death Benefit, will be reduced by the amount of the partial cash surrender. The Company may require return of the Policy to record such reduction.


                                 DEATH BENEFIT
--------------------------------------------------------------------------------

The Death Benefit under the Policy is the amount paid to the Beneficiary upon the Insured's death. The Death Benefit will be reduced by any outstanding charges, fees and Policy loans. All or part of the Death Benefit may be paid in cash or applied to one or more of the payment options described in the following pages.

You may elect one of two Death Benefit options. As long as the Policy remains in effect, the Company guarantees that the Death Benefit under either option will be at least the current Stated Amount of the Policy less any outstanding Policy loan and unpaid monthly Deduction Amount due. The Death Benefit under either option may vary with the Cash Value of the Policy. Under Option 1 (the "Level Option"), the Death Benefit will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Cash Value (the "Minimum Amount Insured"). Under Option 2 (the "Variable Option"), the Death Benefit will be equal to the Stated Amount of the Policy plus the Cash Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured.



The Minimum Amount Insured is the amount required to qualify the Policy as a life insurance Policy under the current federal tax law. Under that law, the Minimum Amount Insured equals a stated percentage of the Policy's Cash Value determined as of the first day of each Policy Month. The percentages differ according to the attained age of the Insured. The Minimum Amount Insured is set forth in the Policy and may change as federal income tax laws or regulations change. The following is a schedule of the applicable percentages. For attained ages not shown, the applicable percentages will decrease evenly:


ATTAINED AGE                        PERCENTAGE
------------                        ----------
    0-40                               250
     45                                215
     50                                185
     55                                150
     60                                130
     65                                120
     70                                115
     75                                105
     95+                               100

Federal tax law imposes another cash funding limitation on cash value life insurance Policies that may increase the Minimum Amount Insured shown above. This limitation known as the "guideline premium limitation," generally applies during the early years of variable universal life insurance Policies.

The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under Options 1 and 2 of the Policy. The examples assume an Insured of age 40, a Minimum Amount Insured of 250% of Cash Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding Policy loan.

OPTION 1 -- "LEVEL" DEATH BENEFIT

STATED AMOUNT: $50,000

In the following examples of an Option 1 "Level" Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $50,000. Since the Policy is designed to qualify as a life insurance Policy, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). Since the Death Benefit in the Policy is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($25,000), the Death Benefit would be $50,000.

EXAMPLE TWO. If the Cash Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 x 250%). The resulting Death Benefit would be $100,000 since the Death Benefit is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($100,000).

OPTION 2 -- "VARIABLE" DEATH BENEFIT

STATED AMOUNT: $50,000

In the following examples of an Option 2 "Variable" Death Benefit, the Death Benefit varies with the investment experience of the applicable Investment Options and will generally be equal to the Stated Amount plus the Cash Value of the Policy (determined on the date of the Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($60,000) would be equal to the Stated Amount ($50,000) plus the Cash Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

EXAMPLE TWO. If the Cash Value of the Policy equals $60,000, then the Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 because the Minimum Amount Insured ($150,000) is greater than the Stated Amount plus the Cash Value ($50,000 + $60,000 = $110,000).

PAYMENT OF PROCEEDS

Death Benefits are payable within seven days after we receive satisfactory proof of the Insured's death. The amount of Death Benefit paid may be adjusted to reflect any Policy loan, any material misstatements in the Policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy. (See "Assignment.")

Subject to state law, if the Insured commits suicide within two years following the Issue Date, limits on the amount of Death Benefit paid will apply. (See "Limit on Right to Contest and Suicide Exclusion.") In addition, if the Insured dies during the Grace Period then the Death Benefit actually paid to the Policy Owner's Beneficiary will be reduced by the amount of the Deduction Amount that is due and unpaid. (See "Cash Value and Cash Surrender Value," for effects of partial surrenders on Death Benefits.)

PAYMENT OPTIONS

We will pay policy proceeds in a lump sum, unless you or the Beneficiary select one of the Company's payment options. We may defer payment of proceeds which exceed the Death Benefit for up to six months from the date of the request for the payment. A combination of options may be used. The minimum amount that may be placed under a payment option is $5,000 unless we consent to a lesser amount. Proceeds applied under an option will no longer be affected by the investment experience of the Investment Options.

     The following payment options are available under the Policy:

     OPTION 1 -- Payments of a Fixed Amount

     OPTION 2 -- Payments for a Fixed Period

     OPTION 3 -- Amounts Held at Interest

     OPTION 4 -- Monthly Life Income

     OPTION 5 -- Joint and Survivor Level Amount Monthly Life Income

     OPTION 6 -- Joint and Survivor Monthly Life Income-Two-thirds to Survivor

     OPTION 7 -- Joint and Last Survivor Monthly Life Income-Monthly Payment
                 Reduces on Death of First Person Named

     OPTION 8 -- Other Options

We will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $100, we may make payments less often. If we have declared a higher rate under an option on the date the first payment under an option is due, we will base the payments on the higher rate.


                               MATURITY BENEFITS


--------------------------------------------------------------------------------



The Maturity Date is the anniversary of the Policy Date on which the Insured is age 100. If the Insured is living on the Maturity Date, the Company will pay you the Policy's Cash Value less any outstanding Policy loan or unpaid Deduction Amount. You must surrender the Policy to us before we make a payment. After payment, we will have no further obligation under the Policy.



COVERAGE EXTENSION RIDER



The Coverage Extension rider allows coverage to be extended beyond the Maturity Date as long as there is Cash Value in the Contract. Upon request from the owner, the Company will continue to keep the policy in force until the death of the Insured or request for payment of the full cash surrender value, as defined by this rider, prior to the death of the Insured. The death benefit will equal the amount insured, less any outstanding loans. This Rider can be selected only from the policy anniversary when the Insured is age 99 to the Maturity Date. Any monthly deduction amounts due must be paid for this rider to take effect. There is no charge for this rider, however, it is available only if the Insured's Issue age is 80 or less.



MATURITY EXTENSION RIDER



When the Insured reaches age 99, and at any time during the twelve months thereafter, you may request that coverage be extended beyond the Maturity Date (the "Maturity Extension Benefit"). This Maturity Extension Benefit may not be available in all jurisdictions. If we receive such a request before the Maturity Date and any past Monthly Deduction Amounts have been paid, the Policy will continue until the earlier of the Insured's Death or the date on which you request that the Policy terminate. When the Maturity Extension Benefit ends, a Death Benefit consisting of the Cash Value less any Loan Account Value will be paid. The Death Benefit is based on the experience of the Investment Options selected and is not guaranteed. After the Maturity Date, periodic Deduction Amounts will no longer be charged against the Cash Value and additional premiums will not be accepted. This rider is available for Issue Ages 81 to 85.



We intend that the Policy and the Maturity Extension Rider will be considered life insurance for tax purposes. The Death Benefit is designed to comply with
Section 7702 of the Internal Revenue Code of 1986, as amended, or other equivalent section of the Code. However, the Company does not give tax advice, and cannot guarantee that the Death Benefit and Cash Value will be exempt.


                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------


GENERAL



We deduct the charges described below. The charges are for services and benefits we provide, costs and expenses we incur, and risks we assume under the Policies. Services and benefits we provide include:



     - the ability for you to make withdrawals and surrenders under the Policies;



     - the ability for you to obtain a loan under the Policies;



     - the death benefit paid on the death of the Insured;

     - the available funding option and related programs (including dollar-cost averaging and portfolio rebalancing);



     - administration of the various elective options available under the Policies; and



     - the distribution of various reports to policy owners.



Costs and expenses we incur include:



     - expenses associated with underwriting applications, increases in the stated amount, and riders;



     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Policies;



     - sales and marketing expenses including commission payments to your sales agent; and



     - other costs of doing business.



Risks we assume include:



     - that insureds may live for a shorter period of time than estimated resulting in the payment of greater death benefits than expected; and



     - that the costs of providing the services and benefits under the Policies will exceed the charges deducted.


CHARGES AGAINST PREMIUM

FRONT-END SALES CHARGE


When we receive a Premium Payment, and before allocation of the payment among the Investment Options, we deduct a front-end sales charge of 1.5% of premium (waived if policy stated amount plus primary insured term benefit is at least $5,000,000).


STATE PREMIUM TAX CHARGE


A charge of 2.25% of each premium payment will be deducted for state premium taxes (tax chargeback in Oregon) (except for Policies issued in the Commonwealth of Puerto Rico where no premium tax is deducted). These taxes vary from state to state and currently range from 0.75% to 3.5%; 2.5% is an average. Because there is a range of premium taxes, a Policy Owner may pay a premium tax charge that is higher or lower than the premium tax actually assessed or not assessed in his or her jurisdiction.



DEFERRED ACQUISITION COST CHARGE



A charge of 1.25% of each premium payment will be deducted, which compensates the Company for expenses associated with its federal income tax liability relating to its receipt of premium.


The Company also reserves the right to charge the assets of each Investment Option for a reserve for any income taxes payable by the Company on the assets attributable to that Investment Option. (See "Federal Tax Considerations.")

MONTHLY DEDUCTION AMOUNT

We will deduct a Monthly Deduction Amount to cover certain charges and expenses incurred in connection with the Policy. The Monthly Deduction Amount is deducted pro rata from each of the Investment Options' values attributable to the Policy. The amount is deducted on the first day of each Policy Month (the "Deduction Date"), beginning on the Policy Date. The dollar amount of the Deduction Amount will vary from month to month. The Monthly Deduction Amount consists of the Cost of Insurance Charge, Policy Administrative Expense Charge and Charges for any Supplemental Benefit Provision. These are described below:

COST OF INSURANCE CHARGE


The amount of the Cost of Insurance deduction depends on the amount of insurance coverage on the date of the deduction and the current cost per dollar for insurance coverage. The cost per dollar of insurance coverage varies annually and is based on issue age, policy year, sex and risk class of the Insured.



ADMINISTRATIVE EXPENSE CHARGE



An administrative charge is deducted monthly from the Policy's Cash Value. This charge consists of a per thousand charge for the first three Policy years and for three years following any increases in the Stated Amount (excluding Cost of Living Adjustments and increases in Stated Amounts due to Death Benefit Option changes.) This charge is used to cover expenses associated with issuing the Policy.



The charge varies by issue age and Stated Amount.



For policies with Stated amounts of less than $100,000, there is an additional $6 per month administrative charge until the Maturity Date.



CHARGES FOR SUPPLEMENTAL BENEFIT PROVISIONS (RIDERS)


The Company will include a supplemental benefits charge in the Monthly Deduction Amount if you have elected any supplemental benefit provision for which there is a charge. The amount of this charge will vary depending upon the actual supplemental benefits selected.

CHARGES AGAINST THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE


We deduct a daily charge for mortality and expense risks. This charge is at an annual rate of .85% for the first fifteen (15) Policy Years, and 0.20% thereafter. This charge compensates us for various risks assumed, benefits provided, and expenses incurred.


UNDERLYING FUND FEES

When you allocate money to the Investment Options, the Separate Account purchases shares of the corresponding Underlying Funds at net asset value. The net asset value reflects investment advisory fees and other expenses already deducted. The investment advisory fees and other expenses paid by each of the underlying Mutual Funds are described in the individual fund prospectuses for the Investment Options and in the Policy prospectus summary. These are not direct charges under the Policy; they are indirect because they affect each Investment Option's accumulation unit value.

SURRENDER CHARGES

A Per Thousand of Stated Amount Surrender Charge is imposed on full and partial surrenders, and applies only during the first ten Policy Years or the ten years following an increase in Stated Amount (other than an increase for a Cost of Living Adjustment or a change in Death Benefit Option). The charge is equal to a specified dollar amount for each $1,000 of Stated Amount to which it applies, and will apply only to that portion of the Stated Amount (except for increases excluded above) which has been in effect for less than ten years.

The Per Thousand of Stated Amount Charge varies by original issue age, and increases with the issue age of the Insured. This charge varies in the first year from $2.04 per $1,000 of Stated Amount for issue ages of 4 years or less, to $25.40 per $1,000 of Stated Amount for issue ages of 65 years or higher.

Additionally, the charge decreases by 10% each year over the ten-year period. For example, for a 45-year old with a Stated Amount of $150,000, the charge in the first year is $7.18 for each $1,000 of Stated Amount, or $1,077. The charge decreases 10%, or approximately $0.72, each year, so in the fifth year, it is $4.31 for each $1,000 of Stated Amount, or $646.50; in the tenth year, it is $0.72 for each $1,000, or $108.


This charge is designed to compensate the Company for administrative expenses not covered by other administrative charges. This charge may be reduced or eliminated when sales are made under certain arrangements. (See "Reduction or Elimination of Charges" below.) The Per Thousand of Stated Amount surrender charges are set forth in Appendix A.


TRANSFER CHARGE

There is currently no charge for transfers. The Company reserves the right to limit free transfers of Cash Value from one Investment Option to another by the Policy Owner to four times (twelve times in New York) in any Policy Year, and to charge $10 for any additional transfers.

REDUCTION OR ELIMINATION OF CHARGES

We may offer the Policy in arrangements where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time. We may reduce or eliminate the mortality and expense risk charge, sales or surrender charges and administrative charges in such arrangements to reflect the reduced sales expenses, administrative costs and/or mortality and expense risks expected as a result of sales to a particular group.

We will not reduce or eliminate the withdrawal charge, mortality and expense risk charge or the administrative charge if the reduction or elimination will be unfairly discriminatory to any person.

                       THE SEPARATE ACCOUNT AND VALUATION
--------------------------------------------------------------------------------


THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE (FUND UL)



The Travelers Fund UL for Variable Life Insurance was established on November 10, 1983 under the insurance laws of the state of Connecticut. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940. A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This Prospectus does not contain all information set forth in the Registration Statement, its amendments and exhibits. You may access the SEC's website (http://www.sec.gov) to view the entire Registration Statement. This registration does not mean that the SEC supervises the management or the investment practices or policies of the Separate Account.



The assets of Fund UL are invested exclusively in shares of the Investment Options. The operations of Fund UL are also subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Under Connecticut law, the assets of Fund UL will be held for the exclusive benefit of Policy Owners and the persons entitled to payments under the Policy. The assets held in Fund UL are not chargeable with liabilities arising out of any other business which the Company may conduct. Any obligations arising under the Policy are general corporate obligations of the Company.


All investment income of and other distributions to each Investment Option are reinvested in shares of corresponding underlying fund at net asset value. The income and realized gains or losses on the assets of each Investment Option are separate and are credited to or charged against the Investment Option without regard to income, gains or losses from any other Investment Option or from any other business of the Company. The Company purchases shares of the Fund in connection with premium payments allocated according to the Policy Owners' directions, and redeems Fund shares to meet Policy obligations. We will also make adjustments in reserves, if required. The Investment Options are required to redeem Fund shares at net asset value and to make payment within seven days.


HOW THE CASH VALUE VARIES. We calculate the Policy's Cash Value each day the New York Stock Exchange is open for trading (a "valuation date"). A Policy's Cash Value reflects a number of factors, including Premium Payments, partial withdrawals, loans, Policy charges, and the investment experience of the Investment Option(s) chosen. The Policy's Cash Value on a valuation date equals the sum of all accumulation units times the unit value for each Investment Option chosen, plus the Loan Account Value.


The Separate Account purchases shares of the underlying funds at net asset value (i.e., without a sales charge). The Separate Account receives all dividends and capital gains distributions from each underlying fund, and reinvests in additional shares of that fund. The Accumulation Unit Value reflects the reinvestment of any dividends or capital gains distributions declared by the underlying fund. The Separate Account will redeem underlying fund shares at their net asset value, to the extent necessary to make payments under the Policy.

In order to determine Cash Value, Cash Surrender Value, policy loans and the number of Accumulation Units to be credited, we use the values calculated as of the close of business on each valuation date we receive the written request, or payment in good order, at our Home Office.

ACCUMULATION UNIT VALUE. Accumulation Units measure the value of the Investment Options. The value for each Investment Option's Accumulation Unit is calculated on each valuation date. The value equals the Accumulation Unit value for the preceding valuation period multiplied by the underlying fund's Net Investment Factor during the next Valuation Period. (For example, to calculate Monday's valuation date price, we would multiply Friday's Accumulation Unit Value by Monday's net investment factor.)

The Accumulation Unit Value may increase or decrease. The number of Accumulation Units credited to your Policy will not change as a result of the Investment Option's investment experience.


NET INVESTMENT FACTOR. For each Investment Option, the value of its Accumulation Unit depends on the net rate of return for the corresponding underlying fund. We determine the net rate of return at the end of each Valuation Period (that is, the period of time beginning at 4:00 p.m. Eastern time, and ending at 4:00 p.m. Eastern time on the next Valuation Date). The net rate of return reflects the investment performance of the investment option, includes any dividends or capital gains distributed, and is net of the Separate Account charges.


                             CHANGES TO THE POLICY
--------------------------------------------------------------------------------

GENERAL

Once the policy is issued, you may make certain changes. Some of these changes will not require additional underwriting approval; some changes will. Certain requests must be made in writing, as indicated below:

WRITTEN CHANGES REQUIRING UNDERWRITING APPROVAL:

     - increases in the stated amount of insurance;

     - changing the death benefit from Option 1 to Option 2

WRITTEN CHANGES NOT REQUIRING UNDERWRITING APPROVAL:

     - decreases in the stated amount of insurance

     - changing the death benefit from Option 2 to Option 1

     - changes to the way your premiums are allocated (Note: you can also make these changes by telephone)

     - changing the beneficiary (unless irrevocably named)

Written requests for changes should be sent to the Company's Home Office at One Tower Square, Hartford, Connecticut, 06183. The Company's telephone number is
(860) 277-0111.

CHANGES IN STATED AMOUNT


You may request in writing an increase (after the first policy year) or decrease (after the second policy year) in the Policy's Stated Amount, provided that the Stated Amount after any decrease may not be less than the minimum amount of $50,000. For purposes of determining the cost of insurance charge, a decrease in the Stated Amount will reduce the Stated Amount in the following order:


     1) against the most recent increase in the Stated Amount;

     2) to other increases in the reverse order in which they occurred;

     3) to the initial Stated Amount.

A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is includable in the gross income of the Policy Owner.


For increases in the Stated Amount, we may require a new application and evidence of insurability as well as an additional premium payment. The effective date of any increase will be shown on the new Policy Summary which we will send. The effective date of any increase in the Stated Amount will generally be the Deduction Date next following either the date of a new application or, if different, the date requested by the Applicant. There is an additional Policy Administrative Charge and a Per Thousand of Stated Amount Surrender Charge associated with a requested increase in Stated Amount. A proportional surrender charge applies for requested decreases in Stated Amount. The charge is determined by dividing the amount of the decrease by the total Stated Amount and multiplying by the full surrender charge.


CHANGES IN DEATH BENEFIT OPTION

You may change the Death Benefit option by sending a written request to the Company. There is no direct tax consequence of changing a Death Benefit option, except as described under "Tax Treatment of Policy Benefits." However, the change could affect future values of Net Amount At Risk, and with some Option 2 to Option 1 changes involving substantially funded Policies, there may be a cash distribution which is included in your gross income. The cost of insurance charge which is based on the Net Amount At Risk may be different in the future. A change from Option 1 to Option 2 will not be permitted if the change results in a Stated Amount of less than $50,000. A change from Option 1 to Option 2 is also subject to underwriting. Contact your registered representative for more information.

                          ADDITIONAL POLICY PROVISIONS
--------------------------------------------------------------------------------

ASSIGNMENT

The Policy may be assigned as collateral for a loan or other obligation. The Company is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

LIMIT ON RIGHT TO CONTEST AND SUICIDE EXCLUSION

We may not contest the validity of the Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. Subject to state law, if the Policy is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state law). In addition, if the Insured commits suicide during the two-year period following issue, subject to state law, the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender, (ii) the amount of any outstanding Policy loan and (iii) the amount of any unpaid Deduction Amount Due. During the two-year period following an increase, the Death Benefit in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase.


MISSTATEMENT AS TO SEX AND AGE

If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Policy would have provided with the correct information. A misstatement with regard to sex or age in a substantially funded Policy may cause a cash distribution that is includable in whole or in part in the gross income of the Policy Owner.

VOTING RIGHTS


The Company is the legal owner of the underlying fund shares. However, we believe that when an underlying fund solicits proxies, we are required to obtain from policy owners who have chosen those investment options instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. If we determine that we no longer need to comply with this voting method, we will vote on the shares in our own right.


                                 OTHER MATTERS
--------------------------------------------------------------------------------

STATEMENTS TO POLICY OWNERS

We will maintain all records relating to the Separate Account and the Investment Options. At least once each Policy Year, we will send you a statement containing the following information:

     - the Stated Amount and the Cash Value of the Policy (indicating the number of Accumulation Units credited to the Policy in each Investment Option and the corresponding Accumulation Unit Value);

     - the date and amount of each premium payment;

     - the date and amount of each Monthly Deduction;

     - the amount of any outstanding Policy loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account;


     - the date and amount of any partial cash surrenders and the amount of any partial surrender charges or decrease charges;


     - the annualized cost of any supplemental benefits purchased under the Policy; and

     - a reconciliation since the last report of any change in Cash Value and Cash Surrender Value.

We will also send any other reports required by any applicable state or federal laws or regulations.

SUSPENSION OF VALUATION

We reserve the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange ("Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when the SEC determines that disposal of the securities held in the Underlying Funds is not reasonably practicable or the value of the Investment Option's net assets cannot be determined; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

DIVIDENDS

No dividends will be paid under the Policy.

MIXED AND SHARED FUNDING

It is conceivable that in the future it may not be advantageous for variable life insurance and variable annuity Separate Accounts to invest in the Investment Options simultaneously. This is called mixed funding. Certain funds may be available to variable products of other companies not affiliated with Travelers. This is called "shared funding." Although we -- and the funds -- do not anticipate any disadvantages either to variable life insurance or to variable annuity Policy Owners, the Investment Options' Boards of Directors intend to monitor events to identify any material conflicts that may arise and to determine what action, if any, should be taken. If any of the Investment Options' Boards of Directors conclude that separate mutual funds should be established for variable life insurance and variable annuity Separate Accounts, the Company will bear the attendant expenses, but variable life insurance and variable annuity Policy Owners would no longer have the economies of scale resulting from a larger combined fund. Please consult the prospectuses of the Investment Options for additional information.

DISTRIBUTION

The Company intends to sell the Policies in all jurisdictions where it is licensed to do business and where the Policy is approved. The Policies will be sold by life insurance sales representatives who are registered representatives of the Company or certain other registered broker-dealers. The maximum commission payable by the Company for distribution would be no greater than 50% of the actual premium paid in the first twelve months. Any sales representative or employee will have been qualified to sell variable life insurance Policies under applicable federal and state laws. Each broker/dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.

CFBDS, Inc. serves as principal underwriter of the Policies. However, it is anticipated that Travelers Distribution LLC, an affiliated company, will become principal underwriter sometime in 2000.


LEGAL PROCEEDINGS AND OPINION


There are no pending material legal proceedings affecting the Separate Account.



Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable life contracts under Connecticut law and the validity of the forms of the variable life contracts under Connecticut law, have been reviewed by the General Counsel of the Company.



EXPERTS



The financial statements of Fund UL as of December 31, 1999 and for the year ended December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.



The consolidated financial statements of The Travelers Insurance Company and subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

GENERAL

The following is a general discussion of the federal income tax considerations relating to the Policies. This discussion is based upon the Company's understanding of the federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. A person contemplating the purchase of or the exercise of elections under a Policy should seek competent tax advice.

IT SHOULD BE UNDERSTOOD THAT THIS IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES. NO ATTEMPT HAS BEEN MADE TO ADDRESS ANY FEDERAL ESTATE TAX OR STATE AND LOCAL TAX CONSIDERATIONS WHICH MAY ARISE IN CONNECTION WITH A POLICY. FOR COMPLETE INFORMATION, A QUALIFIED TAX ADVISOR SHOULD BE CONSULTED.

THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF ANY POLICY AND THE FOLLOWING TAX DISCUSSION IS BASED ON THE COMPANY'S UNDERSTANDING OF FEDERAL INCOME TAX LAWS AS THEY ARE CURRENTLY INTERPRETED. THE COMPANY CANNOT GUARANTEE THAT THOSE LAWS OR INTERPRETATIONS WILL REMAIN UNCHANGED.

TAX STATUS OF THE POLICY

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. Guidance as to how Section 7702 is to be applied, however, is limited. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, and while proposed regulations and other limited, interim guidance has been issued, final regulations have not been adopted. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

With respect to a Policy issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed regulations under Section 7702) that such a Policy should meet the Section 7702 definition of a life insurance contract. There is less guidance on the application of the rules with respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk). Thus, it is not clear whether such a Policy would satisfy
Section 7702, particularly if the Policy Owner pays the full amount of premiums permitted under the Policy.

The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

DIVERSIFICATION

Section 817(h) of the Code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. The Separate Account, through the Investment Options, intends to comply with these requirements. Although the Company does not control the Investment Options, it intends to monitor the investments of the Investment Options to ensure compliance with the diversification requirements prescribed by the Treasury Department.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contract. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income each year. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policy Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Investment Options without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the policy owners received the desired tax benefits because they were not owners of separate account assets. For example, a Policy Owner of this Policy has additional flexibility in allocating payments and cash values. These differences could result in the Policy Owner being treated as the owner of the assets of the Separate Account. In addition, the Company does not know what standard will be set forth in the regulations or rulings which the Treasury is expected to issue, nor does the Company know if such guidance will be issued. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent the Policy Owner from being considered the owner of a pro rata share of the assets of the Separate Account.

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL

The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the Beneficiary.

In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Cash Value, including increments thereof, until there is a distribution. The tax consequences of distribution from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract." However, whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option, a Policy loan, a partial withdrawal, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. Therefore, it is important to check with a tax adviser prior to the purchase of a policy.

MODIFIED ENDOWMENT CONTRACTS

A modified endowment contract is defined under tax law as any policy that satisfies the present legal definition of a life insurance contract but which fails to satisfy a 7-pay test. This failure could occur with contracts entered into after June 21, 1988, or with certain older contracts materially changed after that date. A Section 1035 exchange of an older contract into a contract after that date will not by itself cause the new contract to be a modified endowment contract if the older contract had not become one prior to the exchange. However, the new contract must be re-tested under the 7-pay test rules.

A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun. A decrease to Stated Amount made in the first seven years will cause a retest of the cumulative amount of premiums. Decreases made after the first seven contract years are not considered a material change, provided no other material changes have occurred prior. Tax regulations or other guidance will be needed to fully define those transactions which are material changes. The Company has established safeguards for monitoring whether a contract may become a modified endowment contract.

Loans and partial withdrawals from, as well as collateral assignments of, Policies that are modified endowment contracts will be treated as distributions to the Policy Owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from these Policies will be included in gross income on an income-first basis to the extent of any income in the Policy (the cash value less the Policy Owner's investment in the Policy) immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age
59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of income in the Policy.

The Death Benefit of a modified endowment contract remains excludable from the gross income of the Beneficiary to the extent described above in "Tax Treatment of Policy Benefits." Furthermore, no part of the investment growth of the Cash Value of a modified endowment contract is includable in the gross income of the Contract Owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of the contract after age 59 1/2 will have the same tax consequences as noted above in "Tax Treatment of Policy Benefits."

EXCHANGES

Any Policy issued in exchange for a modified endowment contract will be subject to the tax treatment accorded to modified endowment contracts. However, the Company believes that any Policy received in exchange for a life insurance contract that is not a modified endowment contract will generally not be treated as a modified endowment contract if the face amount of the Policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. A prospective purchaser should consult a qualified tax advisor before authorizing the exchange of his or her current life insurance contract for a Policy.

AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS

In the case of a pre-death distribution (including a loan, partial withdrawal, collateral assignment or complete surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if the Company or any of its affiliates issues to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income on the Policy for all those Policies will be aggregated and attributed to that distribution.


POLICIES WHICH ARE NOT MODIFIED ENDOWMENT CONTRACTS



Unlike loans from modified endowment contracts, a loan from a Policy that is not a modified endowment contract will be considered indebtedness of the Owner and no part of a loan will constitute income to the Owner.

Pre-death distributions from a Policy that is not a modified endowment contract will generally not be included in gross income to the extent that the amount received does not exceed the Policy Owner's investment in the Policy. (An exception to this general rule may occur in the case of a decrease or change that reduces the benefits provided under a Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Policy Owner. Such a cash distribution may be taxed in whole or in part as ordinary income to the extent of any gain in the Policy.) Further, the 10% penalty tax on pre-death distributions does not apply to Policies that are not modified endowment contracts.



Certain changes to Policies that are not modified endowment contracts may cause such Policies to be treated as modified endowment contracts. A Policy Owner should therefore consult a tax advisor before effecting any change to a Policy that is not a modified endowment contract.



TREATMENT OF LOAN INTEREST



If there is any borrowing against the Policy, the interest paid on loans may not be tax deductible.


THE COMPANY'S INCOME TAXES


The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax on the earnings or the realized capital gains attributable to Fund UL. However, the Company may assess a charge against the Investment Options for federal income taxes attributable to those accounts in the event that the Company incurs income or capital gains or other tax liability attributable to Fund UL under future tax law.



                                  THE COMPANY

--------------------------------------------------------------------------------


The Travelers Insurance Company (the "Company") is a stock insurance company chartered in 1864 in Connecticut and has been continuously engaged in the insurance business since that time. The Company writes individual life insurance and individual and group annuity contracts on a non-participating basis, and acts as depositor for Fund UL. The Company is licensed to conduct life insurance business in all the states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's obligations as depositor for Fund UL may not be transferred without notice to and consent of Policy Owners.



The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company's principal executive offices are located at One Tower Square, Hartford, Connecticut 06183, telephone number (860) 277-0111.



The Company is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. An annual statement in a prescribed form must be filed with the Commissioner on or before March 1 in each year covering the operations of the Company for the preceding year and its financial condition on December 31 of such year. The Company's books and assets are subject to review or examination by the Commissioner, and a full examination of its operations is conducted at least once every four years. In addition, the Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance Policies, as well as to various federal and state securities laws and regulations.



IMSA



The Company is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving the sale and service of individual life insurance and annuity products.

                                   MANAGEMENT

--------------------------------------------------------------------------------


DIRECTORS OF THE TRAVELERS INSURANCE COMPANY



The following are the Directors and Executive Officers of The Travelers Insurance Company. Unless otherwise indicated, the principal business address for all individuals is the Company's Home Office at One Tower Square, Hartford, Connecticut 06183. References to Citigroup include, prior to December 31, 1993, Primerica Corporation or its predecessors, and prior to October 8, 1998, Travelers Group Inc.





                             DIRECTOR
     NAME AND POSITION        SINCE                       PRINCIPAL BUSINESS
     -----------------       --------                     ------------------
George C. Kokulis..........    1996     President and Chief Executive Officer since April
                                        2000,
Director                                Executive Vice President (7/1999 to 3/2000), Senior
                                        Vice President (1995-1999), Vice President (1993-1995)
                                        of The Travelers Life and Annuity Company.
Glenn D. Lammey............    2000     Executive Vice President since May 2000 and Chief
Director                                Financial Officer, Chief Accounting Officer and
                                        Controller since March 2000 of The Travelers Insurance
                                        Company; Executive Vice President, Claim Services
                                        (1997-2000), Senior Vice President, Corporate
                                        (1996-1997) of Travelers Property Casualty Corp.; Vice
                                        President (1988) and Chief Financial Officer (1992)
                                        Personal Lines of The Travelers Insurance Company.
Marla Berman Lewitus.......    2000     Senior Vice President and General Counsel since August
Director                                1999 of The Travelers Insurance Company; Associate
                                        General Counsel (11/98-7/99), Assistant General
                                        Counsel (11/91-7/93) of Citigroup Inc.; Senior Counsel
                                        (11/91-7/93) Primerica Corporation.
Katherine M. Sullivan......    1996     Senior Vice President since May 1996 and General
Director                                Counsel from May 1996 to August 1999 of The Travelers
                                        Life and Annuity Company; Senior Vice President and
                                        General Counsel (1994-1996) Connecticut Mutual;
                                        Special Counsel & Chief of Staff (1988-1994) Aetna
                                        Life & Casualty.
Marc P. Weill*.............    1994     Senior Vice President-Investments since 1993 and Chief
Director                                Investment Officer since 1995 of The Travelers Life
                                        and Annuity Company; Senior Vice President and Chief
                                        Investment Officer of Citigroup Inc. since 1992; Vice
                                        President (1990-1992), Primerica Corporation; Vice
                                        President (1989-1990), Smith Barney Inc.


---------------

* Principal business address: Citigroup Inc., 153 East 53rd St., New York, New York 10043

SENIOR OFFICERS OF THE TRAVELERS INSURANCE COMPANY



The following are the Senior Officers of The Travelers Insurance Company, other than the Directors listed above, as of the date of this Prospectus. Unless otherwise indicated, the principal business address for all individuals listed is One Tower Square, Hartford, Connecticut 06183.



                NAME                      POSITION WITH INSURANCE COMPANY
                ----                      -------------------------------
Stuart Baritz........................  Senior Vice President
Jay S. Fishman.......................  Senior Vice President
Barry Jacobson.......................  Senior Vice President
Russell H. Johnson...................  Senior Vice President
Glenn D. Lammey......................  Executive Vice President, Chief
                                       Financial Officer, Chief Accounting
                                       Officer and Controller
Marla Berman Lewitus.................  Senior Vice President and General
                                       Counsel
Brendan Lynch........................  Senior Vice President
Warren H. May........................  Senior Vice President
Kathleen A. Preston..................  Senior Vice President
Mary Jean Thornton...................  Executive Vice President and
                                       Chief Information Officer
David A. Tyson.......................  Senior Vice President
F. Denney Voss.......................  Senior Vice President



Information relating to the management of the underlying funds is contained in the applicable prospectuses.


                           EXAMPLE OF POLICY CHARGES
--------------------------------------------------------------------------------


The following chart illustrates the surrender charges and Monthly Deduction Amounts that would apply under a Policy based on the assumptions listed below. Surrender charges and Monthly Deductions Amounts generally will be higher for an Insured who is older than the assumed Insured, and lower for an Insured who is younger (assuming the Insureds have the same risk classification). Cost of Insurance rates go up each year as the Insured becomes a year older.



Male, Issue Age 55


Preferred, Non-Smoker


Annual Premium: $30,000.00


Hypothetical Gross Annual Investment


  Rate of Return: 8%


Face Amount: $1,000,000


Level Death Benefit Option


Current Charges






                                            TOTAL MONTHLY DEDUCTION
                                              FOR THE POLICY YEAR
                                            -----------------------
                                                       ADMINISTRATIVE
         CUMULATIVE                         COST OF     CHARGES AND
POLICY      GROSS                          INSURANCE      MONTHLY
 YEAR      PREMIUM     SURRENDER CHARGES    CHARGES    POLICY CHARGES
------   ----------    -----------------   ---------   --------------
 1       $ 30,000.00      $13,010.00       $4,936.23     $2,940.00
 2       $ 60,000.00      $11,710.00       $4,877.44     $2,940.00
 3       $ 90,000.00      $10,410.00       $4,871.84     $2,940.00
 5       $150,000.00      $ 7,810.00       $4,743.50     $1,500.00
 10      $300,000.00      $ 1,300.00       $4,250.98     $1,500.00



Hypothetical results shown above are illustrative only and are based on the Hypothetical Gross Annual Investment Rate of Return shown above. This Hypothetical Gross Annual Investment Rate of Return should not be deemed to be a representation of past or future investment results. Actual Investment results may be more or less than shown. No representations can be made that the hypothetical rates assumed can be achieved for any one year or sustained over a period of time.

                                 ILLUSTRATIONS

--------------------------------------------------------------------------------


The following pages are intended to illustrate hypothetically how the Cash Value, Cash Surrender Value and Death Benefit can change over time for Policies issued to a 55-year old male. The difference between the Cash Value and the Cash Surrender Value in these illustrations reflects the Surrender Charge that would be incurred upon a full surrender of the Policy.



Two pages of values are shown. One page illustrates the assumption that the maximum Guaranteed Cost of Insurance Rates allowable under the Policy are charged in all years. The other page illustrates the assumption that the current scale of Cost of Insurance Rates are charged in all years. The Cost of Insurance Rates charged vary by age, sex (where permitted by state law) and underwriting classification.



The values shown in these illustrations vary according to assumptions used for charges, and gross rates of investment returns. For the first fifteen Policy Years, the current and guaranteed charges consist of 0.85% for mortality and expense risks and 0.67% for Investment Option expenses and thereafter 0.20% for mortality and expense risks and 0.67% for Investment Option expenses. The charge for Investment Option expenses reflected in the illustrations assumes that Cash Value is allocated equally among all Investment Options and that no Policy Loans are outstanding, and is an average of the investment advisory fees and other expenses charged by each of the Investment Options during the most recent audited calendar year. After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of -1.52%, 4.48%, and 10.48%, respectively on a current and guaranteed basis during the first fifteen Policy Years, and to approximate net annual rates of -0.87%, 5.13%, and 11.13%, respectively on a current and guaranteed basis thereafter. The actual charges under a Policy for expenses of the Investment Options will depend on the actual allocation of Cash Value and may be higher or lower than those illustrated.



As stated above, the examples illustrate values that would result based upon hypothetical uniform gross investment rates of return of 0%, 6% and 12%. The values would be different from those shown if the gross rates averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages.



The illustrations also assume that premiums are paid as indicated, no policy loans are made, no increases or decreases to the Stated Amount are requested, no partial surrenders are made, and no charges for transfers between funds are incurred.



The illustrations do not reflect any charges for federal income taxes against Fund UL, since the Company is not currently deducting such charges from Fund UL. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Cash Values and Cash Surrender Values illustrated.



The second column of each Illustration shows the amount that would accumulate if an amount equal to the Premium Payment was invested to earn interest (after taxes) at 5%, compounded annually.



Upon request, the Company will provide a comparable personalized illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show average fund expenses or, if requested, actual fund expenses. The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.

                            TRAVELERS VARIABLE LIFE
                FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE POLICY
                           LEVEL DEATH BENEFIT OPTION
                      ILLUSTRATED WITH GUARANTEED CHARGES



Male, Issue Age 55                                           Face Amount: $1,000,000
Preferred, Non-Smoker                                        Annual Premium: $30,000.00



          TOTAL
         PREMIUMS               DEATH BENEFIT                       CASH VALUE                  CASH SURRENDER VALUE
         WITH 5%      ---------------------------------   ------------------------------   ------------------------------
YEAR     INTEREST        0%          6%          12%         0%         6%        12%         0%         6%        12%
-------------------------------------------------------------------------------------------------------------------------
  1       31,500.00   1,000,000   1,000,000   1,000,000    15,994     17,318     18,649      2,984      4,308      5,639
  2       64,575.00   1,000,000   1,000,000   1,000,000    30,943     34,607     38,447     19,233     22,897     26,737
  3       99,303.75   1,000,000   1,000,000   1,000,000    44,828     51,847     59,516     34,418     41,437     49,106
  4      135,768.94   1,000,000   1,000,000   1,000,000    59,048     70,486     83,515     49,938     61,376     74,405
  5      174,057.38   1,000,000   1,000,000   1,000,000    72,099     89,065    109,220     64,289     81,255    101,410
  6      214,260.25   1,000,000   1,000,000   1,000,000    83,882    107,498    136,778     77,372    100,988    130,268
  7      256,473.27   1,000,000   1,000,000   1,000,000    94,273    125,673    166,344     89,073    120,473    161,144
  8      300,796.93   1,000,000   1,000,000   1,000,000   103,112    143,446    198,090     99,212    139,546    194,190
  9      347,336.78   1,000,000   1,000,000   1,000,000   110,229    160,667    232,234    107,629    158,067    229,634
 10      396,203.61   1,000,000   1,000,000   1,000,000   115,454    177,188    269,063    112,854    174,588    266,463
 15      679,724.75   1,000,000   1,000,000   1,000,000   107,260    244,698    511,341    107,260    244,698    511,341
 20    1,041,577.55   1,000,000   1,000,000   1,040,819     7,789    269,795    972,728      7,789    269,795    972,728



These hypothetical rates of returns are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

                            TRAVELERS VARIABLE LIFE
                FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE POLICY
                           LEVEL DEATH BENEFIT OPTION
                        ILLUSTRATED WITH CURRENT CHARGES



Male, Issue Age 55                                           Face Amount: $1,000,000
Preferred, Non-Smoker                                        Annual Premium: $30,000.00



          TOTAL
         PREMIUMS               DEATH BENEFIT                       CASH VALUE                   CASH SURRENDER VALUE
         WITH 5%      ---------------------------------   -------------------------------   -------------------------------
YEAR     INTEREST        0%          6%          12%         0%         6%         12%         0%         6%         12%
---------------------------------------------------------------------------------------------------------------------------
  1       31,500.00   1,000,000   1,000,000   1,000,000    21,738     23,246       24,757     8,728     10,236       11,747
  2       64,575.00   1,000,000   1,000,000   1,000,000    43,190     47,589       52,178    31,480     35,879       40,468
  3       99,303.75   1,000,000   1,000,000   1,000,000    64,295     73,022       82,494    53,885     62,612       72,084
  4      135,768.94   1,000,000   1,000,000   1,000,000    86,514    101,104      117,578    77,404     91,994      108,468
  5      174,057.38   1,000,000   1,000,000   1,000,000   108,427    130,515      156,460   100,617    122,705      148,650
  6      214,260.25   1,000,000   1,000,000   1,000,000   130,066    161,354      199,596   123,556    154,844      193,086
  7      256,473.27   1,000,000   1,000,000   1,000,000   151,445    193,706      247,471   146,245    188,506      242,271
  8      300,796.93   1,000,000   1,000,000   1,000,000   172,456    227,540      300,512   168,556    223,640      296,612
  9      347,336.78   1,000,000   1,000,000   1,000,000   193,054    262,892      359,269   190,454    260,292      356,669
 10      396,203.61   1,000,000   1,000,000   1,000,000   213,278    299,883      424,432   210,678    297,283      421,832
 15      679,724.75   1,000,000   1,000,000   1,004,068   302,376    507,428      872,662   302,376    507,428      872,662
 20    1,041,577.55   1,000,000   1,000,000   1,780,493   379,079    787,390    1,664,012   379,079    787,390    1,664,012



These hypothetical rates of returns are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.



                            PERFORMANCE INFORMATION

--------------------------------------------------------------------------------


From time to time, Fund UL's Investment Options may show the percentage change in the value of an Accumulation Unit based on the performance of the Investment Option over a period of time, usually for the past one-, two-, three-, five-, and ten-year periods determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit Value at the beginning of the period.



For Investment Options of Fund UL that invest in underlying funds that were in existence prior to the date on which the Investment Option became available under the Policy, average annual rates of return may include periods prior to the inception of the Investment Option. Performance calculations for Investment Options with pre-existing Investment Options will be calculated by adjusting the actual returns of the Investment Options to reflect the charges that would have been assessed under the Investment Options had the Investment Option been available under
Fund UL during the period shown.



The following performance information represents the percentage change in the value of an Accumulation Unit of the Investment Options for the periods indicated, and reflects all expenses of the Investment Options. The chart reflects the guaranteed maximum .85% mortality and expense risk charge. The rates of return do not reflect the 1.5% front-end sales charge, the 2.25% state premium tax charge or the 1.25% DAC charge (all of which are deducted from premium payments) nor do they reflect surrender charges or Monthly Deduction Amounts. The surrender charges and Monthly Deduction Amounts for a hypothetical Insured are depicted in the Example following the Rates of Returns. Information about the Charges and Deductions assessed under the Policy, can be found on page 20. Illustrations of how these charges affect Cash Values and Death Benefits, begin on page 35. The performance information described in this prospectus, may be used from time to time in advertisement for the Policy, subject to National Association of Securities Dealers, Inc. ("NASD") and applicable state approval and guidelines.


The table below shows the net annual rates of return for accumulation units of investment options available through this Policy.


                   AVERAGE ANNUAL RETURNS THROUGH 12/31/1999



                                                                                               FUND
                                                                                             INCEPTION
      UNDERLYING INVESTMENT OPTIONS        ONE YEAR   THREE YEARS   FIVE YEARS   TEN YEARS     DATE
      -----------------------------        --------   -----------   ----------   ---------   ---------
STOCK FUNDS
AIM Capital Appreciation Portfolio          41.58%       22.24%          --           --     10/10/95
Alliance Growth Portfolio                   30.97%       28.85%       29.60%          --     06/16/94
Capital Appreciation Fund (Janus)           51.97%       44.82%       39.07%       23.30%    03/18/82
Deutsche VIT EAFE Equity Index Fund         26.33%          --           --           --     08/22/97
Deutsche VIT Small Cap Index Fund           19.00%          --           --           --     08/25/97
Dreyfus Stock Index Fund                    19.46%       25.93%       26.82%       16.58%    09/29/89
Fidelity VIP Equity Income Portfolio         5.36%       13.92%       17.48%       13.41%    10/09/86
Fidelity VIP Growth Portfolio               36.09%       31.98%       28.46%       18.79%    10/09/86
Janus Aspen Ser. Aggressive Growth            n/a          n/a          n/a          n/a          n/a
Janus Aspen Ser. Global Technology            n/a          n/a          n/a          n/a          n/a
Janus Aspen Series Worldwide Growth           n/a          n/a          n/a          n/a          n/a
Smith Barney Equity Index Portfolio         19.59%       26.22%       27.39%          --     10/16/91
Smith Barney Large Cap Growth               30.05%          --           --           --     05/06/98
Smith Barney Large Cap Value                -0.83%       10.61%       16.16%          --     06/16/94
Smith Barney Total Return Portfolio         20.89%       13.33%       17.46%          --     10/16/91
Templeton Growth Securities Fund            27.85%       12.45%       16.41%       12.50%    08/31/88
BOND FUNDS:
Fidelity VIP High Income Portfolio           7.16%        5.81%        9.83%       11.41%    09/19/85
Putnam Diversified Income Portfolio          0.20%        2.18%        5.87%          --     06/16/94
Smith Barney High Income Portfolio           1.67%        4.51%        8.37%          --     06/16/94
Travelers US Govt Securities                -4.99%        5.00%        7.48%          --     01/24/92
Travelers Zero Coupon Bond 2005             -6.27%        4.88%          --           --     10/11/95
BALANCED FUNDS:
Fidelity VIP II Asset Mgr Portfolio         10.06%       14.45%       14.54%       12.08%    09/06/89
MFS Total Return Portfolio                   1.71%       10.54%       13.77%          --     06/16/94
Travelers Managed Assets Trust              13.16%       17.82%       18.32%       12.00%    08/06/82
MONEY MARKET FUND:
Travelers Money Market(1)                    4.04%        4.08%        3.76%        3.69%    10/01/81



The information presented in the above chart represents the percentage change in the value of an accumulation unit of the underlying investment options for the periods indicated, and reflects all expenses of the underlying funds, 0.85% mortality and expense risk charge for the first fifteen years and 0.20% thereafter against amounts allocated to the underlying funds. The rates of return do not reflect the 1.5% front-end sales charge, 2.25% state premium tax charge, and 1.25% deferred acquisition cost charge (all of which are deducted from premium payments) nor do they reflect surrender charges or monthly deduction amounts. These charges would reduce the average annual return reflected.



(1) An investment in Money Market Portfolio is neither insured nor guaranteed by the United States Government. There is no assurance that a stable $1.00 value will be maintained.

                 TRAVELERS VARIABLE LIFE HYPOTHETICAL EXAMPLE*
                        Male Preferred Non-smoker Age 55
    Level Death Benefit of $1,000,000 and annual premium payments of $30,000



                                                      ONE YEAR                          FIVE YEARS
                                           -------------------------------   --------------------------------
                                                                   CASH                               CASH
                                             TOTAL       CASH    SURRENDER     TOTAL       CASH     SURRENDER
      UNDERLYING INVESTMENT OPTION         INVESTMENT   VALUE      VALUE     INVESTMENT    VALUE      VALUE
      ----------------------------         ----------   -----    ---------   ----------    -----    ---------
STOCK FUNDS
AIM Capital Appreciation Portfolio           30,000     32,251    19,241          n/a         n/a        n/a
Alliance Growth Portfolio                    30,000     29,554    16,544      150,000     260,206    252,396
Capital Appreciation Fund (Janus)            30,000     34,898    21,888      150,000     337,423    329,613
Deutsche VIT EAFE Equity Index Fund          30,000     28,379    15,369          n/a         n/a        n/a
Deutsche VIT Small Cap Index Fund            30,000     26,524    13,514          n/a         n/a        n/a
Dreyfus Stock Index Fund                     30,000     26,641    13,631      150,000     240,667    232,857
Fidelity VIP Equity Income Portfolio         30,000     23,085    10,075      150,000     183,961    176,151
Fidelity VIP Growth Portfolio                30,000     30,855    17,845      150,000     252,058    244,248
Janus Aspen Ser. Aggressive Growth              n/a        n/a       n/a          n/a         n/a        n/a
Janus Aspen Ser. Global Technology              n/a        n/a       n/a          n/a         n/a        n/a
Janus Aspen Series Worldwide Growth             n/a        n/a       n/a          n/a         n/a        n/a
Smith Barney Equity Index Portfolio          30,000     26,673    13,663      150,000     244,574    236,764
Smith Barney Large Cap Growth                30,000     29,322    16,312          n/a         n/a        n/a
Smith Barney Large Cap Value                 30,000     21,530     8,520      150,000     176,998    169,188
Smith Barney Total Return Portfolio          30,000     27,001    13,991      150,000     183,874    176,064
Templeton Growth Securities Fund             30,000     28,764    15,754      150,000     178,300    170,490
BOND FUNDS:
Fidelity VIP High Income Portfolio           30,000     21,738     8,728      150,000     146,594    138,784
Putnam Diversified Income Portfolio          30,000     23,539    10,529      150,000     129,989    122,179
Smith Barney High Income Portfolio           30,000     22,158     9,148      150,000     140,274    132,464
Travelers US Govt Securities                 30,000     20,489     7,479      150,000     136,547    128,737
Travelers Zero Coupon Bond 2005              30,000     20,167     7,157          n/a         n/a        n/a
BALANCED FUNDS:
Fidelity VIP II Asset Mgr Portfolio          30,000     24,269    11,259      150,000     168,712    160,902
MFS Total Return Portfolio                   30,000     22,167     9,157      150,000     164,905    157,095
Travelers Managed Assets Trust               30,000     25,048    12,038      150,000     188,583    180,773
MONEY MARKET FUND:
Travelers Money Market                       30,000     22,753     9,743      150,000     121,845    114,035



The charges used in the above example consist of a front-end sales charge of 1.5%, a state premium tax charge of 2.25%, a deferred acquisition cost charge of 1.25%, the 0.85% mortality and expense risk charge, all expenses of the underlying funds, and monthly deduction charges including cost of insurance. The benefits illustrated above may differ from other policies as a result of differences in investment allocation, premium timing and amount, death benefit type, as well as age and underwriting classification of the insured (which could result in higher cost of insurance). Because Travelers Variable Life is a variable universal life insurance policy, actual performance should always be considered in conjunction with the level of death benefit and cash values.



* These hypothetical examples show the effect of the performance quoted on the cash values. Performance, loans, and withdrawals will affect the cash value and death benefit of your policy. Since the values of the portfolio will fluctuate, the cash value at any time may be more or less than the total principal investment made, including at the time of surrender of the policy, when surrender charges may apply.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX A
--------------------------------------------------------------------------------

         SURRENDER PENALTIES PER THOUSAND OF ISSUE AND INCREASE AMOUNT


                                                        DURATION
        ISSUE          --------------------------------------------------------------------------
         AGE             1       2       3       4       5       6       7      8      9      10
        -----          -----   -----   -----   -----   -----   -----   -----   ----   ----   ----
 0                      2.04    1.84    1.63    1.43    1.22    1.02    0.82   0.61   0.41   0.20
 1                      2.04    1.84    1.63    1.43    1.22    1.02    0.82   0.61   0.41   0.20
 2                      2.04    1.84    1.63    1.43    1.22    1.02    0.82   0.61   0.41   0.20
 3                      2.04    1.84    1.63    1.43    1.22    1.02    0.82   0.61   0.41   0.20
 4                      2.04    1.84    1.63    1.43    1.22    1.02    0.82   0.61   0.41   0.20
 5                      2.19    1.97    1.75    1.53    1.31    1.10    0.88   0.66   0.44   0.22
 6                      2.19    1.97    1.75    1.53    1.31    1.10    0.88   0.66   0.44   0.22
 7                      2.21    1.99    1.77    1.55    1.33    1.11    0.88   0.66   0.44   0.22
 8                      2.23    2.01    1.78    1.56    1.34    1.12    0.89   0.67   0.45   0.22
 9                      2.26    2.03    1.81    1.58    1.36    1.13    0.90   0.68   0.45   0.23
10                      2.39    2.15    1.91    1.67    1.43    1.20    0.96   0.72   0.48   0.24
11                      2.46    2.21    1.97    1.72    1.48    1.23    0.98   0.74   0.49   0.25
12                      2.54    2.29    2.03    1.78    1.52    1.27    1.02   0.76   0.51   0.25
13                      2.65    2.39    2.12    1.86    1.59    1.33    1.06   0.80   0.53   0.27
14                      2.75    2.48    2.20    1.93    1.65    1.38    1.10   0.83   0.55   0.28
15                      2.76    2.48    2.21    1.93    1.66    1.38    1.10   0.83   0.55   0.28
16                      2.77    2.49    2.22    1.94    1.66    1.39    1.11   0.83   0.55   0.28
17                      2.79    2.51    2.23    1.95    1.67    1.40    1.12   0.84   0.56   0.28
18                      2.82    2.54    2.26    1.97    1.69    1.41    1.13   0.85   0.56   0.28
19                      2.90    2.61    2.32    2.03    1.74    1.45    1.16   0.87   0.58   0.29
20                      2.86    2.57    2.29    2.00    1.72    1.43    1.14   0.86   0.57   0.29
21                      2.93    2.64    2.34    2.05    1.76    1.47    1.17   0.88   0.59   0.29
22                      2.99    2.69    2.39    2.09    1.79    1.50    1.20   0.90   0.60   0.30
23                      3.04    2.74    2.43    2.13    1.82    1.52    1.22   0.91   0.61   0.30
24                      3.06    2.75    2.45    2.14    1.84    1.53    1.22   0.92   0.61   0.31
25                      3.08    2.77    2.46    2.16    1.85    1.54    1.23   0.92   0.62   0.31
26                      3.14    2.83    2.51    2.20    1.88    1.57    1.26   0.94   0.63   0.31
27                      3.25    2.93    2.60    2.28    1.95    1.63    1.30   0.98   0.65   0.33
28                      3.37    3.03    2.70    2.36    2.02    1.69    1.35   1.01   0.67   0.34
29                      3.47    3.12    2.78    2.43    2.08    1.74    1.39   1.04   0.69   0.35
30                      3.49    3.14    2.79    2.44    2.09    1.75    1.40   1.05   0.70   0.35
31                      3.64    3.28    2.91    2.55    2.18    1.82    1.46   1.09   0.73   0.36
32                      3.78    3.40    3.02    2.65    2.27    1.89    1.51   1.13   0.76   0.38
33                      3.92    3.53    3.14    2.74    2.35    1.96    1.57   1.18   0.78   0.39
34                      4.08    3.67    3.26    2.86    2.45    2.04    1.63   1.22   0.82   0.41
35                      4.19    3.77    3.35    2.93    2.51    2.10    1.68   1.26   0.84   0.42
36                      4.43    3.99    3.54    3.10    2.66    2.22    1.77   1.33   0.89   0.44
37                      4.66    4.19    3.73    3.26    2.80    2.33    1.86   1.40   0.93   0.47
38                      4.91    4.42    3.93    3.44    2.95    2.46    1.96   1.47   0.98   0.49
39                      5.14    4.63    4.11    3.60    3.08    2.57    2.06   1.54   1.03   0.51
40                      5.69    5.12    4.55    3.98    3.41    2.85    2.28   1.71   1.14   0.57
41                      6.05    5.45    4.84    4.24    3.63    3.03    2.42   1.82   1.21   0.61
42                      6.41    5.77    5.13    4.49    3.85    3.21    2.56   1.92   1.28   0.64
43                      6.76    6.08    5.41    4.73    4.06    3.38    2.70   2.03   1.35   0.68
44                      7.13    6.42    5.70    4.99    4.28    3.57    2.85   2.14   1.43   0.71
45                      7.18    6.46    5.74    5.03    4.31    3.59    2.87   2.15   1.44   0.72
46                      7.66    6.89    6.13    5.36    4.60    3.83    3.06   2.30   1.53   0.77

                                                        DURATION
        ISSUE          --------------------------------------------------------------------------
         AGE             1       2       3       4       5       6       7      8      9      10
        -----          -----   -----   -----   -----   -----   -----   -----   ----   ----   ----
47                      8.14    7.33    6.51    5.70    4.88    4.07    3.26   2.44   1.63   0.81
48                      8.63    7.77    6.90    6.04    5.18    4.32    3.45   2.59   1.73   0.86
49                      9.11    8.20    7.29    6.38    5.47    4.56    3.64   2.73   1.82   0.91
50                     10.00    9.00    8.00    7.00    6.00    5.00    4.00   3.00   2.00   1.00
51                     10.67    9.60    8.54    7.47    6.40    5.34    4.27   3.20   2.13   1.07
52                     11.35   10.22    9.08    7.95    6.81    5.68    4.54   3.41   2.27   1.14
53                     12.02   10.82    9.62    8.41    7.21    6.01    4.81   3.61   2.40   1.20
54                     12.70   11.43   10.16    8.89    7.62    6.35    5.08   3.81   2.54   1.27
55                     13.01   11.71   10.41    9.11    7.81    6.51    5.20   3.90   2.60   1.30
56                     13.99   12.59   11.19    9.79    8.39    7.00    5.60   4.20   2.80   1.40
57                     14.97   13.47   11.98   10.48    8.98    7.49    5.99   4.49   2.99   1.50
58                     15.96   14.36   12.77   11.17    9.58    7.98    6.38   4.79   3.19   1.60
59                     16.93   15.24   13.54   11.85   10.16    8.47    6.77   5.08   3.39   1.69
60                     17.91   16.12   14.33   12.54   10.75    8.96    7.16   5.37   3.58   1.79
61                     19.52   17.57   15.62   13.66   11.71    9.76    7.81   5.86   3.90   1.95
62                     21.12   19.01   16.90   14.78   12.67   10.56    8.45   6.34   4.22   2.11
63                     22.73   20.46   18.18   15.91   13.64   11.37    9.09   6.82   4.55   2.27
64                     24.34   21.91   19.47   17.04   14.60   12.17    9.74   7.30   4.87   2.43
65                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
66                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
67                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
68                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
69                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
70                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
71                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
72                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
73                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
74                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
75                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
76                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
77                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
78                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
79                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
80                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
81                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
82                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
83                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
84                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54
85                     25.40   22.86   20.32   17.78   15.24   12.70   10.16   7.62   5.08   2.54

ANNUAL REPORT
DECEMBER 31, 1999










                                    THE TRAVELERS FUND UL
                                    FOR VARIABLE LIFE INSURANCE









[TRAVELERS LIFE&ANNUITY LOGO]


    The Travelers Insurance Company
    The Travelers Life and Annuity Company
    One Tower Square
    Hartford, CT  06183

                              THE TRAVELERS FUND UL
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 1999



ASSETS:
Investments in eligible funds at market value:
  American Odyssey Funds, Inc., 33,778 shares (cost $492,722) ......................   $ 597,605
  BT Insurance Funds Trust, 988 shares (cost $11,661) ..............................      12,343
  Capital Appreciation Fund, 173,512 shares (cost $9,510,997) ......................  18,878,067
  Dreyfus Stock Index Fund, 257,056 shares (cost $7,539,535) .......................   9,883,790
  Fidelity's Variable Insurance Products Fund, 1,087,158 shares (cost $26,282,289) .  33,849,777
  Fidelity's Variable Insurance Products Fund II, 293,756 shares (cost $4,684,952) .   5,484,426
  Greenwich Street Series Fund, 65,275 shares (cost $1,102,900) ....................   1,317,194
  High Yield Bond Trust, 21,640 shares (cost $204,154) .............................     204,930
  Managed Assets Trust, 174,462 shares (cost $3,075,146) ...........................   3,684,632
  Money Market Portfolio, 7,893,624 shares (cost $7,893,624) .......................   7,893,624
  Templeton Variable Products Series Fund, 665,895 shares (cost $13,422,701) .......  15,141,503
  The Travelers Series Trust, 498,792 shares (cost $5,601,405) .....................   5,595,834
  Travelers Series Fund Inc., 644,041 shares (cost $11,320,794) ....................  14,804,767
                                                                                    -------------

     Total Investments (cost $91,142,880) ..........................................                             $ 117,348,492





Receivables:
  Dividends ........................................................................                                    18,430
  Purchase payments and transfers from other Travelers accounts ....................                                     1,243
                                                                                                                 -------------

     Total Assets ..................................................................                               117,368,165
                                                                                                                 -------------

LIABILITIES:
  Payables:
   Contract surrenders and transfers to other Travelers accounts ...................                                     4,307
   Insurance charges ...............................................................                                    20,473
   Administrative fees .............................................................                                     1,665
  Accrued liabilities ..............................................................                                        42
                                                                                                                 -------------

     Total Liabilities .............................................................                                    26,487
                                                                                                                 -------------

NET ASSETS:                                                                                                        117,341,678
                                                                                                                 =============





                       See Notes to Financial Statements

                              THE TRAVELERS FUND UL
                           FOR VARIABLE LIFE INSURANCE

                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999




INVESTMENT INCOME:
 Dividends ..................................................................                                      $ 5,860,336

EXPENSES:
 Insurance charges ..........................................................           $ 707,393
 Administrative charges .....................................................              56,164
                                                                                      -----------

  Total expenses ............................................................                                          763,557
                                                                                                                  ------------

   Net investment income ....................................................                                        5,096,779
                                                                                                                  ------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED GAIN (LOSS) ON INVESTMENTS:
 Realized gain (loss) from investment transactions:
  Proceeds from investments sold ............................................          21,933,684
  Cost of investments sold ..................................................          19,227,722
                                                                                      -----------

     Net realized gain (loss) ...............................................                                        2,705,962

Change in unrealized gain (loss) on investments:
 Unrealized gain at December 31, 1998 .......................................          13,494,916
 Unrealized gain at December 31, 1999 .......................................          26,205,612
                                                                                      -----------

  Net change in unrealized gain (loss) for the year .........................                                       12,710,696
                                                                                                                  ------------

   Net realized gain (loss) and change in unrealized gain (loss) ............                                       15,416,658
                                                                                                                  ------------

Net increase in net assets resulting from operations ........................                                     $ 20,513,437
                                                                                                                  ============






                       See Notes to Financial Statements

                              THE TRAVELERS FUND UL
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                           1999                 1998
                                                                           ----                 ----

OPERATIONS:
  Net investment income ..........................................    $   5,096,779        $   4,884,569
  Net realized gain (loss) from investment transactions ..........        2,705,962            2,596,204
  Net change in unrealized gain (loss) on investments ............       12,710,696            5,398,252
                                                                      -------------        -------------

     Net increase in net assets resulting from operations ........       20,513,437           12,879,025
                                                                      -------------        -------------

UNIT TRANSACTIONS:
 Participant premium payments
  (applicable to 10,017,984 and 12,749,964 units, respectively)...       20,657,234           22,622,231
 Participant transfers from other Travelers accounts
  (applicable to 7,423,069 and 8,850,476 units, respectively) ....       17,182,307           16,644,515
 Contract surrenders
  (applicable to 4,624,266 and 5,653,725 units, respectively) ....      (10,470,687)         (10,097,307)
 Participant transfers to other Travelers accounts
  (applicable to 8,969,541 and 10,422,931 units, respectively) ...      (18,399,253)         (17,682,682)
 Other payments to participants
  (applicable to 38,160 and 220,614 units, respectively) .........         (106,976)            (458,339)
                                                                      -------------        -------------

  Net increase in net assets resulting from unit transactions ....        8,862,625           11,028,418
                                                                      -------------        -------------

     Net increase in net assets ..................................       29,376,062           23,907,443

NET ASSETS:
  Beginning of year ..............................................       87,965,616           64,058,173
                                                                      -------------        -------------

  End of year ....................................................    $ 117,341,678        $  87,965,616
                                                                      =============        =============














                        See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

    The Travelers Fund UL for Variable Life Insurance ("Fund UL") is a separate account of The Travelers Insurance Company ("The Travelers"), an indirect wholly owned subsidiary of Citigroup Inc., and is available for funding certain variable life insurance contracts issued by The Travelers. Fund UL is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Travelers interest in the net assets of Fund UL was $2,452,904 at December 31, 1999. Fund UL is comprised of InVest, The Travelers Market Life and Travelers Variable Survivorship Life products.

    Participant premium payments applied to Fund UL are invested in one or more eligible funds in accordance with the selection made by the owner. As of December 31, 1999, the eligible funds available under Fund UL were: Managed Assets Trust; High Yield Bond Trust; Capital Appreciation Fund; Money Market Portfolio; U.S. Government Securities Portfolio, Utilities Portfolio, Zero Coupon Bond Fund Portfolio Series 2000 and Zero Coupon Bond Fund Portfolio Series 2005 of The Travelers Series Trust; Alliance Growth Portfolio, Smith Barney Large Cap Value Portfolio, Smith Barney High Income Portfolio, MFS Total Return Portfolio, Putnam Diversified Income Portfolio and AIM Capital Appreciation Portfolio of Travelers Series Fund Inc.; Total Return Portfolio and Equity Index Portfolio of Greenwich Street Series Fund (all of which are managed by affiliates of The Travelers); Templeton Bond Fund (Class 1), Templeton Stock Fund (Class 1) and Templeton Asset Allocation Fund (Class 1) of Templeton Variable Products Series Fund; High Income Portfolio, Growth Portfolio and Equity-Income Portfolio of Fidelity's Variable Insurance Products Fund; Asset Manager Portfolio of Fidelity's Variable Insurance Products Fund II; EAFE Equity Index Fund and Small Cap Index Fund of BT Insurance Funds Trust; and Dreyfus Stock Index Fund. All of the funds are Massachusetts business trusts, except for Travelers Series Fund Inc. and Dreyfus Stock Index Fund which are incorporated under Maryland law. Not all funds may be available in all states or to all contract owners.


    The following is a summary of significant accounting policies consistently followed by Fund UL in the preparation of its financial statements.

    SECURITY VALUATION. Investments are valued daily at the net asset values per share of the underlying funds.

    SECURITY TRANSACTIONS. Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

    FEDERAL INCOME TAXES. The operations of Fund UL form a part of the total operations of The Travelers and are not taxed separately. The Travelers is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). Under existing federal income tax law, no taxes are payable on the investment income of Fund UL. Fund UL is not taxed as a "regulated investment company" under Subchapter M of the Code.

    OTHER. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  INVESTMENTS

    The aggregate costs of purchases and proceeds from sales of investments were $36,363,703 and $21,933,684, respectively, for the year ended December 31, 1999. Realized gains and losses from investment transactions are reported on an average cost basis. The cost of investments in eligible funds was $91,142,880 at December 31, 1999. Gross unrealized appreciation for all investments at December 31, 1999 was $26,721,215. Gross unrealized depreciation for all investments at December 31, 1999 was $515,603.

3.  CONTRACT CHARGES

    Insurance charges are paid for the mortality and expense risks assumed by The Travelers. Each business day, The Travelers deducts a mortality and expense risk charge which is reflected in the calculation of unit values. This charge equals a maximum, on an annual basis, of 0.80%, of the amounts held in each variable funding option. For Price I contracts (all InVest Contracts, MarketLife Contracts issued prior to July 12, 1995, and MarketLife Contracts issued on or after July 12, 1995 where state approval for Enhanced MarketLife had not yet been received), the insurance charges were 0.60%. For Price II contracts (all MarketLife Contracts issued on or after July 12, 1995, and prior to May 1,1998, where state approval for Enhanced MarketLife has been received, MarketLife Contracts issued after May 1, 1998 and Variable Survivorship Life), the insurance charges are 0.80% for the first fifteen policy years, then 0.45%, 0.25% and 0.35%, respectively, thereafter.

    The administrative charges are paid for administrative expense. This fee is also deducted each business day and reflected in the calculation of unit values. This charge equals a maximum , on an annual basis, 0.10% of the amounts held in each variable funding option for the first fifteen policy years and eliminated thereafter.

    The Travelers receives contingent surrender charges on full or partial contract surrenders. Such charges are computed by applying various percentages to premiums and/or stated contract amounts (as described in the prospectus). The Travelers received $313,425 and $307,722 in satisfaction of such contingent surrender charges for the years ended December 31, 1999 and 1998, respectively.

4.  CHANGE IN ACCOUNTING

    On January 1, 1999, in conjunction with the implementation of a new system, Fund UL changed its basis of reporting realized gains and losses for investment transactions from an identified cost basis to an average cost basis. The accounting change had no effect on net assets.

5.  NET CONTRACT OWNERS' EQUITY



                                                                   DECEMBER 31, 1999
                                                    -------------------------------------------

                                                     ACCUMULATION        UNIT           NET
                                                        UNITS           VALUE          ASSETS
                                                        -----           -----          ------
American Odyssey Funds, Inc.
  American Odyssey Core Equity Fund
    Price I  .................................         31,434       $    2.525   $ 79,384
  American Odyssey Emerging Opportunities Fund
    Price I  .................................        182,999            1.800    329,351
  American Odyssey Global High-Yield Bond Fund
    Price I  .................................          2,662            1.271      3,384
  American Odyssey Intermediate-Term Bond Fund
    Price I  .................................          1,732            1.269      2,198
  American Odyssey International Equity Fund
    Price I  .................................         82,315            2.118    174,381
  American Odyssey Long-Term Bond Fund
    Price I  .................................          5,985            1.431      8,564

BT Insurance Funds Trust
  EAFE Equity Index Fund
    Price I  .................................          1,318            1.137      1,499
    Price II .................................          3,931            1.136      4,465
  Small Cap Index Fund
    Price I  .................................          1,166            1.136      1,325
    Price II .................................          4,452            1.134      5,049

5.  NET CONTRACT OWNERS' EQUITY (CONTINUED)


                                                                                     DECEMBER 31, 1999
                                                      ------------------------------------------------------------------------

                                                           ACCUMULATION                UNIT                     NET
                                                              UNITS                   VALUE                    ASSETS
                                                              -----                   -----                    ------
Capital Appreciation Fund
     Price I  .......................................     1,297,829                 $ 6.647               $ 8,626,330
     Price II .......................................     1,562,435                   6.559                10,248,353

Dreyfus Stock Index Fund
     Price I  .......................................       782,335                   3.366                 2,633,146
     Price II .......................................     2,182,415                   3.321                 7,248,797

Fidelity's Variable Insurance Products Fund
  Equity-Income Portfolio
     Price I  .......................................     2,225,802                   2.323                 5,171,103
     Price II .......................................     2,543,500                   2.293                 5,831,366
  Growth Portfolio
     Price I  .......................................     2,671,976                   3.483                 9,307,269
     Price II .......................................     2,929,253                   3.437                10,068,916
  High Income Portfolio
     Price I  .......................................       941,904                   1.549                 1,459,254
     Price II .......................................     1,310,697                   1.529                 2,003,873

Fidelity's Variable Insurance Products Fund II
  Asset Manager Portfolio
     Price I  .......................................     2,272,510                   1.844                 4,189,611
     Price II .......................................       710,992                   1.819                 1,293,514

Greenwich Street Series Fund
  Equity Index Portfolio
     Price I  .......................................           809                   1.108                       896
     Price II .......................................         4,468                   1.106                     4,942
Total Return Portfolio
     Price I  .......................................        28,198                   1.896                    53,474
     Price II .......................................       671,422                   1.873                 1,257,586

High Yield Bond Trust
     Price I  .......................................        74,111                   2.765                   204,899

Managed Assets Trust
     Price I  .......................................       645,901                   3.687                 2,381,691
     Price II .......................................       357,908                   3.639                 1,302,359

Money Market Portfolio
     Price I  .......................................       601,104                   1.690                 1,015,967
     Price II .......................................     4,133,537                   1.668                 6,894,388

5.  NET CONTRACT OWNERS' EQUITY (CONTINUED)




                                                                                     DECEMBER 31, 1999
                                                              -------------------------------------------------------------------

                                                                   ACCUMULATION                UNIT                      NET
                                                                      UNITS                   VALUE                    ASSETS
                                                                      -----                   -----                    ------
Templeton Variable Products Series Fund
  Templeton Asset Allocation Fund (Class 1)
     Price I ................................................      1,498,731                 $ 2.021               $ 3,029,114
     Price II ...............................................        872,350                   1.995                 1,739,906
  Templeton Bond Fund (Class 1)
     Price I ................................................        128,362                   1.188                   152,527
     Price II ...............................................        397,243                   1.173                   465,822
  Templeton Stock Fund (Class 1)
     Price I ................................................      2,572,038                   2.089                 5,372,416
     Price II ...............................................      2,123,966                   2.061                 4,378,068

The Travelers Series Trust
  U.S. Government Securities Portfolio
     Price I ................................................        166,426                   1.357                   225,840
     Price II ...............................................      1,592,346                   1.339                 2,132,324
  Utilities Portfolio
     Price I ................................................        106,551                   1.981                   211,092
     Price II ...............................................        127,567                   1.955                   249,397
  Zero Coupon Bond Fund Portfolio Series 2000
     Price I ................................................      1,001,963                   1.231                 1,233,215
     Price II ...............................................         69,322                   1.215                    84,246
  Zero Coupon Bond Fund Portfolio Series 2005
     Price I ................................................      1,009,337                   1.222                 1,233,513
     Price II ...............................................        186,548                   1.207                   225,110

Travelers Series Fund Inc.
  AIM Capital Appreciation Portfolio
     Price I ................................................        176,990                   1.963                   347,402
     Price II ...............................................      1,476,578                   1.940                 2,864,995
  Alliance Growth Portfolio
     Price I ................................................        284,525                   2.901                   825,450
     Price II ...............................................      2,273,250                   2.863                 6,509,047
  MFS Total Return Portfolio
     Price I ................................................        229,373                   1.688                   387,143
     Price II ...............................................      1,033,639                   1.666                 1,722,078
  Smith Barney High Income Portfolio
     Price I ................................................         20,570                   1.287                    26,471
     Price II ...............................................        620,679                   1.272                   789,322
  Smith Barney Large Cap Value Portfolio
     Price I ................................................         79,926                   1.737                   138,861
     Price II ...............................................        694,165                   1.716                 1,190,985
                                                                                                        -------------------------

Net Contract Owners' Equity                                                                                      $ 117,341,678
                                                                                                        =========================

6. STATEMENT OF INVESTMENTS

INVESTMENT OPTIONS                                                       NO. OF           MARKET
                                                                         SHARES            VALUE
                                                                      ------------     ------------
  AMERICAN ODYSSEY FUNDS, INC. (0.5%)
    American Odyssey Core Equity Fund (Cost $74,366)                         4,509     $     79,395
    American Odyssey Emerging Opportunities Fund (Cost $285,363)            20,075          329,635
    American Odyssey Global High-Yield Bond Fund (Cost $3,407)                 329            3,387
    American Odyssey Intermediate-Term Bond Fund (Cost $2,234)                 212            2,201
    American Odyssey International Equity Fund (Cost $118,257)               7,810          174,406
    American Odyssey Long-Term Bond Fund (Cost $9,095)                         843            8,581
                                                                      ------------     ------------
      Total (Cost $492,722)                                                 33,778          597,605
                                                                      ------------     ------------

  BT INSURANCE FUNDS TRUST (0.0%)
    EAFE Equity Index Fund (Cost $5,539)                                       439            5,968
    Small Cap Index Fund (Cost $6,122)                                         549            6,375
                                                                      ------------     ------------
      Total (Cost $11,661)                                                     988           12,343
                                                                      ------------     ------------

  CAPITAL APPRECIATION FUND (16.1%)
      Total (Cost $9,510,997)                                              173,512       18,878,067
                                                                      ------------     ------------

  DREYFUS STOCK INDEX FUND (8.4%)
      Total (Cost $7,539,535)                                              257,056        9,883,790
                                                                      ------------     ------------

  FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND (28.9%)
    Equity-Income Portfolio (Cost $9,589,080)                              428,036       11,004,807
    Growth Portfolio (Cost $13,023,195)                                    352,827       19,380,775
    High Income Portfolio (Cost $3,670,014)                                306,295        3,464,195
                                                                      ------------     ------------
      Total (Cost $26,282,289)                                           1,087,158       33,849,777
                                                                      ------------     ------------

  FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II (4.7%)
    Asset Manager Portfolio
      Total (Cost $4,684,952)                                              293,756        5,484,426
                                                                      ------------     ------------

  GREENWICH STREET SERIES FUND (1.1%)
    Equity Index Portfolio (Cost $5,694)                                       163            5,839
    Total Return Portfolio (Cost $1,097,206)                                65,112        1,311,355
                                                                      ------------     ------------
      Total (Cost $1,102,900)                                               65,275        1,317,194
                                                                      ------------     ------------

  HIGH YIELD BOND TRUST (0.2%)
      Total (Cost $204,154)                                                 21,640          204,930
                                                                      ------------     ------------

  MANAGED ASSETS TRUST (3.1%)
      Total (Cost $3,075,146)                                              174,462        3,684,632
                                                                      ------------     ------------

  MONEY MARKET PORTFOLIO (6.7%)
      Total (Cost $7,893,624)                                            7,893,624        7,893,624
                                                                      ------------     ------------

                                                                         NO. OF           MARKET
                                                                         SHARES            VALUE
                                                                      ------------     ------------
  TEMPLETON VARIABLE PRODUCTS SERIES FUND (12.9%)
    Templeton Asset Allocation Fund (Class 1) (Cost $4,071,052)            204,110     $  4,770,060
    Templeton Bond Fund (Class 1) (Cost $665,331)                           61,909          618,475
    Templeton Stock Fund (Class 1) (Cost $8,686,318)                       399,876        9,752,968
                                                                      ------------     ------------
      Total (Cost $13,422,701)                                             665,895       15,141,503
                                                                      ------------     ------------
  THE TRAVELERS SERIES TRUST (4.8%)
    U.S. Government Securities Portfolio (Cost $2,492,391)                 208,554        2,358,747
    Utilities Portfolio (Cost $442,553)                                     28,949          460,576
    Zero Coupon Bond Fund Portfolio Series 2000 (Cost $1,250,092)          124,308        1,317,665
    Zero Coupon Bond Fund Portfolio Series 2005 (Cost $1,416,369)          136,981        1,458,846
                                                                      ------------     ------------
      Total (Cost $5,601,405)                                              498,792        5,595,834
                                                                      ------------     ------------

  TRAVELERS SERIES FUND INC. (12.6%)
    AIM Capital Appreciation Portfolio (Cost $2,042,644)                   155,217        3,212,997
    Alliance Growth Portfolio (Cost $4,933,836)                            223,113        7,335,956
    MFS Total Return Portfolio (Cost $2,069,373)                           129,981        2,109,589
    Smith Barney High Income Portfolio (Cost $874,594)                      67,547          815,971
    Smith Barney Large Cap Value Portfolio (Cost $1,400,347)                68,183        1,330,254
                                                                      ------------     ------------
      Total (Cost $11,320,794)                                             644,041       14,804,767
                                                                      ------------     ------------

  TOTAL INVESTMENT OPTIONS (100%)
    (COST $91,142,880)                                                                 $117,348,492
                                                                                       ============

7. SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                       AMERICAN ODYSSEY          AMERICAN ODYSSEY
                                                           AMERICAN ODYSSEY CORE           EMERGING             GLOBAL HIGH-YIELD
                                                                EQUITY FUND            OPPORTUNITIES FUND            BOND FUND
                                                           ----------------------    ----------------------   ---------------------
                                                              1999         1998         1999         1998        1999        1998
                                                           ---------    ---------    ---------    ---------   ---------   ---------
INVESTMENT INCOME:
Dividends ...............................................  $  12,031    $   8,470    $  23,702    $       -   $     201   $       1
                                                           ---------    ---------    ---------    ---------   ---------   ---------

EXPENSES:
Insurance charges .......................................        484          448        1,640        1,554          18          20
Administrative charges ..................................          -            -            -            -           -           -
                                                           ---------    ---------    ---------    ---------   ---------   ---------
    Net investment income (loss) ........................     11,547        8,022       22,062       (1,554)        183         (19)
                                                           ---------    ---------    ---------    ---------   ---------   ---------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ........................      3,987        9,623       53,729       57,345          65          96
  Cost of investments sold ..............................      3,219        5,694       55,317       64,399          67         102
                                                           ---------    ---------    ---------    ---------   ---------   ---------

    Net realized gain (loss) ............................        768        3,929       (1,588)      (7,054)         (2)         (6)
                                                           ---------    ---------    ---------    ---------   ---------   ---------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..............     18,049       19,500      (25,853)     (12,045)       (151)        (31)
  Unrealized gain (loss) end of year ....................      5,029       18,049       44,272      (25,853)        (20)       (151)
                                                           ---------    ---------    ---------    ---------   ---------   ---------

    Net change in unrealized gain (loss) for the year ...    (13,020)      (1,451)      70,125      (13,808)        131        (120)
                                                           ---------    ---------    ---------    ---------   ---------   ---------

Net increase (decrease) in net assets
    resulting from operations ...........................       (705)      10,500       90,599      (22,416)        312        (145)
                                                           ---------    ---------    ---------    ---------   ---------   ---------


UNIT TRANSACTIONS:
Participant premium payments ............................      7,926       10,400       42,790       49,542          77          94
Participant transfers from other Travelers accounts .....          -           61        3,772        4,306           -           -
Contract surrenders .....................................     (3,926)      (4,443)     (41,231)     (22,358)       (117)       (152)
Participant transfers to other Travelers accounts .......     (1,201)      (5,618)     (20,286)     (43,052)        (10)          -
Other payments to participants ..........................          -            -            -            -           -           -
                                                           ---------    ---------    ---------    ---------   ---------   ---------

  Net increase (decrease) in net assets
    resulting from unit transactions ....................      2,799          400      (14,955)     (11,562)        (50)        (58)
                                                           ---------    ---------    ---------    ---------   ---------   ---------

    Net increase (decrease) in net assets ...............      2,094       10,900       75,644      (33,978)        262        (203)


NET ASSETS:
  Beginning of year .....................................     77,290       66,390      253,707      287,685       3,122       3,325
                                                           ---------    ---------    ---------    ---------   ---------   ---------

  End of year ...........................................  $  79,384    $  77,290    $ 329,351    $ 253,707   $   3,384   $   3,122
                                                           =========    =========    =========    =========   =========   =========

  AMERICAN ODYSSEY           AMERICAN ODYSSEY         AMERICAN ODYSSEY
 INTERMEDIATE-TERM            INTERNATIONAL              LONG-TERM                EAFE EQUITY
      BOND FUND                EQUITY FUND               BOND FUND                INDEX FUND
----------------------    ----------------------    ----------------------    -----------------
   1999         1998         1999         1998         1999         1998         1999      1998
---------    ---------    ---------    ---------    ---------    ---------    ---------    ----
$     162    $       8    $       -    $   7,253    $     958    $     188    $     273    $  -
---------    ---------    ---------    ---------    ---------    ---------    ---------    ----


       11            9          840          738           63           96            6       -
        -            -            -            -            -            -            1       -
---------    ---------    ---------    ---------    ---------    ---------    ---------    ----
      151           (1)        (840)       6,515          895           92          266       -
---------    ---------    ---------    ---------    ---------    ---------    ---------    ----




       15           65       12,347       28,558        2,791       77,573           94       -
       16           63       10,281       21,351        2,919       75,868           88       -
---------    ---------    ---------    ---------    ---------    ---------    ---------    ----

       (1)           2        2,066        7,207         (128)       1,705            6       -
---------    ---------    ---------    ---------    ---------    ---------    ---------    ----


       97          (22)      16,023       12,462          581        1,244            -       -
      (33)          97       56,149       16,023         (514)         581          429       -
---------    ---------    ---------    ---------    ---------    ---------    ---------    ----

     (130)         119       40,126        3,561       (1,095)        (663)         429       -
---------    ---------    ---------    ---------    ---------    ---------    ---------    ----


       20          120       41,352       17,283         (328)       1,134          701       -
---------    ---------    ---------    ---------    ---------    ---------    ---------    ----



      484          404       17,898       21,538        1,171        1,382        2,585       -
        6           16        2,966        4,669            -            -        2,804       -
      (81)         (86)      (9,368)     (23,931)        (414)        (811)        (109)      -
      (10)         (10)      (6,137)      (8,587)      (2,715)     (77,176)         (17)      -
        -            -            -            -            -            -            -       -
---------    ---------    ---------    ---------    ---------    ---------    ---------    ----


      399          324        5,359       (6,311)      (1,958)     (76,605)       5,263       -
---------    ---------    ---------    ---------    ---------    ---------    ---------    ----

      419          444       46,711       10,972       (2,286)     (75,471)       5,964       -



    1,779        1,335      127,670      116,698       10,850       86,321            -       -
---------    ---------    ---------    ---------    ---------    ---------    ---------    ----

$   2,198    $   1,779    $ 174,381    $ 127,670    $   8,564    $  10,850    $   5,964    $  -
=========    =========    =========    =========    =========    =========    =========    ====

7. SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (CONTINUED)

                                                            SMALL CAP INDEX FUND     CAPITAL APPRECIATION FUND
                                                            ---------------------   ----------------------------
                                                                1999        1998        1999            1998
                                                            ------------    -----   ------------    ------------
INVESTMENT INCOME:
Dividends ...............................................   $         64    $   -   $    347,156    $    225,348
                                                            ------------    -----   ------------    ------------

EXPENSES:
Insurance charges .......................................              2        -        104,820          56,699
Administrative charges ..................................              -        -          8,180           4,562
                                                            ------------    -----   ------------    ------------
    Net investment income (loss) ........................             62        -        234,156         164,087
                                                            ------------    -----   ------------    ------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ........................             48        -      4,044,199         672,903
  Cost of investments sold ..............................             47        -      2,342,631         405,494
                                                            ------------    -----   ------------    ------------

    Net realized gain (loss) ............................              1        -      1,701,568         267,409
                                                            ------------    -----   ------------    ------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..............              -        -      4,618,531         930,111
  Unrealized gain (loss) end of year ....................            253        -      9,367,070       4,618,531
                                                            ------------    -----   ------------    ------------

    Net change in unrealized gain (loss) for the year ...            253        -      4,748,539       3,688,420
                                                            ------------    -----   ------------    ------------

Net increase (decrease) in net assets
    resulting from operations ...........................            316        -      6,684,263       4,119,916
                                                            ------------    -----   ------------    ------------


UNIT TRANSACTIONS:
Participant premium payments ............................            241        -      2,193,850       1,722,876
Participant transfers from other Travelers accounts .....          6,280        -      2,493,744       2,709,937
Contract surrenders .....................................           (435)       -     (1,816,312)       (792,310)
Participant transfers to other Travelers accounts .......            (28)       -     (3,414,877)       (417,132)
Other payments to participants ..........................              -        -        (24,894)       (160,978)
                                                            ------------    -----   ------------    ------------

  Net increase (decrease) in net assets
    resulting from unit transactions ....................          6,058        -       (568,489)      3,062,393
                                                            ------------    -----   ------------    ------------

    Net increase (decrease) in net assets ...............          6,374        -      6,115,774       7,182,309


NET ASSETS:
  Beginning of year .....................................              -        -     12,758,909       5,576,600
                                                            ------------    -----   ------------    ------------

End of year .............................................   $      6,374    $   -   $ 18,874,683    $ 12,758,909
                                                            ============    =====   ============    ============


                                                              DREYFUS STOCK INDEX FUND
                                                            ----------------------------
                                                                1999            1998
                                                            ------------    ------------
INVESTMENT INCOME:
Dividends ...............................................   $    166,826    $     80,837
                                                            ------------    ------------

EXPENSES:
Insurance charges .......................................         58,963          37,009
Administrative charges ..................................          5,681           3,583
                                                            ------------    ------------
    Net investment income (loss) ........................        102,182          40,245
                                                            ------------    ------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ........................        875,515       1,348,144
  Cost of investments sold ..............................        693,541         890,692
                                                            ------------    ------------

    Net realized gain (loss) ............................        181,974         457,452
                                                            ------------    ------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..............      1,182,152         523,266
  Unrealized gain (loss) end of year ....................      2,344,255       1,182,152
                                                            ------------    ------------

    Net change in unrealized gain (loss) for the year ...      1,162,103         658,886
                                                            ------------    ------------

Net increase (decrease) in net assets
    resulting from operations ...........................      1,446,259       1,156,583
                                                            ------------    ------------


UNIT TRANSACTIONS:
Participant premium payments ............................      1,864,556       1,357,520
Participant transfers from other Travelers accounts .....      2,006,864       2,205,447
Contract surrenders .....................................       (705,299)       (758,259)
Participant transfers to other Travelers accounts .......       (879,560)     (1,144,166)
Other payments to participants ..........................         (3,175)              -
                                                            ------------    ------------

  Net increase (decrease) in net assets
    resulting from unit transactions ....................      2,283,386       1,660,542
                                                            ------------    ------------

    Net increase (decrease) in net assets ...............      3,729,645       2,817,125


NET ASSETS:
  Beginning of year .....................................      6,152,298       3,335,173
                                                            ------------    ------------

End of year .............................................   $  9,881,943    $  6,152,298
                                                            ============    ============

  EQUITY-INCOME PORTFOLIO             GROWTH PORTFOLIO              HIGH INCOME PORTFOLIO         ASSET MANAGER PORTFOLIO
----------------------------    ----------------------------    ----------------------------    ----------------------------
    1999            1998            1999            1998            1999            1998            1999            1998
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

$    472,928    $    519,007    $  1,449,423    $  1,383,745    $    368,897    $    403,352    $    408,334    $    555,132
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


      77,319          61,249         102,726          74,825          27,163          27,571          35,275          31,590
       5,724           4,053           7,034           4,553           2,278           2,305           1,315             953
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
     389,885         453,705       1,339,663       1,304,367         339,456         373,476         371,744         522,589
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------




   1,502,723       1,027,285       1,582,444       2,882,351       1,116,548       2,208,102       1,064,819         673,448
   1,293,047         773,339       1,179,040       2,088,775       1,193,024       2,203,983         959,958         558,510
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     209,676         253,946         403,404         793,576         (76,476)          4,119         104,861         114,938
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


   1,524,296       1,324,425       3,278,485       1,692,557        (224,114)        370,469         737,449         714,532
   1,415,727       1,524,296       6,357,580       3,278,485        (205,819)       (224,114)        799,474         737,449
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

    (108,569)        199,871       3,079,095       1,585,928          18,295        (594,583)         62,025          22,917
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     490,992         907,522       4,822,162       3,683,871         281,275        (216,988)        538,630         660,444
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------



   1,662,705       1,821,387       2,016,287       2,688,152         495,575         856,339         677,119         867,895
   1,509,824         782,438       2,428,944         577,474         135,586       2,321,318         110,106         394,346
  (1,071,048)     (1,111,405)     (1,572,248)     (1,397,298)       (315,040)       (391,089)       (756,021)       (372,107)
  (1,349,462)       (466,177)       (952,751)     (2,484,960)     (1,045,396)     (2,081,017)       (599,200)       (423,123)
     (10,330)       (125,412)        (35,273)        (59,946)              -               -             (61)           (841)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     741,689         900,831       1,884,959        (676,578)       (729,275)        705,551        (568,057)        466,170
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   1,232,681       1,808,353       6,707,121       3,007,293        (448,000)        488,563         (29,427)      1,126,614



   9,769,788       7,961,435      12,669,064       9,661,771       3,911,127       3,422,564       5,512,552       4,385,938
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

$ 11,002,469    $  9,769,788    $ 19,376,185    $ 12,669,064    $  3,463,127    $  3,911,127    $  5,483,125    $  5,512,552
============    ============    ============    ============    ============    ============    ============    ============

7. SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (CONTINUED)

                                                                EQUITY INDEX
                                                                  PORTFOLIO          TOTAL RETURN PORTFOLIO
                                                            --------------------   --------------------------
                                                                1999       1998       1999           1998
                                                            -----------    -----   -----------    -----------
INVESTMENT INCOME:
Dividends ...............................................   $         -    $   -   $    77,045    $    46,880
                                                            -----------    -----   -----------    -----------

EXPENSES:
Insurance charges .......................................             2        -         9,794          7,284
Administrative charges ..................................             -        -         1,176            863
                                                            -----------    -----   -----------    -----------
    Net investment income (loss) ........................            (2)       -        66,075         38,733
                                                            -----------    -----   -----------    -----------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ........................             -        -       193,461         84,997
  Cost of investments sold ..............................             -        -       167,367         67,822
                                                            -----------    -----   -----------    -----------

    Net realized gain (loss) ............................             -        -        26,094         17,175
                                                            -----------    -----   -----------    -----------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..............             -        -        69,832         87,967
  Unrealized gain (loss) end of year ....................           145        -       214,149         69,832
                                                            -----------    -----   -----------    -----------

    Net change in unrealized gain (loss) for the year ...           145        -       144,317        (18,135)
                                                            -----------    -----   -----------    -----------

Net increase (decrease) in net assets
    resulting from operations ...........................           143        -       236,486         37,773
                                                            -----------    -----   -----------    -----------


UNIT TRANSACTIONS:
Participant premium payments ............................            64        -       187,035        181,561
Participant transfers from other Travelers accounts .....         5,870        -        66,368        176,508
Contract surrenders .....................................          (239)       -       (76,644)      (106,689)
Participant transfers to other Travelers accounts .......             -        -      (151,484)       (17,224)
Other payments to participants ..........................             -        -             -              -
                                                            -----------    -----   -----------    -----------

  Net increase (decrease) in net assets
    resulting from unit transactions ....................         5,695        -        25,275        234,156
                                                            -----------    -----   -----------    -----------

    Net increase (decrease) in net assets ...............         5,838        -       261,761        271,929


NET ASSETS:
  Beginning of year .....................................             -        -     1,049,299        777,370
                                                            -----------    -----   -----------    -----------

  End of year ...........................................   $     5,838    $   -   $ 1,311,060    $ 1,049,299
                                                            ===========    =====   ===========    ===========


                                                              HIGH YIELD BOND TRUST
                                                            --------------------------
                                                               1999           1998
                                                            -----------    -----------
INVESTMENT INCOME:
Dividends ...............................................   $     8,706    $    15,178
                                                            -----------    -----------

EXPENSES:
Insurance charges .......................................         1,195          1,309
Administrative charges ..................................             -              -
                                                            -----------    -----------
    Net investment income (loss) ........................         7,511         13,869
                                                            -----------    -----------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ........................       152,789        118,763
  Cost of investments sold ..............................       140,553        106,699
                                                            -----------    -----------

    Net realized gain (loss) ............................        12,236         12,064
                                                            -----------    -----------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..............        11,936         25,465
  Unrealized gain (loss) end of year ....................           776         11,936
                                                            -----------    -----------

    Net change in unrealized gain (loss) for the year ...       (11,160)       (13,529)
                                                            -----------    -----------

Net increase (decrease) in net assets
    resulting from operations ...........................         8,587         12,404
                                                            -----------    -----------


UNIT TRANSACTIONS:
Participant premium payments ............................        19,019         26,399
Participant transfers from other Travelers accounts .....       119,534         57,870
Contract surrenders .....................................       (43,214)       (47,347)
Participant transfers to other Travelers accounts .......      (113,219)       (77,740)
Other payments to participants ..........................             -              -
                                                            -----------    -----------

  Net increase (decrease) in net assets
    resulting from unit transactions ....................       (17,880)       (40,818)
                                                            -----------    -----------

    Net increase (decrease) in net assets ...............        (9,293)       (28,414)


NET ASSETS:
  Beginning of year .....................................       214,192        242,606
                                                            -----------    -----------

  End of year ...........................................   $   204,899    $   214,192
                                                            ===========    ===========

                                                            TEMPLETON ASSET ALLOCATION        TEMPLETON BOND FUND
   MANAGED ASSETS TRUST         MONEY MARKET PORTFOLIO            FUND (CLASS 1)                   (CLASS 1)
--------------------------    --------------------------    --------------------------    --------------------------
   1999           1998           1999           1998           1999           1998           1999           1998
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

$   232,540    $   149,710    $   186,888    $   154,385    $   635,252    $   240,092    $    26,131    $    32,614
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


     21,120         14,505         28,956         24,039         29,831         28,173          4,762          4,333
      1,064            527          3,167          2,618          1,542          1,263            478            421
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
    210,356        134,678        154,765        127,728        603,879        210,656         20,891         27,860
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------




    331,109        532,152      4,355,185      6,111,697      1,105,518        460,332        128,661         83,313
    281,585        429,702      4,355,185      6,111,697      1,020,236        337,833        134,781         81,836
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

     49,524        102,450              -              -         85,282        122,499         (6,120)         1,477
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


    458,461        264,796              -              -        474,929        587,676         12,791          6,720
    609,486        458,461              -              -        699,008        474,929        (46,856)        12,791
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

    151,025        193,665              -              -        224,079       (112,747)       (59,647)         6,071
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


    410,905        430,793        154,765        127,728        913,240        220,408        (44,876)        35,408
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------



    486,163        491,683      6,258,921      6,741,925        628,987        727,391         93,816        165,218
    665,914        330,398      3,802,796      1,519,284        222,681        244,926         52,412         79,798
   (316,082)      (510,867)      (870,163)    (1,028,727)      (645,930)      (430,422)       (72,307)       (66,688)
   (182,067)      (140,305)    (4,436,241)    (7,713,789)      (782,698)      (308,864)       (74,704)       (38,486)
     (8,562)             -           (399)             -              -           (869)             -              -
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


    645,366        170,909      4,754,914       (481,307)      (576,960)       232,162           (783)       139,842
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

  1,056,271        601,702      4,909,679       (353,579)       336,280        452,570        (45,659)       175,250



  2,627,779      2,026,077      3,000,676      3,354,255      4,432,740      3,980,170        664,008        488,758
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

$ 3,684,050    $ 2,627,779    $ 7,910,355    $ 3,000,676    $ 4,769,020    $ 4,432,740    $   618,349    $   664,008
===========    ===========    ===========    ===========    ===========    ===========    ===========    ===========

7. SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (CONTINUED)



                                                                TEMPLETON STOCK                U.S. GOVERNMENT
                                                                 FUND (CLASS 1)             SECURITIES PORTFOLIO
                                                            --------------------------    --------------------------
                                                                1999           1998           1999           1998
                                                            -----------    -----------    -----------    -----------
INVESTMENT INCOME:
Dividends ...............................................   $   800,720    $   813,730    $       268    $   250,408
                                                            -----------    -----------    -----------    -----------

EXPENSES:
Insurance charges .......................................        60,210         59,343         24,227         14,906
Administrative charges ..................................         4,010          3,758          2,844          1,708
                                                            -----------    -----------    -----------    -----------
    Net investment income (loss) ........................       736,500        750,629        (26,803)       233,794
                                                            -----------    -----------    -----------    -----------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ........................     1,823,221      1,561,814      1,013,561        311,524
  Cost of investments sold ..............................     1,873,595      1,456,190      1,066,899        281,520
                                                            -----------    -----------    -----------    -----------

    Net realized gain (loss) ............................       (50,374)       105,624        (53,338)        30,004
                                                            -----------    -----------    -----------    -----------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..............      (452,700)       539,409        (55,253)        46,013
  Unrealized gain (loss) end of year ....................     1,066,650       (452,700)      (133,644)       (55,253)
                                                            -----------    -----------    -----------    -----------

    Net change in unrealized gain (loss) for the year ...     1,519,350       (992,109)       (78,391)      (101,266)
                                                            -----------    -----------    -----------    -----------

Net increase (decrease) in net assets
    resulting from operations ...........................     2,205,476       (135,856)      (158,532)       162,532
                                                            -----------    -----------    -----------    -----------


UNIT TRANSACTIONS:
Participant premium payments ............................     1,327,773      2,075,969        268,091        488,039
Participant transfers from other Travelers accounts .....       390,488      1,558,785        188,129      1,294,349
Contract surrenders .....................................      (937,367)      (722,676)      (191,052)      (145,232)
Participant transfers to other Travelers accounts .......    (1,512,327)    (1,548,621)      (849,466)      (224,377)
Other payments to participants ..........................       (18,391)       (55,834)             -              -
                                                            -----------    -----------    -----------    -----------

  Net increase (decrease) in net assets
    resulting from unit transactions ....................      (749,824)     1,307,623       (584,298)     1,412,779
                                                            -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets ...............     1,455,652      1,171,767       (742,830)     1,575,311


NET ASSETS:
  Beginning of year .....................................     8,294,832      7,123,065      3,100,994      1,525,683
                                                            -----------    -----------    -----------    -----------

  End of year ...........................................   $ 9,750,484    $ 8,294,832    $ 2,358,164    $ 3,100,994
                                                            ===========    ===========    ===========    ===========



                                                               UTILITIES PORTFOLIO
                                                            --------------------------
                                                                1999           1998
                                                            -----------    -----------
INVESTMENT INCOME:
Dividends ...............................................   $    35,271    $    12,250
                                                            -----------    -----------

EXPENSES:
Insurance charges .......................................         3,065          1,659
Administrative charges ..................................           217             87
                                                            -----------    -----------
    Net investment income (loss) ........................        31,989         10,504
                                                            -----------    -----------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ........................        48,491         34,296
  Cost of investments sold ..............................        43,356         27,593
                                                            -----------    -----------

    Net realized gain (loss) ............................         5,135          6,703
                                                            -----------    -----------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..............        55,396         30,111
  Unrealized gain (loss) end of year ....................        18,023         55,396
                                                            -----------    -----------

    Net change in unrealized gain (loss) for the year ...       (37,373)        25,285
                                                            -----------    -----------

Net increase (decrease) in net assets
    resulting from operations ...........................          (249)        42,492
                                                            -----------    -----------


UNIT TRANSACTIONS:
Participant premium payments ............................        54,978         59,758
Participant transfers from other Travelers accounts .....       131,622         98,449
Contract surrenders .....................................       (30,314)       (31,913)
Participant transfers to other Travelers accounts .......       (28,197)       (13,516)
Other payments to participants ..........................          (863)             -
                                                            -----------    -----------

  Net increase (decrease) in net assets
    resulting from unit transactions ....................       127,226        112,778
                                                            -----------    -----------

    Net increase (decrease) in net assets ...............       126,977        155,270


NET ASSETS:
  Beginning of year .....................................       333,512        178,242
                                                            -----------    -----------

  End of year ...........................................   $   460,489    $   333,512
                                                            ===========    ===========

 ZERO COUPON BOND         ZERO COUPON BOND               ZERO COUPON BOND
  FUND PORTFOLIO           FUND PORTFOLIO                 FUND PORTFOLIO                  AIM CAPITAL
    SERIES 1998              SERIES 2000                    SERIES 2005              APPRECIATION PORTFOLIO
-------------------    --------------------------    --------------------------    --------------------------
1999        1998           1999           1998           1999           1998           1999           1998
-----   -----------    -----------    -----------    -----------    -----------    -----------    -----------

$   -   $    63,083    $         -    $    68,351    $         -    $    74,703    $         -    $     1,994
-----   -----------    -----------    -----------    -----------    -----------    -----------    -----------


    -         6,692          7,721          7,338          9,560          8,639         16,919         11,508
    -            10             56             44            215            142          1,936          1,313
-----   -----------    -----------    -----------    -----------    -----------    -----------    -----------
    -        56,381         (7,777)        60,969         (9,775)        65,922        (18,855)       (10,827)
-----   -----------    -----------    -----------    -----------    -----------    -----------    -----------




    -     1,186,548         16,786         34,245        195,466         95,551        207,909        262,115
    -     1,186,192         16,144         33,205        185,010         88,033        167,443        203,919
-----   -----------    -----------    -----------    -----------    -----------    -----------    -----------

    -           356            642          1,040         10,456          7,518         40,466         58,196
-----   -----------    -----------    -----------    -----------    -----------    -----------    -----------


    -         2,394         26,688          7,987        138,833         60,360        292,791         93,128
    -             -         67,573         26,688         42,477        138,833      1,170,353        292,791
-----   -----------    -----------    -----------    -----------    -----------    -----------    -----------

    -        (2,394)        40,885         18,701        (96,356)        78,473        877,562        199,663
-----   -----------    -----------    -----------    -----------    -----------    -----------    -----------


    -        54,343         33,750         80,710        (95,675)       151,913        899,173        247,032
-----   -----------    -----------    -----------    -----------    -----------    -----------    -----------



    -           342         24,454          4,538         32,216         63,688        416,419        510,445
    -             -         22,805         26,367         96,144        114,346        268,208        216,820
    -    (1,170,656)       (10,574)        (5,944)       (87,776)       (10,152)      (200,427)      (179,247)
    -        (9,182)           (98)       (21,675)       (61,806)       (80,311)       (51,335)       (99,943)
    -             -              -              -              -              -              -        (54,459)
-----   -----------    -----------    -----------    -----------    -----------    -----------    -----------


    -    (1,179,496)        36,587          3,286        (21,222)        87,571        432,865        393,616
-----   -----------    -----------    -----------    -----------    -----------    -----------    -----------

    -    (1,125,153)        70,337         83,996       (116,897)       239,484      1,332,038        640,648



    -     1,125,153      1,247,124      1,163,128      1,575,520      1,336,036      1,880,359      1,239,711
-----   -----------    -----------    -----------    -----------    -----------    -----------    -----------

$   -   $         -    $ 1,317,461    $ 1,247,124    $ 1,458,623    $ 1,575,520    $ 3,212,397    $ 1,880,359
=====   ===========    ===========    ===========    ===========    ===========    ===========    ===========

7. SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (CONTINUED)


                                                            ALLIANCE GROWTH PORTFOLIO         MFS TOTAL RETURN PORTFOLIO
                                                          ------------------------------    ------------------------------
                                                               1999             1998             1999             1998
                                                          -------------    -------------    -------------    -------------
INVESTMENT INCOME:
Dividends .............................................   $     316,357    $     208,151    $     150,268    $      59,754
                                                          -------------    -------------    -------------    -------------

EXPENSES:
Insurance charges .....................................          43,895           26,480           15,556           10,341
Administrative charges ................................           5,015            2,973            1,687            1,097
                                                          -------------    -------------    -------------    -------------
    Net investment income (loss) ......................         267,447          178,698          133,025           48,316
                                                          -------------    -------------    -------------    -------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ......................         470,676          420,518          287,627          199,816
  Cost of investments sold ............................         345,251          269,565          276,420          151,321
                                                          -------------    -------------    -------------    -------------

    Net realized gain (loss) ..........................         125,425          150,953           11,207           48,495
                                                          -------------    -------------    -------------    -------------

Change in unrealized gain (loss) on investments:
  Unrealized gain(loss) beginning of year .............       1,125,311          554,376          150,664          115,974
  Unrealized gain(loss) end of year ...................       2,402,120        1,125,311           40,216          150,664
                                                          -------------    -------------    -------------    -------------

    Net change in unrealized gain (loss) for the year..       1,276,809          570,935         (110,448)          34,690
                                                          -------------    -------------    -------------    -------------

Net increase (decrease) in net assets
    resulting from operations .........................       1,669,681          900,586           33,784          131,501
                                                          -------------    -------------    -------------    -------------


UNIT TRANSACTIONS:
Participant premium payments ..........................       1,014,363          795,707          349,714          422,994
Participant transfers from other Travelers accounts ...         840,746        1,026,827          211,825          597,781
Contract surrenders ...................................        (396,145)        (471,438)        (106,368)        (134,335)
Participant transfers to other Travelers accounts .....        (409,846)        (145,042)        (229,586)         (28,238)
Other payments to participants ........................          (5,028)               -                -                -
                                                          -------------    -------------    -------------    -------------

  Net increase (decrease) in net assets
    resulting from unit transactions ..................       1,044,090        1,206,054          225,585          858,202
                                                          -------------    -------------    -------------    -------------

    Net increase (decrease) in net assets .............       2,713,771        2,106,640          259,369          989,703


NET ASSETS:
  Beginning of year ...................................       4,620,726        2,514,086        1,849,852          860,149
                                                          -------------    -------------    -------------    -------------

  End of year .........................................   $   7,334,497    $   4,620,726    $   2,109,221    $   1,849,852
                                                          =============    =============    =============    =============


                                                             SMITH BARNEY HIGH INCOME
                                                                     PORTFOLIO
                                                          ------------------------------
                                                               1999             1998
                                                          -------------    -------------
INVESTMENT INCOME:
Dividends .............................................   $      57,482    $      47,805
                                                          -------------    -------------

EXPENSES:
Insurance charges .....................................           6,462            5,337
Administrative charges ................................             781              646
                                                          -------------    -------------
    Net investment income (loss) ......................          50,239           41,822
                                                          -------------    -------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ......................         178,470           52,415
  Cost of investments sold ............................         193,299           49,894
                                                          -------------    -------------

    Net realized gain (loss) ..........................         (14,829)           2,521
                                                          -------------    -------------

Change in unrealized gain (loss) on investments:
  Unrealized gain(loss) beginning of year .............         (37,007)          17,011
  Unrealized gain(loss) end of year ...................         (58,623)         (37,007)
                                                          -------------    -------------

    Net change in unrealized gain (loss) for the year..         (21,616)         (54,018)
                                                          -------------    -------------

Net increase (decrease) in net assets
    resulting from operations .........................          13,794           (9,675)
                                                          -------------    -------------


UNIT TRANSACTIONS:
Participant premium payments ..........................          94,467          271,273
Participant transfers from other Travelers accounts ...         105,702           93,719
Contract surrenders ...................................         (49,330)         (37,279)
Participant transfers to other Travelers accounts .....        (138,279)         (14,923)
Other payments to participants ........................               -                -
                                                          -------------    -------------

  Net increase (decrease) in net assets
    resulting from unit transactions ..................          12,560          312,790
                                                          -------------    -------------

    Net increase (decrease) in net assets .............          26,354          303,115


NET ASSETS:
  Beginning of year ...................................         789,439          486,324
                                                          -------------    -------------

  End of year .........................................   $     815,793    $     789,439
                                                          =============    =============

     SMITH BARNEY LARGE CAP
       VALUE PORTFOLIO                      COMBINED
------------------------------    ------------------------------
     1999             1998             1999             1998
-------------    -------------    -------------    -------------

$      82,453    $      30,988    $   5,860,336    $   5,453,417
-------------    -------------    -------------    -------------


       14,788            6,869          707,393          530,563
        1,763              806           56,164           38,285
-------------    -------------    -------------    -------------
       65,902           23,313        5,096,779        4,884,569
-------------    -------------    -------------    -------------




    1,165,430          117,248       21,933,684       20,652,837
    1,227,403           85,342       19,227,722       18,056,633
-------------    -------------    -------------    -------------

      (61,973)          31,906        2,705,962        2,596,204
-------------    -------------    -------------    -------------


       96,699           80,809       13,494,916        8,096,664
      (70,093)          96,699       26,205,612       13,494,916
-------------    -------------    -------------    -------------

     (166,792)          15,890       12,710,696        5,398,252
-------------    -------------    -------------    -------------


     (162,863)          71,109       20,513,437       12,879,025
-------------    -------------    -------------    -------------



      417,490          197,772       20,657,234       22,622,231
    1,290,167          208,276       17,182,307       16,644,515
     (145,106)        (123,446)     (10,470,687)     (10,097,307)
   (1,106,250)         (49,428)     (18,399,253)     (17,682,682)
            -                -         (106,976)        (458,339)
-------------    -------------    -------------    -------------


      456,301          233,174        8,862,625       11,028,418
-------------    -------------    -------------    -------------

      293,438          304,283       29,376,062       23,907,443



    1,036,408          732,125       87,965,616       64,058,173
-------------    -------------    -------------    -------------

$   1,329,846    $   1,036,408    $ 117,341,678    $  87,965,616
=============    =============    =============    =============

8. SCHEDULE OF UNITS FOR FUND UL
   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                         AMERICAN ODYSSEY
                                           AMERICAN ODYSSEY CORE             EMERGING             AMERICAN ODYSSEY GLOBAL
                                                 EQUITY FUND             OPPORTUNITIES FUND         HIGH-YIELD BOND FUND
                                          ------------------------    ------------------------    ------------------------
                                             1999          1998          1999          1998          1999          1998
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units beginning of year ...............       30,336        29,927       191,574       197,206         2,703         2,753
Units purchased and transferred from
  other Travelers accounts ............        3,053         4,410        33,112        40,292            64            78
Units redeemed and transferred to
  other Travelers accounts ............       (1,955)       (4,001)      (41,687)      (45,924)         (105)         (128)
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units end of year .....................       31,434        30,336       182,999       191,574         2,662         2,703
                                          ==========    ==========    ==========    ==========    ==========    ==========


                                             AMERICAN ODYSSEY            AMERICAN ODYSSEY              AMERICAN ODYSSEY
                                             INTERMEDIATE-TERM            INTERNATIONAL                   LONG-TERM
                                                 BOND FUND                  EQUITY FUND                   BOND FUND
                                          ------------------------    ------------------------    ------------------------
                                             1999          1998          1999          1998          1999          1998
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units beginning of year ...............        1,415         1,145        79,390        82,883         7,329        63,209
Units purchased and transferred from
  other Travelers accounts ............          389           349        12,044        17,163           812           976
Units redeemed and transferred to
  other Travelers accounts ............          (72)          (79)       (9,119)      (20,656)       (2,156)      (56,856)
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units end of year .....................        1,732         1,415        82,315        79,390         5,985         7,329
                                          ==========    ==========    ==========    ==========    ==========    ==========


                                                                                                    CAPITAL APPRECIATION
                                           EAFE EQUITY INDEX FUND       SMALL CAP INDEX FUND                FUND
                                          ------------------------    ------------------------    ------------------------
                                             1999          1998          1999          1998          1999          1998
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units beginning of year ...............            -             -             -             -     2,947,093     2,064,967
Units purchased and transferred from
  other Travelers accounts ............        5,371             -         6,057             -       928,298     1,302,276
Units redeemed and transferred to
  other Travelers accounts ............         (122)            -          (439)            -    (1,015,127)     (420,150)
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units end of year .....................        5,249             -         5,618             -     2,860,264     2,947,093
                                          ==========    ==========    ==========    ==========    ==========    ==========


                                          DREYFUS STOCK INDEX FUND    EQUITY-INCOME PORTFOLIO         GROWTH PORTFOLIO
                                          ------------------------    ------------------------    ------------------------
                                             1999          1998          1999          1998          1999          1998
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units beginning of year ...............    2,207,470     1,521,389     4,467,025     4,031,218     4,992,277     5,270,282
Units purchased and transferred from
  other Travelers accounts ............    1,283,679     1,449,234     1,359,251     1,251,314     1,493,625     1,562,195
Units redeemed and transferred to
  other Travelers accounts ............     (526,399)     (763,153)   (1,056,974)     (815,507)     (884,673)   (1,840,200)
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units end of year .....................    2,964,750     2,207,470     4,769,302     4,467,025     5,601,229     4,992,277
                                          ==========    ==========    ==========    ==========    ==========    ==========

8. SCHEDULE OF UNITS FOR FUND UL
   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (CONTINUED)

                                            HIGH INCOME PORTFOLIO     ASSET MANAGER PORTFOLIO      EQUITY INDEX PORTFOLIO
                                          ------------------------    ------------------------    ------------------------
                                             1999          1998          1999          1998          1999          1998
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units beginning of year ...............    2,731,506     2,267,970     3,309,553     3,007,464             -             -
Units purchased and transferred from
  other Travelers accounts ............      417,814     2,120,094       460,341       820,299         5,496             -
Units redeemed and transferred to
  other Travelers accounts ............     (896,719)   (1,656,558)     (786,392)     (518,210)         (219)            -
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units end of year .....................    2,252,601     2,731,506     2,983,502     3,309,553         5,277             -
                                          ==========    ==========    ==========    ==========    ==========    ==========



                                           TOTAL RETURN PORTFOLIO      HIGH YIELD BOND TRUST        MANAGED ASSETS TRUST
                                          ------------------------    ------------------------    ------------------------
                                             1999          1998          1999          1998          1999          1998
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units beginning of year ...............      677,132       521,673        80,415        96,477       811,671       754,052
Units purchased and transferred from
  other Travelers accounts ............      150,912       236,730        49,896        32,454       340,535       280,545
Units redeemed and transferred to
  other Travelers accounts ............     (128,424)      (81,271)      (56,200)      (48,516)     (148,397)     (222,926)
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units end of year .....................      699,620       677,132        74,111        80,415     1,003,809       811,671
                                          ==========    ==========    ==========    ==========    ==========    ==========


                                                                          TEMPLETON ASSET              TEMPLETON BOND
                                           MONEY MARKET PORTFOLIO     ALLOCATION FUND (CLASS 1)         FUND (CLASS 1)
                                          ------------------------    ------------------------    ------------------------
                                             1999          1998          1999          1998          1999          1998
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units beginning of year ...............    1,869,424     2,176,965     2,686,853     2,549,205       526,893       411,910
Units purchased and transferred from
  other Travelers accounts ............    6,112,593     5,259,108       478,138       599,350       120,426       201,540
Units redeemed and transferred to
  other Travelers accounts ............   (3,247,376)   (5,566,649)     (793,910)     (461,702)     (121,714)      (86,557)
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units end of year .....................    4,734,641     1,869,424     2,371,081     2,686,853       525,605       526,893
                                          ==========    ==========    ==========    ==========    ==========    ==========


                                              TEMPLETON STOCK             U.S. GOVERNMENT
                                              FUND (CLASS 1)            SECURITIES PORTFOLIO         UTILITIES PORTFOLIO
                                          ------------------------    ------------------------    ------------------------
                                             1999          1998          1999          1998          1999          1998
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units beginning of year ...............    5,118,661     4,415,842     2,198,008     1,181,099       167,846       105,266
Units purchased and transferred from
  other Travelers accounts ............      974,763     2,139,769       332,517     1,290,041        95,688        88,338
Units redeemed and transferred to
  other Travelers accounts ............   (1,397,420)   (1,436,950)     (771,753)     (273,132)      (29,416)      (25,758)
                                          ----------    ----------    ----------    ----------    ----------    ----------
Units end of year .....................    4,696,004     5,118,661     1,758,772     2,198,008       234,118       167,846
                                          ==========    ==========    ==========    ==========    ==========    ==========

8. SCHEDULE OF UNITS FOR FUND UL
   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (CONTINUED)

                                            ZERO COUPON BOND FUND          ZERO COUPON BOND FUND        ZERO COUPON BOND FUND
                                            PORTFOLIO SERIES 1998          PORTFOLIO SERIES 2000        PORTFOLIO SERIES 2005
                                          --------------------------    --------------------------    --------------------------
                                             1999           1998           1999           1998           1999           1998
                                          -----------    -----------    -----------    -----------    -----------    -----------
Units beginning of year ...............             -      1,008,353      1,040,957      1,038,056      1,213,663      1,147,679
Units purchased and transferred from
  other Travelers accounts ............             -            306         39,191         27,282        102,310        141,687
Units redeemed and transferred to
  other Travelers accounts ............             -     (1,008,659)        (8,863)       (24,381)      (120,088)       (75,703)
                                          -----------    -----------    -----------    -----------    -----------    -----------
Units end of year .....................             -              -      1,071,285      1,040,957      1,195,885      1,213,663
                                          ===========    ===========    ===========    ===========    ===========    ===========


                                           AIM CAPITAL APPRECIATION
                                                  PORTFOLIO             ALLIANCE GROWTH PORTFOLIO     MFS TOTAL RETURN PORTFOLIO
                                          --------------------------    --------------------------    --------------------------
                                             1999           1998           1999           1998           1999           1998
                                          -----------    -----------    -----------    -----------    -----------    -----------
Units beginning of year ...............     1,371,702      1,053,016      2,112,618      1,469,867      1,127,421        580,164
Units purchased and transferred from
  other Travelers accounts ............       452,453        587,375        777,779        969,293        337,308        651,137
Units redeemed and transferred to
  other Travelers accounts ............      (170,587)      (268,689)      (332,622)      (326,542)      (201,717)      (103,880)
                                          -----------    -----------    -----------    -----------    -----------    -----------
Units end of year .....................     1,653,568      1,371,702      2,557,775      2,112,618      1,263,012      1,127,421
                                          ===========    ===========    ===========    ===========    ===========    ===========


                                           SMITH BARNEY HIGH INCOME       SMITH BARNEY LARGE CAP
                                                  PORTFOLIO                  VALUE PORTFOLIO                   COMBINED
                                          --------------------------    --------------------------    --------------------------
                                             1999           1998           1999           1998           1999           1998
                                          -----------    -----------    -----------    -----------    -----------    -----------
Units beginning of year ...............       630,959        386,886        598,565        460,366     43,200,459     37,897,289
Units purchased and transferred from
  other Travelers accounts ............       158,530        285,317        908,608        241,488     17,441,053     21,600,440
Units redeemed and transferred to
  other Travelers accounts ............      (148,240)       (41,244)      (733,082)      (103,289)   (13,631,967)   (16,297,270)
                                          -----------    -----------    -----------    -----------    -----------    -----------
Units end of year .....................       641,249        630,959        774,091        598,565     47,009,545     43,200,459
                                          ===========    ===========    ===========    ===========    ===========    ===========

                          INDEPENDENT AUDITORS' REPORT

To the Owners of Variable Life Insurance Contracts of
The Travelers Fund UL for Variable Life Insurance:

We have audited the accompanying statement of assets and liabilities of The Travelers Fund UL for Variable Life Insurance as of December 31, 1999, and the related statement of operations for the year then ended and the statement of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of shares owned as of December 31, 1999, by correspondence with the underlying funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Fund UL for Variable Life Insurance as of December 31, 1999, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles.

                              /s/ KPMG LLP

Hartford, Connecticut
February 18, 2000

                              Independent Auditors
                                    KPMG LLP
                              Hartford, Connecticut


This report is prepared for the general information of contract owners and is not an offer of shares of The Travelers Fund UL for Variable Life Insurance or Fund UL's underlying funds. It should not be used in connection with any offer except in conjunction with the Prospectus for The Travelers Fund UL product(s) for Variable Life Insurance offered by The Travelers Insurance Company and the Prospectuses for the underlying funds, which collectively contain all pertinent information, including the applicable sales commissions.



FNDUL (Annual) (12-99) Printed in U.S.A.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholder
The Travelers Insurance Company and Subsidiaries:

We have audited the accompanying consolidated balance sheets of The Travelers Insurance Company and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in retained earnings and accumulated other changes in equity from non-owner sources and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Insurance Company and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP
Hartford, Connecticut
January 18, 2000

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                 ($ in millions)



FOR THE YEAR ENDED DECEMBER 31,                                                          1999          1998          1997
                                                                                         ----          ----          ----

REVENUES
Premiums                                                                                 $1,738        $1,740        $1,583
Net investment income                                                                     2,506         2,185         2,037
Realized investment gains                                                                   113           149           199
Other revenues                                                                              521           440           354
-------------------------------------------------------------------------------------------------- ------------- -------------
     Total Revenues                                                                       4,878         4,514         4,173
-------------------------------------------------------------------------------------------------- ------------- -------------

BENEFITS AND EXPENSES
Current and future insurance benefits                                                     1,515         1,475         1,341
Interest credited to contractholders                                                        937           876           829
Amortization of deferred acquisition costs                                                  315           275           252
General and administrative expenses                                                         519           505           468
-------------------------------------------------------------------------------------------------- ------------- -------------
     Total Benefits and Expenses                                                          3,286         3,131         2,890
-------------------------------------------------------------------------------------------------- ------------- -------------

Income from continuing operations before federal income taxes                             1,592         1,383         1,283
-------------------------------------------------------------------------------------------------- ------------- -------------

Federal income tax expense
     Current                                                                                409           442           434
     Deferred                                                                               136            39            10
-------------------------------------------------------------------------------------------------- ------------- -------------
     Total Federal Income Taxes                                                             545           481           444
-------------------------------------------------------------------------------------------------- ------------- -------------
Net income                                                                               $1,047          $902          $839
================================================================================================== ============= =============






                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 ($ in millions)


DECEMBER 31,                                                                                         1999          1998
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at fair value (cost, $24,500,  $22,973)                         $23,866       $23,893
Equity securities, at fair value (cost, $691,  $474)                                                     784           518
Mortgage loans                                                                                         2,285         2,606
Real estate held for sale                                                                                236           143
Policy loans                                                                                           1,258         1,857
Short-term securities                                                                                  1,283         1,098
Trading securities, at market value                                                                    1,678         1,186
Other invested assets                                                                                  2,098         2,251
----------------------------------------------------------------------------------------------------------------------------
     Total Investments                                                                                33,488        33,552
----------------------------------------------------------------------------------------------------------------------------

Cash                                                                                                      85            65
Investment income accrued                                                                                395           393
Premium balances receivable                                                                              178            99
Reinsurance recoverables                                                                               3,234         3,387
Deferred acquisition costs                                                                             2,688         2,317
Separate and variable accounts                                                                        22,199        15,313
Other assets                                                                                           1,264         1,422
----------------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                                    $63,531       $56,548
----------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Contractholder funds                                                                                 $17,567       $16,739
Future policy benefits and claims                                                                     12,563        12,326
Separate and variable accounts                                                                        22,194        15,305
Deferred federal income taxes                                                                             23           422
Trading securities sold not yet purchased, at market value                                             1,098           873
Other liabilities                                                                                      2,466         2,783
----------------------------------------------------------------------------------------------------------------------------
     Total Liabilities                                                                                55,911        48,448
----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
Common stock, par value $2.50; 40 million shares authorized, issued and outstanding                      100           100
Additional paid-in capital                                                                             3,819         3,800
Retained earnings                                                                                      4,099         3,602
Accumulated other changes in equity from non-owner sources                                               (398)         598
----------------------------------------------------------------------------------------------------------------------------
     Total Shareholder's Equity                                                                        7,620         8,100
----------------------------------------------------------------------------------------------------------------------------

     Total Liabilities and Shareholder's Equity                                                      $63,531       $56,548
============================================================================================================================




                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS AND ACCUMULATED OTHER CHANGES IN EQUITY FROM NON-OWNER SOURCES
                                 ($ in millions)



-----------------------------------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN  RETAINED EARNINGS                         1999         1998              1997
-----------------------------------------------------------------------------------------------------------

Balance, beginning of year                                        $3,602       $2,810              $2,471
Net income                                                         1,047          902                 839
Dividends to parent                                                  550          110                 500
-----------------------------------------------------------------------------------------------------------
Balance, end of year                                              $4,099       $3,602              $2,810
===========================================================================================================

-----------------------------------------------------------------------------------------------------------
STATEMENTS OF ACCUMULATED OTHER CHANGES
IN EQUITY FROM NON-OWNER SOURCES
-----------------------------------------------------------------------------------------------------------

Balance, beginning of year                                          $598         $535                $223
Unrealized gains (losses), net of tax                               (996)          62                 313
Foreign currency translation, net of tax                               0           1                   (1)
-----------------------------------------------------------------------------------------------------------
Balance, end of year                                               $(398)        $598                $535
===========================================================================================================

-----------------------------------------------------------------------------------------------------------
SUMMARY OF CHANGES IN EQUITY
FROM NON-OWNER SOURCES
-----------------------------------------------------------------------------------------------------------

Net Income                                                        $1,047         $902                $839
Other changes in equity from non-owner sources                      (996)          63                 312
-----------------------------------------------------------------------------------------------------------
Total changes in equity from non-owner sources                       $51         $965              $1,151
===========================================================================================================




















                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                 ($ in millions)



FOR THE YEAR ENDED DECEMBER 31,                                                   1999           1998          1997
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Premiums collected                                                             $1,715     $1,763          $1,519
     Net investment income received                                                  2,365      2,021           2,059
     Other revenues received                                                           537        419             373
     Benefits and claims paid                                                      (1,094)    (1,127)         (1,230)
     Interest credited to contractholders                                            (958)      (918)           (853)
     Operating expenses paid                                                       (1,013)       751)           (638)
     Income taxes paid                                                               (393)      (506)           (368)
     Trading account investments purchases, net                                       (80)       (38)            (54)
     Other                                                                           (104)         12             18
---------------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Operating Activities                                     975        875             826
---------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from maturities of investments
         Fixed maturities                                                            4,103      2,608           2,259
         Mortgage loans                                                                662        722             663
     Proceeds from sales of investments
         Fixed maturities                                                           12,562     13,390           7,592
         Equity securities                                                             100        212             341
         Mortgage loans                                                              -              -             207
         Real estate held for sale                                                     219         53             169
     Purchases of investments
         Fixed maturities                                                         (18,129)   (18,072)        (11,143)
         Equity securities                                                           (309)      (194)           (483)
         Mortgage loans                                                              (470)       457)           (771)
     Policy loans, net                                                                599          15              38
     Short-term securities (purchases) sales, net                                     316        495)             (2)
     Other investments purchases, net                                                (413)      (550)           (260)
     Securities transactions in course of settlement, net                            (463)       192             311
---------------------------------------------------------------------------------------------------------------------
     Net Cash Used in Investing Activities                                         (1,223)    (2,576)         (1,079)
---------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Redemption of commercial paper, net                                                -           -            (50)
     Contractholder fund deposits                                                    5,764      4,383           3,544
     Contractholder fund withdrawals                                               (4,946)    (2,565)         (2,757)
     Dividends to parent company                                                     (550)      (110)           (500)
---------------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Financing Activities                                     268      1,708             237
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                        20           7            (16)
---------------------------------------------------------------------------------------------------------------------
Cash at December 31,                                                                  $85         $65             $58
====================================================================================================================

                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies used in the preparation of the accompanying financial statements follow.

     Basis of Presentation

     The Travelers Insurance Company (TIC), together with its subsidiaries (the Company), is a wholly owned subsidiary of The Travelers Insurance Group Inc. (TIGI), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup). The consolidated financial statements include the accounts of the Company and its insurance and non-insurance subsidiaries on a fully consolidated basis. The primary insurance entities of the Company are TIC and its subsidiaries, The Travelers Life and Annuity Company (TLAC), Primerica Life Insurance Company (Primerica Life), and its subsidiaries, Primerica Life Insurance Company of Canada and National Benefit Life Insurance Company (NBL).

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

     Certain prior year amounts have been reclassified to conform to the 1999 presentation.

     ACCOUNTING CHANGES

     Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

     Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). This statement establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on an approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Effective January 1, 1998, the Company adopted the collateral provisions of FAS 125 that were not effective until 1998 in accordance with Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS 125." The adoption of the collateral provisions of FAS 125 created additional assets and liabilities on the Company's consolidated statement of financial position related to the recognition of securities provided and received as collateral. There was no impact on the Company's results of operations from the adoption of the collateral provisions of FAS 125.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Accounting for the Costs of Computer Software Developed or Obtained for Internal Use During the third quarter of 1998, the Company adopted (effective January 1, 1998) the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and for determining when specific costs should be capitalized or expensed. The adoption of SOP 98-1 did not have a material impact on the Company's financial condition, results of operations or liquidity.

     Accounting by Insurance and Other Enterprises for Insurance - Related Assessments

     In January 1999, the Company adopted (effective January 1, 1999) Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3). SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. The adoption of this SOP had no impact on the Company's financial condition, results of operations or liquidity.

     ACCOUNTING POLICIES

     Investments
     Fixed maturities include bonds, notes and redeemable preferred stocks. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method. The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows, which are obtained from a widely-accepted securities data provider. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity.

     Equity securities, which include common and nonredeemable preferred stocks, are classified as "available for sale" and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

     Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market. Impaired loans were insignificant at December 31, 1999 and 1998.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Real estate held for sale is carried at the lower of cost or fair value less estimated cost to sell. Fair value of foreclosed properties is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other accepted techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1999 and 1998.

     Trading securities and related liabilities are normally held for periods less than six months. These investments are marked to market with the change recognized in net investment income during the current period.

     Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost which approximates market.

     Other invested assets include partnership investments and real estate joint ventures accounted for on the equity method of accounting. Undistributed income is reported in net investment income.

     Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

     DERIVATIVE FINANCIAL INSTRUMENTS
     The Company uses derivative financial instruments, including financial futures contracts, options, forward contracts, interest rate swaps, currency swaps, and equity swaps, as a means of hedging exposure to interest rate and foreign currency risk. Hedge accounting is used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment.

     Gains and losses arising from financial futures contracts are used to adjust the basis of hedged investments and are recognized in net investment income over the life of the investment.

     Payments to be received or made under interest rate swaps are accrued and recognized in net investment income. Swaps hedging investments are carried at fair value with unrealized gains and losses, net of taxes, charged or credited directly to shareholder's equity. Interest rate and currency swaps hedging liabilities are off-balance sheet.

     Forward contracts, interest rate options and equity swaps were not significant at December 31, 1999 and 1998. Information concerning derivative financial instruments is included in Note 5.

     INVESTMENT GAINS AND LOSSES
     Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company. The foreign exchange effects of Canadian operations are included in unrealized gains and losses.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)




     POLICY LOANS
     Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

     DEFERRED ACQUISITION COSTS
     Costs of acquiring individual life insurance, annuities and long-term care business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance, including term insurance and long-term care insurance, are amortized in relation to anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. For life insurance, a 15 to 20-year amortization period is used; for long-term care business, a 10 to 20-year period is used, and a seven to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

     VALUE OF INSURANCE IN FORCE

     The value of insurance in force is an asset recorded at the time of acquisition of an insurance company. It represents the actuarially determined present value of anticipated profits to be realized from life insurance, annuities and health contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18%. Traditional life insurance and guaranteed renewable health policies are amortized in relation to anticipated premiums; universal life is amortized in relation to estimated gross profits; and annuity contracts are amortized employing a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

     SEPARATE AND VARIABLE ACCOUNTS
     Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at market value. Certain other separate accounts provide guaranteed levels of return or benefits and the assets of these accounts are primarily carried at market value. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

     GOODWILL
     Goodwill represents the cost of acquired businesses in excess of net assets and is being amortized on a straight-line basis principally over a 40-year period. The carrying amount is regularly reviewed for indication of impairment in value that in the view of management would be other than temporary. If it is determined that goodwill is unlikely to be recovered, impairment is recognized on a discounted cash flow basis.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)




     CONTRACTHOLDER FUNDS
     Contractholder funds represent receipts from the issuance of universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts. Contractholder fund balances are increased by such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.5% to 10.0%.

     FUTURE POLICY BENEFITS
     Future policy benefits represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuities have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 10.0%, including adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

     OTHER LIABILITIES
     Included in Other Liabilities is the Company's estimate of its liability for guaranty fund and other insurance-related assessments. State guaranty fund assessments are based upon the Company's share of premium written or received in one or more years prior to an insolvency occurring in the industry. Once an insolvency has occurred, the Company recognizes a liability for such assessments if it is probable that an assessment will be imposed and the amount of the assessment can be reasonably estimated. At December 31, 1999, the Company had a liability of $21.9 million for guaranty fund assessments and a related premium tax offset recoverable of $4.7 million. The assessments are expected to be paid over a period of three to five years and the premium tax offsets are expected to be realized over a period of 10 to 15 years.

     SECURITIES LOANED
     Securities loaned are recorded at the amount of cash received as collateral. The Company receives cash collateral in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary.

     PERMITTED STATUTORY ACCOUNTING PRACTICES
     The Company's insurance subsidiaries, domiciled principally in Connecticut and Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on statutory surplus of the Company is not material.

     The NAIC recently completed a process intended to codify statutory accounting practices for certain insurance enterprises. As a result of this process, the NAIC will issue a revised statutory Accounting Practices and Procedures Manual - version effective January 1, 2001 (the revised Manual) that will be effective for years beginning January 1, 2001. It is expected that the State of Connecticut will require that, effective January 1, 2001, insurance companies domiciled in Connecticut prepare their statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     by the Connecticut insurance commissioner. The Company has not yet determined the impact that this change will have on the statutory capital and surplus of its insurance subsidiaries.

     PREMIUMS
     Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are being recognized in income over the policy term.

     OTHER REVENUES
     Other revenues include management fees for variable annuity separate accounts; surrender, mortality and administrative charges and fees earned on investment, universal life and other insurance contracts; and revenues of non-insurance subsidiaries.

     CURRENT AND FUTURE INSURANCE BENEFITS
     Current and future insurance benefits represent charges for mortality and morbidity related to fixed annuities, universal life, term life and health insurance benefits.

     INTEREST CREDITED TO CONTRACTHOLDERS
     Interest credited to contractholders represents amounts earned by universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts in accordance with contract provisions.

     FEDERAL INCOME TAXES
     The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities. A deferred federal income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

     FUTURE APPLICATION OF ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). In June 1999, the FASB issued Statement of Financial Standards No. 137 "Deferral of the Effective Date of FASB Statement No. 133" (FAS 137) which allows entities which have not adopted FAS 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. The Company adopted the deferral provisions of FAS 137, effective January 1, 2000 and has not yet determined the impact that FAS 133 will have on its consolidated financial statements.

2.       COMMERCIAL PAPER AND LINES OF CREDIT

     TIC has issued commercial paper directly to investors in prior years. No commercial paper was outstanding at December 31, 1999 or December 31, 1998. TIC must maintain bank lines of credit at least equal to the amount of the outstanding commercial paper. Citigroup and TIC have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to Citigroup or the Company. TIC's participation in this agreement is limited to $250 million. The agreement consists of a five-year revolving credit facility that expires in June 2001. At December 31, 1999 and 1998, no credit under this agreement was allocated to TIC. Under this facility the Company is required to maintain certain minimum equity and risk-based capital levels. At December 31, 1999, the Company was in compliance with these provisions. If TIC had borrowings outstanding on this facility, the interest rate would be based upon LIBOR plus a contractually negotiated margin.

3.       REINSURANCE

     The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term coinsurance and modified coinsurance. The Company remains primarily liable as the direct insurer on all risks reinsured.

     Since 1997 universal life business was reinsured under an 80%/20% quota share reinsurance program and term life business was reinsured under a 90%/10% quota share reinsurance program. Prior to 1997, the Company reinsured all of its life business via first dollar quota share treaties on an 80%/20% basis. Maximum retention of $1.5 million is generally reached on policies in excess of $7.5 million. For other plans of insurance, it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies, which limits vary with age and underwriting classification. Generally, the maximum retention on an ordinary life risk is $1.5 million. Total inforce business ceded under reinsurance contracts is $222.5 billion and $201.3 billion at December 31, 1999 and 1998.

     The Company writes workers' compensation business through its Accident Department. This business is ceded 100% to an affiliate, The Travelers Indemnity Company.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     A summary of reinsurance financial data reflected within the consolidated statements of income and balance sheets is presented below ($ in millions):


        WRITTEN PREMIUMS                                                   1999           1998           1997
        ------------------------------------------------------------------------------------------------------
        Direct                                                          $2,274         $2,310         $2,148
        Assumed from:
             Non-affiliated companies                                        -              -              1
        Ceded to:
             Affiliated companies                                         (206)          (242)          (280)
             Non-affiliated companies                                     (322)          (317)          (273)
        ------------------------------------------------------------------------------------------------------
        Total Net Written Premiums                                      $1,746         $1,751         $1,596
        ======================================================================================================


        EARNED PREMIUMS                                                    1999           1998           1997
        ------------------------------------------------------------------------------------------------------
        Direct                                                          $2,248         $1,949         $2,170
        Assumed from:
             Non-affiliated companies                                        -              -              1
        Ceded to:
             Affiliated companies                                         (193)          (251)          (321)
             Non-affiliated companies                                     (327)          (308)          (291)
        ------------------------------------------------------------------------------------------------------
        Total Net Earned Premiums                                       $1,728         $1,390         $1,559
        ======================================================================================================


     Reinsurance recoverables at December 31, 1999 and 1998 include amounts recoverable on unpaid and paid losses and were as follows ($ in millions):


        REINSURANCE RECOVERABLES                                           1999           1998
        ------------------------------------------------------------------------------------------------------

        Life and Accident and Health Business:
             Non-affiliated companies                                   $1,221         $1,297
        Property-Casualty Business:
             Affiliated companies                                        2,013          2,090
        ------------------------------------------------------------------------------------------------------
        Total Reinsurance Recoverables                                  $3,234         $3,387
        ======================================================================================================


     Total reinsurance recoverables at December 31, 1999 and 1998 include $569 million and $640 million, respectively, from The Metropolitan Life Insurance Company in connection with the sale of the Company's group life insurance and related businesses in 1995.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



4.   SHAREHOLDER'S EQUITY

     Shareholder's Equity and Dividend Availability

     The Company's statutory net income, which includes the statutory net income of all insurance subsidiaries, was $890 million, $702 million and $754 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     The Company's statutory capital and surplus was $5.03 billion and $4.95 billion at December 31, 1999 and 1998, respectively.

     The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. Statutory surplus of $679 million is available in 2000 for dividend payments by the Company without prior approval of the Connecticut Insurance Department. In addition, under a revolving credit facility, the Company is required to maintain certain minimum equity and risk-based capital levels. The Company was in compliance with these covenants at December 31, 1999 and 1998. The Company paid dividends of $550 million, $110 million and $500 million in 1999, 1998 and 1997, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)







4.  SHAREHOLDER'S EQUITY (continued)

Accumulated Other Changes in Equity from Non-Owner Sources, Net of Tax

Changes in each component of Accumulated Other Changes in Equity from Non-Owner Sources were as follows:

                                                                                                       ACCUMULATED OTHER
                                                              NET UNREALIZED         FOREIGN           CHANGES IN EQUITY FROM
                                                              GAIN (LOSS) ON         CURRENCY          NON-OWNER SOURCES
                                                              INVESTMENT SECURITIES  TRANSLATION
($ in millions)                                                                      ADJUSTMENTS
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1997                                           $232                   $(9)                 $223
Unrealized gain on investment securities,
   net of tax of $239                                               442                      -                  442
Less: reclassification adjustment for gains
   included in net income, net of tax of $70                        129                      -                  129
Foreign currency translation adjustment,
   net of tax of $0                                                   -                     (1)                 (1)
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                               313                     (1)                 312
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                          545                    (10)                 535
Unrealized gains on investment securities,
   net of tax of $85                                                159                     -                   159
Less: reclassification adjustment for gains
   included in net income, net of tax of $52                         97                     -                    97
Foreign currency translation adjustment,
   net of tax of $2                                                   -                      1                    1
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                                62                      1                   63
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                                          607                     (9)                 598
Unrealized losses on investment securities,
   net of tax of $497                                              (923)                    -                  (923)
Less: reclassification adjustment for gains
   included in net income, net of tax of $40                         73                     -                    73
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                              (996)                     -                 (996)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                                        $(389)                   $(9)               $(398)
===============================================================================================================================

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



5.   DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     Derivative Financial Instruments

     The Company uses derivative financial instruments, including financial futures, interest rate swaps, currency swaps, options and forward contracts as a means of hedging exposure to interest rate, equity price, and foreign currency risk on anticipated transactions or existing assets and liabilities. The Company, through a subsidiary that is a broker/dealer, Tribeca Investments LLC (Tribeca) holds and issues derivative instruments for trading purposes. All of these derivative financial instruments have off-balance sheet risk. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For interest rate swaps, currency swaps, options and forward contracts, credit risk is limited to the amount that it would cost the Company to replace the contracts. Financial futures contracts and purchased listed option contracts have little credit risk since organized exchanges are the counterparties. The Company as a writer of option contracts has no credit risk since the counterparty has no performance obligation after it has paid a cash premium.

     The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

     The Company uses exchange-traded financial futures contracts to manage its exposure to changes in interest rates which arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts which offset asset price changes resulting from changes in market interest rates until an investment is purchased or a product is sold.

     Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

     At December 31, 1999 and 1998, the Company held financial futures contracts with notional amounts of $255 million and $459 million, respectively. These financial futures had a deferred gain of $1.8 million and a deferred loss of $.5 million in 1999, and a deferred gain of $3.3 million and a deferred loss of $.1 million in 1998. Total gains of $6.9 million and $1.5 million from financial futures were deferred at December 31, 1999 and 1998, respectively, relating to anticipated investment purchases and investment product sales, and are reported as other liabilities. At December 31, 1999 and 1998, the Company's futures contracts had no fair value because these contracts were marked to market and settled in cash daily.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     The Company enters into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The Company also enters into basis swaps in which both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Swap agreements are not exchange-traded so they are subject to the risk of default by the counterparty.

     At December 31, 1999 and 1998, the Company held interest rate swap contracts with notional amounts of $1,498.2 million and $1,077.9 million, respectively. The fair value of these financial instruments was $25.3 million (gain position) and $26.3 million (loss position) at December 31, 1999 and was $5.6 million (gain position) and $19.6 million (loss position) at December 31, 1998. The fair values were determined using the discounted cash flow method. At December 31, 1999, the Company held swap contracts with affiliate counterparties with a notional amount of $207.5 million and a fair value of $22.6 million (loss position).

     The Company enters into currency swaps in connection with other financial instruments to provide greater risk diversification and better match assets purchased in U.S. Dollars with corresponding funding agreements issued in foreign currencies. Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, foreign currency for U.S. Dollars based upon interest amounts calculated by reference to an agreed notional principal amount. Generally, there is an exchange of foreign currency for U.S. Dollars at the outset of the contract based upon the prevailing foreign exchange rate. Swap agreements are not exchange traded so they are subject to the risk of default by the counterparty.

     At December 31, 1999 and 1998, the Company held currency swap contracts with notional amounts of $732.7 million and $10.0 million, respectively. The fair value of these financial instruments was $59.2 million (loss position) at December 31, 1999 and $.4 million (gain position) at December 31, 1998. The fair values were determined using the discounted cash flow method.

     The Company uses equity option contracts to manage its exposure to changes in equity market prices that arise from the sale of certain insurance products. To hedge against adverse changes in the equity market prices, the Company enters long positions in equity option contracts with major financial institutions. These contracts allow the Company, for a fee, the right to receive a payment if the Standard and Poor's 500 Index falls below agreed upon strike prices.

     At December 31, 1999 and 1998, the Company held equity options with notional amounts of $275.4 million and zero, respectively. The fair value of these financial instruments was $32.6 million (gain position) at December 31, 1999. The fair value of these contracts represent the estimated replacement cost as quoted by independent third party brokers.

     The off-balance sheet risks of interest rate options, equity swaps and forward contracts were not significant at December 31, 1999 and 1998.

     The off-balance sheet risk of derivative instruments held for trading purposes was not significant at December 31, 1999 and 1998.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Financial Instruments with Off-Balance Sheet Risk

     In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance sheet risk of these financial instruments was not significant at December 31, 1999 and 1998. The Company had unfunded commitments to partnerships with a value of $459.7 million at December 31, 1999.

     Fair Value of Certain Financial Instruments

     The Company uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", and therefore are not included in the amounts discussed.

     At December 31, 1999 and 1998, investments in fixed maturities had a carrying value and a fair value of $23.9 billion and $23.9 billion, respectively. See Notes 1 and 12.

     At December 31, 1999 mortgage loans had a carrying value of $2.3 billion and a fair value of $2.3 billion and in 1998 had a carrying value of $2.6 billion and a fair value of $2.8 billion. In estimating fair value, the Company used interest rates reflecting the current real estate financing market.

     Citigroup Preferred Stock included in other invested assets had a carrying value and fair value of $987 million at December 31, 1999 and 1998.

     At December 31, 1999, contractholder funds with defined maturities had a carrying value of $5.0 billion and a fair value of $4.7 billion, compared with a carrying value and a fair value of $3.3 billion at December 31, 1998. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $10.1 billion and a fair value of $9.9 billion at December 31, 1999, compared with a carrying value of $10.4 billion and a fair value of $10.2 billion at December 31, 1998. These contracts generally are valued at surrender value.

     The carrying values of $228 million and $144 million of financial instruments classified as other assets approximated their fair values at December 31, 1999 and 1998, respectively. The carrying values of $1.2 billion and $2.3 billion of financial instruments classified as other liabilities also approximated their fair values at December 31, 1999 and 1998, respectively. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

     The assets of separate accounts providing a guaranteed return had a carrying value and a fair value of $251 million at December 31, 1999, compared with a carrying value and a fair value of $235 million at December 31, 1998. The liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $251 million at December 31, 1999, compared with a carrying value and a fair value of $209 million and $206 million, respectively, at December 31, 1998.

     The carrying values of cash, trading securities and trading securities sold not yet purchased are carried at fair value. The carrying values of short-term securities and investment income accrued approximated their fair values.

     The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



6.   COMMITMENTS AND CONTINGENCIES

     Financial Instruments with Off-Balance Sheet Risk

     See Note 5 for a discussion of financial instruments with off-balance sheet risk.

     Litigation

     In March 1997, a purported class action entitled Patterman v. The Travelers, Inc., et al. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. In October 1997, defendants answered the complaint, denied liability and asserted numerous affirmative defenses. In February 1998, on defendants' motion, the Superior Court of Richmond County transferred the lawsuit to the Superior Court of Gwinnett County, Georgia. Plaintiffs appealed the transfer order, and in December 1998 the Court of Appeals of the State of Georgia reversed the lower court's decision. Defendants petitioned the Georgia Supreme Court to hear an appeal from the decision of the Court of Appeals, and the petition was granted in May 1998. In September 1999, oral argument on defendants' petition was heard and, on February 28, 2000, the Georgia Supreme Court affirmed the Georgia Court of Appeals and remanded the matter to the Superior Court of Richmond County. In March 2000, defendants moved the Georgia Supreme Court to reconsider its February 28, 2000 decision, and that motion remains pending. Proceedings in the trial court have been stayed pending appeal. Defendants intend to vigorously contest the litigation.

     The Company is also a defendant or co-defendant in various other litigation matters in the normal course of business. Although there can be no assurances, as of December 31, 1999, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.


7.   BENEFIT PLANS

     Pension and Other Postretirement Benefits

     The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Citigroup. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by TIGI. The Company's share of net expense for the qualified pension and other postretirement benefit plans was not significant for 1999, 1998 and 1997. Through plans sponsored by TIGI, the Company also provides defined contribution pension plans for certain agents. Company contributions are primarily a function of production. The expense for these plans was not significant in 1999, 1998 and 1997.

     401(k) Savings Plan

     Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan sponsored by Citigroup. Effective January 1, 1997, the Company discontinued matching contributions for the majority of its employees. The Company's expenses in connection with the 401(k) savings plan were not significant in 1999, 1998 and 1997.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



8.   RELATED PARTY TRANSACTIONS

     The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI are handled by two companies. The Company handles banking functions for the life and annuity operations of Travelers Life & Annuity and some of its non-insurance affiliates. The Travelers Indemnity Company handles banking functions for the property-casualty operations, including most of its property-casualty insurance and non-insurance affiliates. Settlements between companies are made at least monthly. The Company provides various employee benefits coverages to employees of certain subsidiaries of TIGI. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. In addition, investment advisory and management services, data processing services and claims processing services are shared with affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

     The Company maintains a short-term investment pool in which its insurance affiliates participate. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 1999 and 1998, the pool totaled approximately $2.6 billion and $2.3 billion, respectively. The Company's share of the pool amounted to $1.0 billion and $793 million at December 31, 1999 and 1998, respectively, and is included in short-term securities in the consolidated balance sheet.

     Included in short-term investments at December 31, 1998 was a 90-day variable rate note receivable from Citigroup. The rate was based upon the AA financial commercial paper rate plus 14 basis points. The rate at December 31, 1998 was 5.47%. The balance, which was $500 million at December 31, 1998, was paid in full on February 25, 1999. Interest accrued at December 31, 1998 was $2.2 million. Interest earned was $3.9 million and $9.4 million in 1999 and 1998, respectively.

     The Company markets deferred annuity products and life and health insurance through its affiliate, Salomon Smith Barney Financial Consultants (SSB). Premiums and deposits related to these products were $1.4 billion, $1.3 billion, and $1.0 billion in 1999, 1998 and 1997, respectively.

     At December 31, 1999 and 1998 the Company had outstanding loaned securities to SSB for $123.0 million and $39.7 million, respectively.

     Included in other invested assets is a $987 million investment in Citigroup preferred stock at December 31, 1999 and 1998, carried at cost.

     The Company sells structured settlement annuities to the insurance subsidiaries of Travelers Property Casualty Corp. (TAP) in connection with the settlement of certain policyholder obligations. Such premiums and deposits were $156 million, $104 million, and $88 million for 1999, 1998 and 1997, respectively. Reserves and contractholder funds related to these annuities amounted to $798 million and $787 million in 1999 and 1998, respectively.

     In the ordinary course of business, the Company purchases and sells securities through affiliated broker-dealers. These transactions are conducted on an arm's length basis.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Primerica Life has entered into a General Agency Agreement with Primerica Financial Services, Inc. (Primerica), that provides that Primerica will be Primerica Life's general agent for marketing all insurance of Primerica Life. In consideration of such services, Primerica Life agreed to pay Primerica marketing fees of no less than $10 million based upon U.S. gross direct premiums received by Primerica Life. In each of 1999 and 1998 the fees paid by Primerica Life were $12.5 million.

     In 1998 Primerica became a distributor of products for Travelers Life & Annuity. Primerica sold $903 million and $256 million of deferred annuities in 1999 and 1998, respectively.

     The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and key employees. To further encourage employee stock ownership, during 1997 Citigroup introduced the WealthBuilder stock option program. Under this program, all employees meeting certain requirements have been granted Citigroup stock options.

     The Company applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for stock options. Since stock options under the Citigroup plans are issued at fair market value on the date of award, no compensation cost has been recognized for these awards. FAS 123 provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options.

     Had the Company applied FAS 123 in accounting for Citigroup stock options, net income would have been the pro forma amounts indicated below:

       ------------------------------------------------------------------------------------------------------
       YEAR ENDED DECEMBER 31,                                       1999             1998              1997
       ($ in millions)
       ------------------------------------------------------------------------------------------------------
       Net income, as reported                                     $1,047             $902              $839
       FAS 123 pro forma adjustments, after tax                       (16)             (13)               (9)
       ------------------------------------------------------------------------------------------------------
       Net income, pro forma                                       $1,031             $889              $830
       ------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



9.   LEASES

     Most leasing functions for TIGI and its subsidiaries are administered by TAP. Rent expense related to all leases is shared by the companies on a cost allocation method based generally on estimated usage by department. Net rent expense was $30 million, $24 million, and $15 million in 1999, 1998 and 1997, respectively.

        --------------------------------------------------------------------------
        YEAR ENDING DECEMBER 31,                       MINIMUM OPERATING RENTAL
        ($ in millions)                                        PAYMENTS
        --------------------------------------------------------------------------
        2000                                                       $38
        2001                                                        42
        2002                                                        41
        2003                                                        41
        2004                                                        41
        Thereafter                                                 273
        --------------------------------------------------------------------------
        Total Rental Payments                                     $476
        =========================================================================


     Future sublease rental income of approximately $79 million will partially offset these commitments. Also, the Company will be reimbursed for 50% of the rental expense for a particular lease totaling $195 million, by an affiliate. Minimum future capital lease payments are not significant.

     The Company is reimbursed for use of furniture and equipment through cost sharing agreements by its affiliates.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)
10.      FEDERAL INCOME TAXES

         EFFECTIVE TAX RATE

         ($ in millions)
        --------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                               1999            1998            1997
        --------------------------------------------------------------------------------------------------------
        Income Before Federal Income Taxes                            $1,592          $1,383          $1,283
        Statutory Tax Rate                                                35%             35%             35%
        --------------------------------------------------------------------------------------------------------
        Expected Federal Income Taxes                                    557             484             449
        Tax Effect of:
             Non-taxable investment income                               (19)            (5)              (4)
             Other, net                                                    7               2              (1)
        --------------------------------------------------------------------------------------------------------
        Federal Income Taxes                                          $  545          $  481          $  444
        ========================================================================================================
        Effective Tax Rate                                                34%             35%             35%
        --------------------------------------------------------------------------------------------------------

        COMPOSITION OF FEDERAL INCOME TAXES

        Current:
             United States                                                $377            $418            $410
             Foreign                                                        32              24              24
        --------------------------------------------------------------------------------------------------------
             Total                                                         409             442             434
        --------------------------------------------------------------------------------------------------------
        Deferred:
             United States                                                 143              40              10
             Foreign                                                        (7)             (1)             --
        --------------------------------------------------------------------------------------------------------
             Total                                                         136              39              10
        --------------------------------------------------------------------------------------------------------
        Federal Income Taxes                                              $545            $481            $444
        ========================================================================================================


     Additional tax benefits attributable to employee stock plans allocated directly to shareholder's equity were $17 million for each of the years ended December 31, 1999, 1998 and 1997.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     The net deferred tax liabilities at December 31, 1999 and 1998 were comprised of the tax effects of temporary differences related to the following assets and liabilities:


        -----------------------------------------------------------------------------------------------------------------
        ($ in millions)                                                                            1999             1998
                                                                                                   ----             ----
        -----------------------------------------------------------------------------------------------------------------
        Deferred Tax Assets:
             Benefit, reinsurance and other reserves                                              $ 645           $  616
             Operating lease reserves                                                                70               76
             Investments, net                                                                        11               --
             Other employee benefits                                                                106              103
             Other                                                                                  142              135
        -----------------------------------------------------------------------------------------------------------------
                 Total                                                                              974              930
        -----------------------------------------------------------------------------------------------------------------

        Deferred Tax Liabilities:
             Deferred acquisition costs and value of insurance in force                            (773)            (673)
             Investments, net                                                                        --             (489)
             Other                                                                                 (124)             (90)
        -----------------------------------------------------------------------------------------------------------------
                 Total                                                                             (897)          (1,252)
        -----------------------------------------------------------------------------------------------------------------
        Net Deferred Tax (Liability) Asset Before Valuation Allowance                                77             (322)
        Valuation Allowance for Deferred Tax Assets                                                (100)            (100)
        -----------------------------------------------------------------------------------------------------------------
        Net Deferred Tax Liability After Valuation Allowance                                      $ (23)          $ (422)
        -----------------------------------------------------------------------------------------------------------------


     The Company and its life insurance subsidiaries file a consolidated federal income tax return. Federal income taxes are allocated to each member of the consolidated group on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to the Company. Any credits for losses will be paid by the Company to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

     The $100 million valuation allowance is sufficient to cover any capital losses on investments that may exceed the capital gains able to be generated in the life insurance group's consolidated federal income tax return based upon management's best estimate of the character of the reversing temporary differences. Reversal of the valuation allowance is contingent upon the recognition of future capital gains or a change in circumstances that causes the recognition of the benefits to become more likely than not. There was no change in the valuation allowance during 1999. The initial recognition of any benefit produced by the reversal of the valuation allowance will be recognized by reducing goodwill.

     At December 31, 1999, the Company had no ordinary or capital loss carryforwards.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     The policyholders surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account is approximately $932 million. Income taxes are not provided for on this amount because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not contemplated from this account. At current rates the maximum amount of such tax would be approximately $326 million.


11.  NET INVESTMENT INCOME

        ------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                                    1999           1998           1997
        ($ in millions)                                                    ----           ----           ----
        ------------------------------------------------------------------------------------------------------
        GROSS INVESTMENT INCOME
             Fixed maturities                                           $1,806         $1,598         $1,460
             Mortgage loans                                                235            295            291
             Joint ventures and partnerships                               141             74             55
             Trading                                                       141             43             57
             Other, including policy loans                                 287            240            263
        ------------------------------------------------------------------------------------------------------
                                                                         2,610          2,250          2,126
        ------------------------------------------------------------------------------------------------------
        Investment expenses                                                104             65             89
        ------------------------------------------------------------------------------------------------------
        Net investment income                                           $2,506         $2,185         $2,037
        ------------------------------------------------------------------------------------------------------


12.  INVESTMENTS AND INVESTMENT GAINS (LOSSES)

Realized investment gains (losses) for the periods were as follows:


        ------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                                    1999           1998           1997
        ($ in millions)                                                    ----           ----           ----
        ------------------------------------------------------------------------------------------------------
        REALIZED INVESTMENT GAINS
             Fixed maturities                                             $(23)          $111           $ 71
             Equity securities                                               7              6             (9)
             Mortgage loans                                                 29             21             59
             Real estate held for sale                                     108             16             67
             Other                                                          (8)            (5)            11
        ------------------------------------------------------------------------------------------------------
                 Total Realized Investment Gains                          $113           $149           $199
        ------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Changes in net unrealized investment gains (losses) that are reported as accumulated other changes in equity from non-owner sources or unrealized gains on Citigroup stock in shareholder's equity were as follows:


        -------------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                                           1999          1998           1997
        ($ in millions)                                                           ----          ----           ----
        -------------------------------------------------------------------------------------------------------------
        UNREALIZED INVESTMENT GAINS (LOSSES)
             Fixed maturities                                                 $(1,554)        $   91         $  446
             Equity securities                                                     49             13             25
             Other                                                                (30)          (169)           520
        -------------------------------------------------------------------------------------------------------------
                 Total Unrealized Investment Gains (Losses)                    (1,535)           (65)           991
        -------------------------------------------------------------------------------------------------------------

             Related taxes                                                       (539)           (20)           350
        -------------------------------------------------------------------------------------------------------------
             Change in unrealized investment gains (losses)                      (996)           (45)           641
             Transferred to paid in capital, net of tax                            --           (585)            --
             Balance beginning of year                                            598          1,228            587
        -------------------------------------------------------------------------------------------------------------
                 Balance End of Year                                          $  (398)        $  598         $1,228
        -------------------------------------------------------------------------------------------------------------


     Included in Other in 1998 is the unrealized loss on Citigroup common stock of $167 million prior to the conversion to preferred stock. Also included in Other were unrealized gains of $506 million, which were reported in 1997, related to appreciation of Citigroup common stock.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Fixed Maturities

     The amortized cost and fair value of investments in fixed maturities were as follows:

        -------------------------------------------------------------------------------------------------------------------
                                                                                    GROSS          GROSS
        DECEMBER 31, 1999                                        AMORTIZED        UNREALIZED      UNREALIZED       FAIR
        ($ in millions)                                             COST             GAINS          LOSSES         VALUE
        -------------------------------------------------------------------------------------------------------------------
        AVAILABLE FOR SALE:
             Mortgage-backed securities - CMOs and
             pass-through securities                               $ 5,081         $    22         $   224         $ 4,879
             U.S. Treasury securities and obligations of
             U.S. Government and government agencies and
             authorities                                             1,032              14              53             993
             Obligations of states, municipalities and
             political subdivisions                                    214              --              31             183
             Debt securities issued by foreign governments             811              35              10             836
             All other corporate bonds                              13,938              69             384          13,623
             Other debt securities                                   3,319              30              99           3,250
             Redeemable preferred stock                                105               4               7             102
       -------------------------------------------------------------------------------------------------------------------
                 Total Available For Sale                          $24,500         $   174         $   808         $23,866
       -------------------------------------------------------------------------------------------------------------------

        -------------------------------------------------------------------------------------------------------------------
                                                                                  GROSS           GROSS
        DECEMBER 31, 1998                                        AMORTIZED      UNREALIZED      UNREALIZED          FAIR
        ($ in millions)                                             COST           GAINS          LOSSES            VALUE
        -------------------------------------------------------------------------------------------------------------------
        AVAILABLE FOR SALE:
             Mortgage-backed securities - CMOs and
             pass-through securities                               $ 4,717         $   147         $    11         $ 4,853
             U.S. Treasury securities and obligations of
             U.S. Government and government agencies and
             authorities                                             1,563             186               3           1,746
             Obligations of states, municipalities and
             political subdivisions                                    239              18              --             257
             Debt securities issued by foreign governments             634              41               3             672
             All other corporate bonds                              13,025             532              57          13,500
             Other debt securities                                   2,709             106              38           2,777
             Redeemable preferred stock                                 86               3               1              88
        ------------------------------------------------------------------------------------------------------------------
                 Total Available For Sale                          $22,973         $ 1,033         $   113         $23,893
        ------------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Proceeds from sales of fixed maturities classified as available for sale were $12.6 billion, $13.4 billion and $7.6 billion in 1999, 1998 and 1997, respectively. Gross gains of $200 million, $314 million and $170 million and gross losses of $223 million, $203 million and $99 million in 1999, 1998 and 1997, respectively, were realized on those sales.

     Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote are not available amounted to $4.8 billion and $4.8 billion at December 31, 1999 and 1998, respectively.

     The amortized cost and fair value of fixed maturities at December 31, 1999, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


        --------------------------------------------------------------------------------------
                                                                AMORTIZED
        ($ in millions)                                            COST            FAIR VALUE
        --------------------------------------------------------------------------------------
        MATURITY:
             Due in one year or less                                $1,624            $1,622
             Due after 1 year through 5 years                        6,633             6,599
             Due after 5 years through 10 years                      5,257             5,132
             Due after 10 years                                      5,905             5,634
        --------------------------------------------------------------------------------------
                                                                    19,419            18,987
        --------------------------------------------------------------------------------------
             Mortgage-backed securities                              5,081             4,879
        --------------------------------------------------------------------------------------
                 Total Maturity                                    $24,500           $23,866
        --------------------------------------------------------------------------------------


     The Company makes investments in collateralized mortgage obligations
     (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

     At December 31, 1999 and 1998, the Company held CMOs classified as available for sale with a fair value of $3.8 billion and $3.4 billion, respectively. Approximately 52% and 54%, respectively, of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 1999 and 1998. In addition, the Company held $1.1 billion and $1.4 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 1999 and 1998, respectively. Virtually all of these securities are rated AAA.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Equity Securities

     The cost and fair values of investments in equity securities were as follows:


        -------------------------------------------------------------------------------------------------------------------
                                                                          GROSS                GROSS
        EQUITY SECURITIES:                                             UNREALIZED             UNREALIZED         FAIR
        ($ in millions)                                  COST             GAINS                 LOSSES           VALUE
        -------------------------------------------------------------------------------------------------------------------
        DECEMBER 31, 1999
             Common stocks                                $195              $123                   $ 4              $314
             Non-redeemable preferred stocks               496                15                    41               470
        -------------------------------------------------------------------------------------------------------------------
                 Total Equity Securities                  $691              $138                   $45              $784
        -------------------------------------------------------------------------------------------------------------------

        DECEMBER 31, 1998
             Common stocks                                $129               $44                   $ 3              $170
             Non-redeemable preferred stocks               345                10                     7               348
        -------------------------------------------------------------------------------------------------------------------
                 Total Equity Securities                  $474               $54                   $10              $518
        -------------------------------------------------------------------------------------------------------------------


     Proceeds from sales of equity securities were $100 million, $212 million and $341 million in 1999, 1998 and 1997, respectively. Gross gains of $15 million, $30 million and $53 million and gross losses of $8 million, $24 million and $62 million in 1999, 1998 and 1997, respectively, were realized on those sales.


     Mortgage Loans and Real Estate Held For Sale

     At December 31, 1999 and 1998, the Company's mortgage loan and real estate held for sale portfolios consisted of the following:


        --------------------------------------------------------------------------------------------------
        ($ in millions)                                                              1999            1998
        --------------------------------------------------------------------------------------------------
        Current Mortgage Loans                                                    $2,228          $2,370
        Underperforming Mortgage Loans                                                57             236
        --------------------------------------------------------------------------------------------------
             Total Mortgage Loans                                                  2,285           2,606
        --------------------------------------------------------------------------------------------------

        Real Estate Held For Sale - Foreclosed                                       223             112
        Real Estate Held For Sale - Investment                                        13              31
        --------------------------------------------------------------------------------------------------
             Total Real Estate                                                       236             143
        --------------------------------------------------------------------------------------------------
             Total Mortgage Loans and Real Estate Held for Sale                   $2,521          $2,749
        ==================================================================================================

     Underperforming mortgage loans include delinquent mortgage loans, loans in the process of foreclosure, foreclosed loans and loans modified at interest rates below market.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Aggregate annual maturities on mortgage loans at December 31, 1999 are as follows:

        -----------------------------------------------------------------------
        YEAR ENDING DECEMBER 31,
        ($ in millions)
        -----------------------------------------------------------------------
        Past Maturity                                            $   39
        2000                                                        162
        2001                                                        172
        2002                                                        137
        2003                                                        131
        2004                                                        140
        Thereafter                                                1,504
        -----------------------------------------------------------------------
             Total                                               $2,285
        =======================================================================


     Trading Securities

     Trading securities of the Company are held in Tribeca.

        -------------------------------------------------------------------------------------------
        ($ in millions)                                                    1999            1998
        -------------------------------------------------------------------------------------------
        TRADING SECURITIES OWNED
        Convertible bond arbitrage                                       $1,045            $754
        Merger arbitrage                                                    421             427
        Other                                                               212               5
        -------------------------------------------------------------------------------------------
             Total                                                       $1,678          $1,186
        -------------------------------------------------------------------------------------------
        TRADING SECURITIES SOLD NOT YET PURCHASED
        Convertible bond arbitrage                                         $799            $521
        Merger arbitrage                                                    299             352
        -------------------------------------------------------------------------------------------
             Total                                                       $1,098            $873
        -------------------------------------------------------------------------------------------

     The Company's trading portfolio investments and related liabilities are normally held for periods less than six months. Therefore, expected future cash flows for these assets and liabilities are expected to be realized in less than one year.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Concentrations

     At December 31, 1999 and 1998, the Company had an investment in Citigroup Preferred Stock of $987 million. See Note 8.

     The Company maintains a short-term investment pool for its insurance affiliates in which the Company also participates. See Note 8.

     The Company had concentrations of investments, primarily fixed maturities, in the following industries:


        --------------------------------------------------------------------------
        ($ in millions)                                     1999           1998
        --------------------------------------------------------------------------
        Banking                                            $1,906         $2,131
        Electric Utilities                                  1,653          1,513
        Finance                                             1,571          1,346
        --------------------------------------------------------------------------


     The Company held investments in Foreign Banks in the amount of $1,012 million and $997 million at December 31, 1999 and 1998, respectively, which are included in the table above. Also, below investment grade assets included in the preceding table were not significant.

     Included in fixed maturities are below investment grade assets totaling $2.2 billion and $2.1 billion at December 31, 1999 and 1998, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds and notes that are classified as below investment grade.

     Mortgage loan investments are relatively evenly dispersed throughout the United States, with no significant holdings in any one state. Also, there is no significant mortgage loan investment in a particular property type.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.


     Non-Income Producing Investments

     Investments included in the consolidated balance sheets that were non-income producing for the preceding 12 months were insignificant.


     Restructured Investments

     The Company had mortgage loans and debt securities that were restructured at below market terms at December 31, 1999 and 1998. The balances of the restructured investments were insignificant. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans was insignificant in 1999 and in 1998. Interest on these assets, included in net investment income was insignificant in 1999 and 1998.


13.  DEPOSIT FUNDS AND RESERVES

     At December 31, 1999, the Company had $27.0 billion of life and annuity deposit funds and reserves. Of that total, $13.8 billion is not subject to discretionary withdrawal based on contract terms. The remaining $13.2 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amount that is subject to discretionary withdrawal is $2.1 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional $4.9 billion of life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 4.6%. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $6.2 billion of liabilities are surrenderable without charge. More than 12.7% of these relate to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



14.  RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

     The following table reconciles net income to net cash provided by operating activities:


          ---------------------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                                             1999            1998             1997
        ($ in millions)                                                             ----            ----             ----
          ---------------------------------------------------------------------------------------------------------------------
        Net Income From Continuing Operations                                    $ 1,047          $   902          $   839
             Adjustments to reconcile net income to net cash provided by operating activities:
                 Realized gains                                                     (113)            (149)            (199)
                 Deferred federal income taxes                                       136               39               10
                 Amortization of deferred policy acquisition costs                   315              275              252
                 Additions to deferred policy acquisition costs                     (686)            (566)            (471)
                 Investment income                                                  (221)            (202)             (32)
                 Premium balances                                                    (23)              23              (64)
                 Insurance reserves and accrued expenses                             421              348              111
                 Other                                                                99              205              380
          ---------------------------------------------------------------------------------------------------------------------
                 Net cash provided by operations                                 $   975          $   875          $   826
          ---------------------------------------------------------------------------------------------------------------------

          ---------------------------------------------------------------------------------------------------------------------


15.  NON-CASH INVESTING AND FINANCING ACTIVITIES

     Significant non-cash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $205 million in 1999, the transfer of Citigroup common stock to Citigroup preferred stock valued at $987 million in 1998 and the conversion of $119 million of real estate held for sale to other invested assets as a joint venture in 1997.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



16.  OPERATING SEGMENTS

     The Company has two reportable business segments that are separately managed due to differences in products, services, marketing strategy and resource management. The business of each segment is maintained and reported through separate legal entities within the Company. The management groups of each segment report separately to the common ultimate parent, Citigroup Inc.

     The TRAVELERS LIFE & ANNUITY business segment consolidates primarily the business of The Travelers Insurance Company and The Travelers Life and Annuity Company. Travelers Life & Annuity offers individual annuity, group annuity, individual life and long-term care products distributed by the Company and TLAC under the Travelers name. Among the range of individual products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life and long-term care insurance. The group products include institutional pensions, including guaranteed investment contracts, payout annuities, group annuities to employer-sponsored retirement and savings plans and structured finance transactions.

     The PRIMERICA LIFE business segment consolidates primarily the business of Primerica Life Insurance Company, Primerica Life Insurance Company of Canada and National Benefit Life Insurance Company. The Primerica Life business segment offers individual life products, primarily term insurance, to customers through a nationwide sales force of approximately 80,000 full and part-time licensed Personal Financial Analysts.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1), except that management also includes receipts on long-duration contracts (universal life-type and investment contracts) as deposits along with premiums in measuring business volume.

     BUSINESS SEGMENT INFORMATION:

       -----------------------------------------------------------------------------------------------------------------
                                                         TRAVELERS LIFE &   PRIMERICA LIFE
       1999 ($ in millions)                                  ANNUITY           INSURANCE            TOTAL
       -----------------------------------------------------------------------------------------------------------------
        Business Volume:
             Premiums                                        $   666             $ 1,072             $ 1,738
             Deposits                                         11,220                  --              11,220
                                                             -------             -------             -------
        Total business volume                                $11,886             $ 1,072             $12,958
        Net investment income                                  2,249                 257               2,506
        Interest credited to contractholders                     937                  --                 937
        Amortization of deferred acquisition costs               127                 188                 315
        Federal income taxes on Operating Income                 319                 186                 505
        Operating Income (excludes realized gains or
             losses and the related FIT)                     $   619             $   355             $   974
        Segment Assets                                       $56,615             $ 6,916             $63,531
       -----------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



       -----------------------------------------------------------------------------------------------------------------
                                                                TRAVELERS LIFE &      PRIMERICA LIFE
       1998 ($ in millions)                                          ANNUITY            INSURANCE            TOTAL
       -----------------------------------------------------------------------------------------------------------------
       Business Volume:
            Premiums                                                 $   683               $1,057           $ 1,740
            Deposits                                                   7,693                   --             7,693
                                                                     -------               ------           -------
       Total business volume                                         $ 8,376               $1,057           $ 9,433
       Net investment income                                           1,965                  220             2,185
       Interest credited to contractholders                              876                   --               876
       Amortization of deferred acquisition costs                         88                  187               275
       Federal income taxes on Operating Income                          260                  170               430
       Operating Income (excludes realized gains or
            losses and the related FIT)                              $   493               $  312           $   805
       Segment Assets                                                $49,646               $6,902           $56,548
       -----------------------------------------------------------------------------------------------------------------


       -----------------------------------------------------------------------------------------------------------------
                                                                 TRAVELERS LIFE       PRIMERICA LIFE
       1997 ($ in millions)                                         & ANNUITY           INSURANCE            TOTAL
       -----------------------------------------------------------------------------------------------------------------
       Business Volume:
            Premiums                                                 $   548               $1,035           $ 1,583
            Deposits                                                   5,276                   --             5,276
                                                                     -------               ------           -------
       Total business volume                                         $ 5,824               $1,035           $ 6,859
       Net investment income                                           1,836                  201             2,037
       Interest credited to contractholders                              829                   --               829
       Amortization of deferred acquisition costs                         68                  184               252
       Federal income taxes on Operating Income                          221                  153               374
       Operating Income (excludes realized gains or
            losses and the related FIT)                              $   427               $  283           $   710
       Segment Assets                                                $42,330               $7,110           $49,440
       -----------------------------------------------------------------------------------------------------------------


     The amount of investments in equity method investees and total expenditures for additions to long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets, were not material.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



       ----------------------------------------------------------------------------------------------------------
       BUSINESS SEGMENT RECONCILIATION:
       ($ in millions)
       ----------------------------------------------------------------------------------------------------------

       REVENUES                                                         1999             1998          1997
       ----------------------------------------------------------------------------------------------------------
       Total business volume                                         $12,958           $9,433        $6,859
       Net investment income                                           2,506            2,185         2,037
       Realized investment gains                                         113              149           199
       Other revenues                                                    521              440           354
       Elimination of deposits                                       (11,220)          (7,693)       (5,276)
       ----------------------------------------------------------------------------------------------------------
             Total revenues                                           $4,878           $4,514        $4,173
       ==========================================================================================================

       OPERATING INCOME                                                 1999             1998          1997
       ----------------------------------------------------------------------------------------------------------
       Total operating income of business segments                    $  974             $805          $710
       Realized investment gains net of tax                               73               97           129
       ----------------------------------------------------------------------------------------------------------
             Income from continuing operations                        $1,047             $902          $839
       ==========================================================================================================

       ASSETS                                                           1999             1998          1997
       ----------------------------------------------------------------------------------------------------------
       Total assets of business segments                             $63,531          $56,548       $49,440
       ==========================================================================================================


       REVENUE BY PRODUCTS                                              1999             1998          1997
       ----------------------------------------------------------------------------------------------------------
       Deferred Annuities                                             $5,694           $4,198        $3,303
       Group and Payout Annuities                                      7,275            5,326         3,737
       Individual Life and Health Insurance                            2,434            2,270         2,102
       Other (a)                                                         695              413           307
       Elimination of deposits                                       (11,220)          (7,693)       (5,276)
       ----------------------------------------------------------------------------------------------------------
             Total Revenue                                            $4,878           $4,514        $4,173
       ==========================================================================================================

(a) Other represents revenue attributable to unallocated capital and run-off businesses.


     The Company's revenue was derived almost entirely from U.S. domestic business. Revenue attributable to foreign countries was insignificant.

     The Company had no transactions with a single customer representing 10% or more of its revenue.

                           UNDERTAKING TO FILE REPORTS


Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                             RULE 484 UNDERTAKING

Sections 33-770 et seq, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


              UNDERTAKING TO REPRESENT REASONABLENESS OF CHARGES

The Company hereby represents that the aggregate charges under the Policy of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

1.         The facing sheet.
2.         The Prospectus.
3.         The undertaking to file reports.
4.         The signatures.


Written consents of the following persons:

A. Consent of Kathleen A. McGah, Deputy General Counsel, to filing of her opinion as an exhibit to this Registration Statement and to the reference to her opinion under the caption "Legal Proceedings and Opinion" in the Prospectus. (See Exhibit 11 below.)

B. Consent and Actuarial Opinion of Mahir Dugentas pertaining to the illustrations contained in the prospectus.

C.         Consent of KPMG LLP, Independent Certified Public Accountants.

D.         Powers of Attorney.  (See Exhibit 12 below.)

EXHIBITS

1. Resolution of the Board of Directors of The Travelers Insurance Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit No. 1 to Post-Effective Amendment No. 17 to the Registration Statement on Form S-6 filed April 29, 1996.)

2.         Not Applicable.

3(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Insurance Company and CFBDS, Inc. (Incorporated herein by reference to Exhibit 3(a) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-60227, filed November 9, 1998.)

3(b). Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, File No. 333-60227, filed November 9, 1998.)

4.         None

5.         Form of Variable Life Insurance Contracts.  .

6(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement filed on Form N-4, File No. 333-40193, filed November 13, 1997.)

6(b). By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement filed on Form N-4, File No. 333-40193, filed November 13, 1997.)

7.         None

8. Participation Agreements. (Incorporated herein by reference to Exhibit 8 to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-96521, filed May 24, 2000.)

9.         None

10.        Form of Application for Variable Life Insurance Contracts.
           (Incorporated herein by reference to Exhibit 10 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-15053, filed April 24, 1998.)

11. Opinion of counsel as to the legality of the securities being registered.

12(a). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Marc P. Weill. (Incorporated herein by reference to Exhibits 15(a) and 15(b) to the Registration Statement on Form S-6 filed April 28, 1995 and April 25, 1997.)

12(b). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for J. Eric Daniels. (Incorporated herein by reference to Exhibit 12(b) to the Registration Statement on Form S-6, File No. 333-69771, filed December 28, 1998.)

12(c). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Jay S. Benet. (Incorporated herein by reference to Exhibit 12(c) to Post Effective Amendment No. Pre-Effective Amendment No. 20 to the Registration Statement on Form S-6, File No. 3-88637, filed on April 26, 1999.)

12(d). Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for George C. Kokulis and Katherine M. Sullivan. (Incorporated herein by reference to Exhibits 15(b) to the Registration Statement on Form S-6 filed April 25, 2000.)

12(e) Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Glenn D. Lamey and Marla Berman Lewitus. (Incorporated herein by reference to Exhibit 12(e) to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-96515, filed May 24, 2000.)

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, The Travelers Fund UL for Variable Life Insurance, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Hartford and state of Connecticut, on the 24th day of May 2000.


               THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE
                                 (Registrant)

                        THE TRAVELERS INSURANCE COMPANY
                                  (Depositor)


                             By:*GLENN D. LAMMEY
                                -----------------------------------------
                                Glenn D. Lammey, Chief Financial Officer,
                                Chief Accounting Officer and Controller



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 24th day of May 2000.


*GEORGE C. KOKULIS                 Director, Chairman of the Board, President
--------------------------         and Chief Executive Officer
  (George C. Kokulis)              (Principal Executive Officer



*GLENN D. LAMMEY                   Director, Executive Vice President, Chief Financial
--------------------------         Officer, Chief Accounting Officer and Controller
  (Glenn D. Lammey)                (Principal Financial Officer)



*MARLA BERMAN LEWITUS              Director, Senior Vice President and
--------------------------         General Counsel
  (Marla Berman Lewitus)


*KATHERINE M. SULLIVAN             Director
--------------------------
  (Katherine M. Sullivan)


*MARC P. WEILL                     Director
--------------------------
  (Marc P. Weill)


*By:     /s/Ernest J. Wright, Attorney-in-Fact

EXHIBIT INDEX
--------------

Written Consents                                                                        Method of Filing
-----------------                                                                       ----------------
A.         Consent of Kathleen A. McGah, Deputy General Counsel,                        See Exhibit 11
           to filing of of her opinion as an exhibit to this Registration               below
           Statement and to the reference to her opinion under the caption
           "Legal Proceedings and Opinion" in the Prospectus.

B.         Consent and Actuarial Opinion of Mahir Dugentas pertaining to                Electronically
           the illustrations contained in the prospectus.

C.         Consent of KPMG LLP, Independent Certified Public Accountants                Electronically



EXHIBITS


5.         Form of Variable Life Insurance Contracts.                                   Electronically

11.        Opinion of counsel as to the legality of the securities                      Electronically
           being registered.